March 16, 2005



05047700



RECEIVED
MAR 17 2005
WASH. D.C. 213
SECTION



CHEMICAL FINANCIAL CORPORATION℠

333 East Main Street
Midland, Michigan 48640

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held April 18, 2005

You are invited to attend the annual meeting of shareholders of Chemical Financial Corporation at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, on Monday, April 18, 2005, at 2:00 p.m. local time. At the meeting, we will:

1. elect eleven directors; and

2. transact any other business that may properly come before the meeting.

You may vote at the meeting and any adjournment of the meeting if you were a shareholder of record at the close of business on February 18, 2005. Our 2004 Annual Report to Shareholders follows our proxy statement in this booklet. Our proxy statement and the enclosed proxy card are being sent to shareholders on and after March 16, 2005.

We look forward to seeing you at the meeting.

By Order of the Board of Directors,

David B. Ramaker
President and Chief Executive Officer

Your vote is important to us.
Even if you plan to attend the meeting,
PLEASE SIGN, DATE AND RETURN YOUR PROXY PROMPTLY.

CHEMICAL FINANCIAL CORPORATION
333 East Main Street
Midland, Michigan 48640

ANNUAL MEETING OF SHAREHOLDERS
April 18, 2005

PROXY STATEMENT

Meeting Information

Time and Place of Meeting

You are invited to attend the annual meeting of shareholders of Chemical Financial Corporation ("Chemical Financial" or the "Corporation") that will be held on Monday, April 18, 2005, at the Midland Center for the Arts, 1801 W. St. Andrews Drive, Midland, Michigan, at 2:00 p.m. local time.

This proxy statement and the enclosed proxy card are being furnished to you on and after March 16, 2005, in connection with the solicitation of proxies by Chemical Financial's board of directors for use at the annual meeting. In this proxy statement, "we," "us" and "our" refer to Chemical Financial Corporation, "you" and "your" refer to Chemical Financial Corporation shareholders, and "Chemical Bank" refers to Chemical Bank and Trust Company, Chemical Financial's largest subsidiary bank.

Purpose of Meeting

The purpose of the annual meeting is to consider and vote upon the election of eleven directors. ***Your board of directors recommends that you vote FOR each of the nominees discussed in this proxy statement.***

How to Vote Your Shares

You may vote at the meeting or by proxy if you were a shareholder of record of Chemical Financial common stock on February 18, 2005. You are entitled to one vote per share of Chemical Financial common stock that you own on each matter presented at the annual meeting.

As of February 18, 2005, there were 25,183,912 shares of Chemical Financial common stock issued and outstanding.

Your shares will be voted at the annual meeting if you properly sign and return to us the enclosed proxy. If you specify a choice, your proxy will be voted as specified. If you do not specify a choice, your shares will be voted for the election of each nominee for director named in this proxy statement. If other matters are presented at the annual meeting, the individuals named in the enclosed proxy will vote your shares on those matters in their discretion. As of the date of this proxy statement, we do not know of any other matters to be considered at the annual meeting.

You may revoke your proxy at any time before it is exercised by:

- delivering written notice to the Secretary of Chemical Financial; or
- attending and voting at the annual meeting.

Who Will Solicit Proxies

Directors, officers and employees of Chemical Financial and its affiliates will initially solicit proxies by mail. They also may solicit proxies in person, by telephone or by other means, but they will not receive any additional compensation for these efforts. Nominees, trustees and other fiduciaries who hold stock on behalf of beneficial owners of Chemical Financial common stock may communicate with the beneficial owners by mail or otherwise and may forward proxy materials to and solicit proxies from the beneficial owners. Chemical Financial will pay all costs of solicitation of proxies. Chemical Financial has engaged Georgeson Shareholder Communications, Inc. at an estimated cost of $1,000, plus expenses, to assist in the distribution of these materials.

Required Vote and Quorum

A plurality of the shares voting at the annual meeting is required to elect directors. This means that if there are more nominees than director positions to be filled, the nominees for whom the most votes are cast will be elected. In counting votes on the election of directors, abstentions, broker non-votes and other shares not voted will not be counted as voted, and the number of shares of which a plurality is required will be reduced by the number of shares not voted.

A majority of the shares entitled to vote at the annual meeting must be present or represented at the meeting to constitute a quorum. If you submit a proxy or attend the meeting in person, your shares will be counted towards the quorum, even if you abstain from voting on some or all of the matters introduced at the meeting. Broker non-votes also count for quorum purposes.

Election of Directors

The board of directors presently consists of twelve individuals. The term of office for each of the directors expires at the annual meeting each year. Mr. Michael L. Dow is currently a director of the Corporation. He will retire from the Board of Directors at the annual meeting on April 18, 2005 in accordance with the Corporation's mandatory age retirement policy.

The board of directors proposes that the following nominees be elected as directors for terms expiring at the annual meeting of shareholders to be held in 2006:

Nominees	
Gary E. Anderson	Aloysius J. Oliver
J. Daniel Bernson	Frank P. Popoff
Nancy Bowman	David B. Ramaker
James A. Currie	Dan L. Smith
Thomas T. Huff	William S. Stavropoulos
Terence F. Moore	

Each proposed nominee currently serves as a director of Chemical Financial for a term that will expire at this year's annual meeting. Mr. Gary E. Anderson was appointed to the board of directors on January 17, 2005. Mr. Anderson's appointment increased the size of the board of directors temporarily to twelve members. The board size will be re-established at eleven members immediately prior to the election of directors at the annual meeting on April 18, 2005. The persons named in the enclosed proxy card intend to vote for the election of the eleven nominees listed above. The proposed nominees are willing to be elected and serve as directors. If a nominee is unable to serve or is otherwise unavailable for election, which we do not anticipate, the incumbent board of directors may or may not select a substitute nominee. If a substitute nominee is selected, your proxy will be voted for the person so selected. If a substitute nominee is not selected, your proxy will be voted for the election of the remaining nominees. No proxy will be voted for a greater number of persons than the number of nominees named above.

Biographical information is presented below concerning the nominees for directors of Chemical Financial. Except as otherwise indicated, each nominee has had the same principal employment for over five years.

Chemical Financial's Board of Directors and Nominees for Election as Directors

Gary E. Anderson, age 59, has served as a director of Chemical Financial since January 17, 2005 and was appointed to the Audit and Compensation Committees as of that date. Mr. Anderson has been Chairman of the board of directors of Dow Corning Corporation since March 2001. Mr. Anderson has worked with Dow Corning Corporation, a diversified company specializing in the development, manufacture and marketing of silicones and related silicon-based products, since 1967 and has served in various executive capacities for over 25 years, including President and Chief Executive Officer. Mr. Anderson has been a director of Chemical Bank since January 2001.

J. Daniel Bernson, age 63, has served as a director of Chemical Financial since January 15, 2001 as a result of the merger of Shoreline Financial Corporation ("Shoreline") into Chemical Financial. Mr. Bernson has been a director and member of various committees of Chemical Bank Shoreline, a wholly owned bank subsidiary of Chemical Financial (previously Shoreline Bank, the bank subsidiary of Shoreline), since July 1999. Mr. Bernson has been President, since 1988, and Chief Executive Officer, since April 2004, of The Hanson Group of St. Joseph, Michigan, a holding company with diversified business interests in southwest Michigan, including Hanson Mold, Hanson Cold Storage Co., Eagle Technologies Group, the Meadows Subdivision and Pure.Fact, Inc. Mr. Bernson is a member of the Audit, Corporate Governance and Nominating, and Compensation Committees.

Nancy Bowman, age 53, has served as a director of Chemical Financial since January 2003 and is a member of the Audit and Compensation Committees. Ms. Bowman is a certified public accountant and co-owner of Bowman & Rogers, PC, an accounting and tax services company located in Lake City, Michigan. Ms. Bowman has served as a director and member of various committees of Chemical Bank West, a wholly owned bank subsidiary of Chemical Financial, since 1982.

James A. Currie, age 46, has been a director of Chemical Financial since August 1993 and is a member of the Audit and Compensation Committees and Chairman of the Corporate Governance and Nominating Committee. Mr. Currie is an investor. Mr. Currie has served as a director and member of various committees of Chemical Bank since February 1992, a director of CFC Financial Services, Inc., Chemical Financial's insurance agency subsidiary, since February 2002, and a director of CFC Title Services, Inc., Chemical Financial's title insurance subsidiary, since February 2002.

Thomas T. Huff, age 62, has served as a director of Chemical Financial since January 19, 2004 and is a member of the Audit Committee. Mr. Huff had been a director of Shoreline before the merger with the Corporation since 1987. Mr. Huff has been a director and member of various committees of Chemical Bank Shoreline (previously Shoreline Bank, the bank subsidiary of Shoreline) since 1986. Mr. Huff is an attorney, operating as a sole practitioner in Kalamazoo since 2003. Previously, from 1987 to 2002, Mr. Huff was a senior partner with the Varnum, Riddering, Schmidt and Howlett law firm. Mr. Huff additionally is a real estate developer.

Terence F. Moore, age 61, has served as a director of Chemical Financial since January 1998 and is Co-Chairman of the Audit Committee and a member of the Compensation and Corporate Governance and Nominating Committees. Mr. Moore has been President and Chief Executive Officer of MidMichigan Health in Midland, Michigan since 1982. MidMichigan Health is a health care organization operating in central and northern Michigan. From 1977 to 1984, Mr. Moore was President and Chief Executive Officer of MidMichigan Medical Center in Midland, which is MidMichigan Health's largest subsidiary. Mr. Moore has served as a director and member of various committees of Chemical Bank since February 1991.

Aloysius J. Oliver, age 64, has served as a director of Chemical Financial since January 1997 and served as Chairman of its board of directors from January 2002 until May 1, 2004. Mr. Oliver resigned as Chairman in accordance with corporate governance best practices following the Sarbanes-Oxley Act of 2002. Good governance practices suggest that publicly traded companies either have an independent director serve as chairman or designate an independent director to be titled "lead director." Mr. Oliver previously served as President and Chief Executive Officer of Chemical Financial from January 1997 until his retirement on December 31, 2001. Prior to being appointed President and Chief Executive Officer, Mr. Oliver served as Executive Vice President and Secretary from January 1985 to December 1996. Mr. Oliver joined Chemical Financial from Chemical Bank in January 1985. Mr. Oliver joined Chemical Bank in 1957 and served in various management capacities. Mr. Oliver became Vice President and Cashier of Chemical Bank in 1975, Secretary to the board of directors in 1979 and Senior Vice President in 1981. Mr. Oliver was elected to the board of directors of Chemical Bank in August 1996. During the last five years, Mr. Oliver has also served as a director and member of various committees of Chemical Bank West (also Chairman), CFC Financial Services, Inc., Chemical Financial's insurance agency subsidiary, and CFC Title Services, Inc, Chemical Financial's title insurance subsidiary. Mr. Oliver is a member of the Compensation and Corporate Governance and Nominating Committees.

Frank P. Popoff, age 69, became Chairman of Chemical Financial's board of directors on May 1, 2004. Mr. Popoff has served as a director of Chemical Financial since February 1989 and is a member of the Audit and Corporate Governance and Nominating Committees and Chairman of the Compensation Committee. Mr. Popoff joined The Dow Chemical Company, a diversified science and technology company that manufactures chemical, plastic and agricultural products, in 1959 and served in senior positions in sales, marketing, operations and business management, including responsibilities for international areas of the company. Mr. Popoff was Chief Executive Officer of The Dow Chemical Company from 1987 to 1995 and Chairman of the board of directors from December 1992 until his retirement in November 2000. Mr. Popoff is also a director of American Express Company, Qwest Communications International, Inc., Shin-Etsu Chemical Co. Ltd. and United Technologies Corporation. Mr. Popoff has served as a director and member of various committees of Chemical Bank since July 1985.

David B. Ramaker, age 49, became President and Chief Executive Officer of Chemical Financial in January 2002. He has been a director of Chemical Financial since October 2001. He previously served as President and Chief Executive Officer of Chemical Bank and Executive Vice President and Secretary of Chemical Financial. He joined Chemical Bank as Vice President on November 29, 1989. Mr. Ramaker became President of Chemical Bank Key State (consolidated into Chemical Bank) in October 1993. Mr. Ramaker became President and a member of the board of directors of Chemical Bank in September 1996 and Executive Vice President and Secretary to the board of Chemical Financial and Chief Executive Officer of Chemical Bank on January 1, 1997. Mr. Ramaker currently serves as Chairman of each of Chemical's three wholly-owned bank subsidiaries as well as CFC Financial Services, Inc. and CFC Title Services, Inc. During the last five years, Mr. Ramaker has also served as director of the Corporation's other subsidiaries. Mr. Ramaker is a member of the Executive Management Committee of Chemical Financial.

Dan L. Smith, age 69, has served as a director of Chemical Financial since January 15, 2001, as a result of Shoreline's merger into Chemical Financial. Before the merger, Mr. Smith was Chairman of the Board and Chief Executive Officer of Shoreline. Mr. Smith became Shoreline's Chairman of the Board and Chief Executive Officer on January 1, 1993, having previously served as President of Shoreline. Mr. Smith continued to serve as President until June 1999. Mr. Smith was Secretary to the board of Shoreline until 1992. Mr. Smith also served as Chairman of the Board and Chief Executive Officer of Chemical Bank Shoreline (previously Shoreline Bank) from May 1994 through December 2002. Mr. Smith continues to serve as a director and member of various committees of Chemical Bank Shoreline. Mr. Smith also served as President of Shoreline Bank from May 1994 until June 1999. Through May 1994, Mr. Smith served as President of Inter-City Bank (predecessor of Shoreline Bank) since 1978, Chief Executive Officer of Inter-City Bank since 1988, and a director of Inter-City Bank since 1972. Mr. Smith is a member of the Audit, Compensation and Corporate Governance, and Nominating Committees.

William S. Stavropoulos, age 65, has been a director of Chemical Financial since August 1993. Mr. Stavropoulos is

Chairman of the board of directors of The Dow Chemical Company, a diversified science and technology company that manufactures chemical, plastic and agricultural products. Mr. Stavropoulos joined The Dow Chemical Company in 1967 and has served in various senior management positions. Mr. Stavropoulos was named President of Dow Latin America in 1984, Group Vice President in 1987, Vice President in 1990, President of Dow U.S.A. in 1990, Senior Vice President in 1991, President and Chief Operating Officer in 1993, Chief Executive Officer in November 1995 and Chairman of the board of directors in November 2000. He was elected to the board of directors of The Dow Chemical Company in 1990. Mr. Stavropoulos served as President and Chief Executive Officer from 1995 to 2000 and was reappointed to that position in December 2002. In November 2003, Mr. Stavropoulos relinquished the position as President and in November 2004 relinquished the position as Chief Executive Officer. Mr. Stavropoulos is also a director of NCR Corporation, BellSouth Corporation and Maersk Inc., and a trustee of the Fidelity Group of Funds. Mr. Stavropoulos has served as a director and member of various committees of Chemical Bank since April 1992. Mr. Stavropoulos is a member of the Audit and Corporate Governance and Nominating Committees.

Your Board of Directors Recommends that You Vote FOR the Election of All Nominees as Directors

Committees of the Board of Directors

Among others, the board of directors has established the following three standing committees:

- Audit Committee
- Compensation Committee
- Corporate Governance and Nominating Committee

Audit Committee. The Audit Committee oversees the accounting and financial reporting processes on behalf of the board of directors. The Audit Committee oversees the audit of the financial statements and is directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm engaged by the Corporation. The Audit Committee operates pursuant to a written charter. The Audit Committee is comprised solely of independent directors as defined by the Sarbanes-Oxley Act of 2002 and the National Association of Securities Dealers' ("NASD") listing standards. The Audit Committee is composed of Messrs. Dow and Moore, Co-Chairmen; Ms. Bowman and Messrs. Anderson, Bernson, Currie, Huff, Popoff, Smith and Stavropoulos. The Audit Committee met six times during 2004. Messrs. Anderson, Bernson, Moore, Popoff and Stavropoulos are considered "audit committee financial experts" as defined by the Securities and Exchange Commission. The Audit Committee has a Pre-Approval Policy to pre-approve the audit and non-audit services performed by the independent registered public accounting firm. All services provided by the independent registered public accounting firm are either within general pre-approved limits or specifically approved by the Audit Committee. The general pre-approval limits are detailed as to each particular service and are limited by a specific dollar amount for each type of service per project. The pre-approval policy requires the Audit Committee to be informed of the services provided under the pre-approval guidelines at the next regularly scheduled Audit Committee meeting. A current copy of the Audit Committee written charter is available on Chemical Financial's corporate website at www.chemicalbankmi.com under "Investor Information."

Compensation Committee. The Compensation Committee reviews salaries, bonuses and other compensation of all officers of Chemical Financial, administers Chemical Financial's stock option plans and makes recommendations to the board of directors regarding the awards of stock options under these plans. The Compensation Committee operates pursuant to a written charter. The Compensation Committee is composed of Mr. Popoff, Chairman, Ms. Bowman and Messrs. Anderson, Bernson, Currie, Moore, Oliver and Smith. The Compensation Committee met once during 2004.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee oversees the Corporation's corporate governance responsibilities on behalf of the board of directors and is responsible for the identification and recommendation of individuals qualified to become members of the board of directors for each vacancy that occurs and for each election of directors at an annual meeting of shareholders. The Corporate Governance and Nominating Committee operates pursuant to a written charter. This committee is composed of Mr. Currie, Chairman, and Messrs. Bernson, Dow, Moore, Oliver, Popoff, Smith and Stavropoulos. The Corporate Governance and Nominating Committee met once during 2004. The Corporate Governance and Nominating Committee operates pursuant to a written charter, a current copy of which is available on Chemical Financial's corporate website at www.chemicalbankmi.com under "Investor Information." All members of the Corporate Governance and Nominating Committee are independent as defined by the NASD listing standards.

Board and Annual Meeting Attendance

During 2004, Chemical Financial's board of directors held five regular meetings. All directors attended at least 75% of the aggregate number of meetings of the board of directors and meetings of committees on which they served during the year (during the periods that they served). The Corporation has a policy that requires all members of and nominees to the board of directors to attend the annual meeting each year. All directors serving at April 19, 2004 attended the Corporation's 2004 annual meeting held on that date.

Compensation of Directors

During 2004, Chemical Financial compensated its directors who were not regular salaried employees of Chemical Financial at the rate of $1,500 for every board meeting attended and $550 for every committee meeting attended. Regular salaried employees of Chemical Financial and its subsidiaries do not receive fees for serving on, or attending meetings of, the board of directors of Chemical Financial or its subsidiaries or meetings of any of their committees. During 2004, Chemical Financial's bank subsidiaries compensated their directors at the rate of $1,100 for every board meeting attended and $550 for every committee meeting attended.

On December 31, 2002, Chemical Financial entered into a one-year retirement agreement with Mr. Oliver. Under that agreement, Chemical Financial paid Mr. Oliver annual compensation of $50,000 and provided group health benefits consistent with those available under Chemical Financial's retiree medical plan. Mr. Oliver agreed to continue to serve as Chairman of the board of directors of Chemical Financial and a director of Chemical Bank through December 31, 2003. This agreement was renewed on December 31, 2003 on the same terms until the annual meeting of the Corporation in April 2004. Mr. Oliver also agreed to a covenant not to compete as long as payments were being made to him under the agreement.

The board of directors adopted the Chemical Financial Corporation Plan for Deferral of Directors' Fees. This plan is available to all directors of Chemical Financial and its subsidiaries who receive fees, including community bank advisory directors. Under the plan, directors and community bank advisory directors that participate in the plan must elect before December 31 of each year to defer either 50% or 100% of fees to be earned in the following year. These fees will be paid out in any number of calendar years from one to ten commencing during or following the year the director ceases to be a director or the year after the director attains age 70. During the deferral period, the plan provides that the Corporation shall accrue to the directors or community bank advisory directors interest on the accumulated amount of deferred fees at the rate paid by Chemical Bank on a variable rate money market savings account.

Shareholder Nominations

The Corporate Governance and Nominating Committee will consider director candidates recommended by shareholders, directors, officers, third party search firms and other sources. Shareholders may recommend individual nominees for consideration by the Corporate Governance and Nominating Committee by communicating with the committee as described under the heading "Communicating with the Board." The Corporate Governance and Nominating Committee will ultimately determine whether a shareholder recommendation will result in a nomination under this process. In considering potential nominees, the committee will review all candidates in the same manner, regardless of the source of the recommendation. In evaluating the skills and characteristics required of board members, the committee considers factors such as experience, diversity, potentials for conflicts of interest, independence, character and integrity, ability to devote sufficient time to board service, and capacity to represent the balanced, best interests of the shareholders as a group. Direct shareholder nominations may only be made by sending a notice to the Secretary of Chemical Financial that sets forth:

- the name, age, business address and residence address of each nominee;
- the principal occupation or employment of each nominee;
- the number of shares of Chemical Financial common stock beneficially owned by each nominee;
- a statement that each nominee is willing to be nominated and to serve if elected; and
- such other information concerning each nominee as would be required to be provided in a proxy statement soliciting proxies for the election of each nominee.

You must send this notice to the Secretary of Chemical Financial not less than 120 days prior to the date of an annual meeting and not more than seven days following the date of notice of a special meeting called for election of directors.

Communicating with the Board

Shareholders and interested parties may communicate with members of Chemical Financial's board of directors by sending correspondence addressed to the board as a whole, a specific committee, or a specific board member c/o Joseph Torrence, First Vice President, Human Resources, Chemical Financial Corporation, 333 E. Main Street, Midland, Michigan 48640. All correspondence will be forwarded directly to the applicable members of the board of directors.

Ownership of Chemical Financial Common Stock

Five Percent Shareholder

Listed below is the only shareholder of Chemical Financial known by management to have been the beneficial owner of more than 5% of the outstanding shares of Chemical Financial common stock as of January 31, 2005. This entity is the Trust and Investment Management Services department (Trust Department) of Chemical Bank:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock[1]			Percent of Class
	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power[2]	Total Beneficial Ownership	
Chemical Bank and Trust Company Trust Department 333 E. Main Street Midland, MI 48640[3]	1,335,953	529,650	1,865,603	7.38%

Ownership of Chemical Financial Common Stock by Directors and Executive Officers

The following table sets forth information concerning the number of shares of Chemical Financial common stock held as of January 31, 2005, by each of Chemical Financial's directors and nominees for director, each of the named executive officers who are included in the Summary Compensation Table, and all of Chemical Financial's directors, nominees for director and executive officers as a group:

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Common Stock[1]				Percent of Class
	Sole Voting and Dispositive Power	Shared Voting or Dispositive Power[2]	Stock Options Exercisable in 60 Days	Total Beneficial Ownership	
G.E. Anderson	3,168	5,418		8,586	
J. D. Bernson	—	12,903	—	12,903	*
N. A. Bowman	2,040	—	—	2,040	*
J. A. Currie	114,049	16,894	—	130,943	*
M.L. Dow	—	173,520[4]	—	173,520[4]	*
L. A. Gwizdala	673	36,508	18,189	55,370	*
T. T. Huff	46,211	—	—	46,211	*
J. R. Milroy	8,513	16,158	8,583	33,254	*
T. F. Moore	—	12,617	—	12,617	*
A. J. Oliver	108,811	—	—	108,811	*
F. P. Popoff	21,416	—	—	21,416	*
D. B. Ramaker	14,433	—	32,135	46,568	*
J. A. Reisner	12,765	3,682	12,712	29,159	*
D. L. Smith	44,122	11,445	—	55,567	*
W. S. Stavropoulos	6,012	349,683[5]	—	355,695[5]	1.41%
J. E. Tomczyk	691	1,056	1,555	3,302	*
All directors and executive officers as a group	441,457	699,939[6]	102,821	1,244,217[6]	4.92%

* Less than 1%.

(1) The numbers of shares stated are based on information furnished by each person listed and include shares personally owned of record by that person and shares that, under applicable regulations, are considered to be otherwise beneficially owned by that person. Under these regulations, a beneficial owner of a security includes any person who, directly or indirectly, has or shares voting power or dispositive power with respect to the security. A person will also be considered the beneficial owner of a security if the person has a right to acquire beneficial ownership of the security within 60 days. Shares held in various fiduciary capacities through the Trust Department of Chemical Bank are not included unless otherwise indicated. Chemical Financial and the directors and officers of Chemical Financial and Chemical Bank disclaim beneficial ownership of shares held by the Trust Department in fiduciary capacities.

(2) These numbers include shares over which the listed person is legally entitled to share voting or dispositive power by reason of joint ownership, trust, or other contract or property right, and shares held by spouses and children over whom the listed person may have influence by reason of relationship. Shares held in fiduciary capacities by the Trust Department of Chemical Bank are not included unless otherwise indicated. The directors and officers of Chemical Financial may, by reason of their positions, be in a position to influence the voting or disposition of shares held in trust by Chemical Bank to some degree, but disclaim beneficial ownership of these shares.

(3) These numbers consist of certain shares held in various fiduciary capacities through the Trust Department of Chemical Bank. Chemical Bank also holds in various fiduciary capacities a total of 2,370,833 shares of Chemical Financial common stock over which it does not have voting or dispositive power and which are not included in these numbers. Chemical Financial and the directors and officers of Chemical Financial and Chemical Bank disclaim beneficial ownership of shares held by the Trust Department in a fiduciary capacity.

(4) These numbers include 73,280 shares held by two trusts as of January 31, 2005, of which Mr. Dow is a trustee. Mr. Dow disclaims beneficial ownership of these shares.

(5) These numbers include 349,683 shares owned by the Rollin M. Gerstacker Foundation as of January 31, 2005. Mr. Stavropoulos is a trustee of that foundation. Mr. Stavropoulos has no beneficial interest in the shares owned by the foundation and disclaims beneficial ownership of these shares.

(6) These numbers include all shares described in notes 4 and 5 above and 16,215 shares owned by a foundation of which an executive officer of the Corporation is a trustee. That executive officer has no beneficial interest in the shares owned by the foundation and disclaims beneficial ownership of these shares.

Shareholder Return

The following line graph compares Chemical Financial's cumulative total shareholder return on its common stock over the last five years, assuming the reinvestment of dividends, to the Standard and Poor's (referred to as "S&P") 500 Stock Index and the KBW 50 Index. Both of these indices are also based upon total return (including reinvestment of dividends) and are market-capitalization-weighted indices. The S&P 500 Stock Index is a broad equity market index published by Standard and Poor's. The KBW 50 Index is published by Keefe, Bruyette & Woods, Inc., an investment banking firm that specializes in the banking industry. The KBW 50 Index is composed of 50 money center and regional bank holding companies. The line graph assumes $100 was invested on December 31, 1999.


Chemical Financial Corporation
KBW 50 Index
S&P 500 Stock Index
Total Shareholder Return
250
200
150
100
50
0
12/31/99
12/31/00
12/31/01
12/31/02
12/31/03
12/31/04

The dollar values for total shareholder return plotted in the graph are shown in the table below:

December 31	Chemical Financial Corporation	KBW 50 Index	S&P 500 Stock Index
1999	$100.0	$100.0	$100.0
2000	81.6	123.0	90.9
2001	115.1	118.0	80.1
2002	126.6	109.7	62.4
2003	155.4	147.0	80.3
2004	187.5	161.7	89.0

Summary of Executive Compensation

The following table shows information concerning the compensation earned from Chemical Financial or its subsidiaries during each of the three years in the period ended December 31, 2004, by the Chief Executive Officer and each of Chemical Financial's four most highly compensated executive officers who served in positions other than Chief Executive Officer at December 31, 2004. The positions listed in the table are those in which the applicable officer served at December 31, 2004.

SUMMARY COMPENSATION TABLE

		Annual Compensation[1]			Long-Term Compensation Awards		Long-Term Compensation Payouts	
Name and Principal Position	**Year**	**Salary**	**Bonus**	**Other Annual Compensation**	**Restricted Stock Awards**	**Number of Shares Underlying Options**	**LTIP Payouts**	**All Other Compensation[2]**
David B. Ramaker	2004	$275,000	$90,150			15,750		$4,420
President and Chief	2003	250,000	75,150			8,400		4,315
Executive Officer of	2002	210,000	80,150			5,512		3,290
the Corporation								
James R. Milroy	2004	$200,000	$60,150			8,400		$3,994
Executive Vice President,	2003	190,000	45,150			4,725		4,010
Chief Operating Officer	2002	180,000	55,150			3,858		3,810
and Secretary of the Corporation								
Lori A. Gwizdala	2004	$182,000	$60,150			8,400		$3,960
Executive Vice President,	2003	170,000	50,150			4,725		3,610
Chief Financial Officer	2002	155,000	55,150			3,858		3,310
and Treasurer of the Corporation								
John A. Reisner	2004	$151,500	$39,150			5,250		$3,946
President and Chief	2003	147,000	40,150			2,887		3,824
Executive Officer of	2002	142,000	40,150			2,756		3,742
Chemical Bank and Trust Company								
James E. Tomczyk	2004	$151,000	$35,150			5,250		$3,189
President and Chief	2003	147,000	29,150			2,887		2,761
Executive Officer of	2002	142,004	40,150			2,756		3,142
Chemical Bank Shoreline								

(1) Includes compensation deferred under Chemical Financial's 401(k) savings plan.

(2) The amounts set forth in the "All Other Compensation" column for 2004 represent matching contributions under the 401(k) savings plan and insurance payments with respect to term life insurance. The 401(k) savings plan matching contributions were as follows: Mr. Ramaker, $4,100; Mr. Milroy, $3,781; Ms. Gwizdala, $3,640; Mr. Reisner, $3,030; and Mr. Tomczyk, $2,530. The insurance payments with respect to term life insurance were as follows: Mr. Ramaker, $320; Mr. Milroy, $213; Ms. Gwizdala, $320; Mr. Reisner, $916; and Mr. Tomczyk, $659.

Option Grants and Values

The following tables provide information concerning stock options granted to and exercised by the named executive officers during 2004 and unexercised options held as of December 31, 2004:

OPTION GRANTS IN LAST FISCAL YEAR

	Individual Grants				
Name	Number of Shares Underlying Options Granted[1]	Percent of Total Options Granted to Employees in Fiscal Year	Exercise Price Per Share[1]	Expiration Date	Grant Date Present Value[2]
David B. Ramaker	15,750	8.34%	$39.69	12/13/2014	$181,597
James R. Milroy	8,400	4.45	39.69	12/13/2014	96,852
Lori A. Gwizdala	8,400	4.45	39.69	12/13/2014	96,852
John A. Reisner	5,250	2.78	39.69	12/13/2014	60,532
James E. Tomczyk	5,250	2.78	39.69	12/13/2014	60,532

(1) The per share exercise price of each option is equal to the market value of Chemical Financial common stock on the date each option was granted. Options were granted on December 13, 2004. The outstanding options were granted for a term of 10 years. Options terminate, subject to certain limited exercise provisions, in the event of death, retirement or other termination of employment. Options become exercisable twenty percent per year, beginning one year from the date of grant. All options permit the option price to be paid by delivery of cash or other shares of Chemical Financial common stock owned by the option holder, including shares acquired through the exercise of other options.

(2) Based on the Black-Scholes option pricing model. The actual value, if any, an option holder may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. There is no assurance the value realized by an option holder will be at or near the value estimated by the Black-Scholes model. The estimated values in the table above were calculated using the Black-Scholes model based on assumptions that include:

- a stock price volatility factor of 32.7%, calculated using monthly stock prices for the seven years prior to the grant date;
- an average risk-free rate of return of 3.14%;
- an expected average dividend yield of 2.50% (approximately the dividend yield at the date of the grant); and
- an expected average option holding period of 7 years, which approximates Chemical Financial's historical experience.

No adjustments were made for the general non-transferability of the options or to reflect any risk of forfeiture before vesting. Disclosure of grant date present value is presented pursuant to Securities and Exchange Commission regulations. Chemical Financial's use of the Black-Scholes model to indicate the present value of each grant is not an endorsement of this valuation method.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Number of Shares Acquired on Exercise[1]	Value Realized	Number of Shares Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End[2]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
David B. Ramaker	1,851	$35,208	32,135	15,750	$413,006	$14,715
James R. Milroy	2,315	30,400	8,583	8,400	72,932	7,848
Lori A. Gwizdala	3,350	64,367	18,189	8,400	215,946	7,848
John A. Reisner	1,722	21,126	12,712	5,250	160,712	4,905
James E. Tomczyk	—	—	1,555	12,282	27,178	78,185

(1) The number of shares shown is the gross number of shares covered by options exercised. Officers may deliver other shares owned in payment of the option price and shares may be withheld for tax withholding purposes, resulting in a smaller net increase in their share holdings.

(2) The values reported are based on a fair market value of $40.62 per share, the closing bid price of Chemical Financial's common stock on The Nasdaq Stock Market on December 31, 2004.

Stock Option Plans

The Chemical Financial Corporation 1987 Award and Stock Option Plan and the Stock Incentive Plan of 1997 provide for awards of nonqualified stock options, incentive stock options, stock appreciation rights, or a combination thereof.

The 1997 plan was approved by the shareholders at the April 21, 1997 annual meeting of shareholders. At the April 20, 1992 annual meeting of shareholders, the shareholders voted to increase the authorized shares issuable under the 1987 plan by 100,000 shares and extend the plan to April 20, 1997. In addition, during 2001 and 2003 replacement options were exchanged for old stock options as part of the Corporation's bank acquisitions. As of December 31, 2004, there were options outstanding to purchase 626,015 shares of Chemical Financial's common stock and 173,718 shares available for future awards under the 1997 plan.

Key employees of Chemical Financial and its subsidiaries, as the Compensation Committee of the board of directors may select from time to time, are eligible to receive awards under the 1997 plan.

The plans provide that the option price of incentive stock options awarded shall not be less than the fair market value of Chemical Financial's common stock on the date of grant. Historically, options granted under the plans are first exercisable from one to five years from the date of grant, at the discretion of the Compensation Committee, and expire not later than ten years and one day after the date of grant. Options granted may be designated nonqualified stock options or incentive stock options. Options granted may include stock appreciation rights that entitle the recipient to receive cash or a number of shares of common stock without payment to Chemical Financial that have a market value equal to the difference between the option price and the market price of the total number of shares awarded under the option at the time of exercise of the stock appreciation right. The plans provide, at the discretion of the Compensation Committee, that payment for exercise of an option may be made in the form of shares of Chemical Financial's common stock having a fair market value equal to the exercise price of the option at the time of exercise, or in cash. The plans also provide for the payment of the required tax withholding generated upon the exercise of a nonqualified stock option in the form of shares of Chemical Financial's common stock having a fair market value equal to the amount of the required tax withholding at the time of exercise, upon prior approval and at the discretion of the Compensation Committee.

PENSION PLAN TABLE

Average Remuneration	Years of Service				
	10	15	20	25	30 or more
$100,000	$15,200	$22,800	$30,400	$38,000	$45,600
150,000	22,800	34,200	45,600	57,000	68,400
200,000	30,400	45,600	60,800	76,000	91,200
250,000	38,000	57,000	76,000	95,000	114,000
300,000	45,600	68,400	91,200	114,000	136,800
350,000	53,200	79,800	106,400	133,000	159,600

Pension Plan

Chemical Financial and its subsidiaries make annual contributions up to the maximum amount deductible for federal income tax purposes to the Chemical Financial Corporation Employees' Pension Plan, which is a defined benefit plan and is qualified for federal tax purposes. Chemical Financial has the authority to terminate the pension plan at any time. The Internal Revenue Code limits the annual benefits that may be paid from a tax-qualified retirement plan.

As permitted by the Employee Retirement Income Security Act of 1974, Chemical Financial has established a supplemental pension plan that provides for the payment to certain executive officers of Chemical Financial, as determined by the Compensation Committee, benefits to which they would have been entitled, calculated under the provisions of the pension plan, as if the limits imposed by the Internal Revenue Code did not apply.

The table above shows the estimated combined annual pension benefits that would be payable under the pension plan and supplemental pension plan to salaried employees, including the named executive officers, if they retire in 2005 at normal retirement age at the annual levels of average pay and years of service indicated. "Average Remuneration" is the average annual base salary, excluding any bonus, for the five highest consecutive years during the ten years preceding the date of retirement.

The pension plan covers the annual base salary of all salaried employees as of January 1 of each year. Upon retirement at age 65, a retiree will receive an annual benefit of 1.52% of his or her average annual base salary for the five highest consecutive years during the ten years preceding his or her date of retirement, multiplied by the retiree's number of years of credited service (subject to a maximum of 30 years). Benefits at retirement ages under 65 are also determined based upon length of service and pay, as adjusted in accordance with the pension plan. The pension plan provides for vesting of benefits after attaining five years of service, disability and death benefits, and optional joint and survivor benefits for the employee and his or her spouse.

The amount shown under the caption "Salary," excluding the amount shown under the caption "Bonus," in the Summary Compensation Table in this proxy statement is representative of the most recent calendar year compensation used in calculating average pay under the pension plan. With respect to credited years of service under the pension plan, as of December 31, 2004, Mr. Ramaker had 15.2 years, Mr. Milroy had 14.8 years, Ms. Gwizdala had 20 years, Mr. Reisner had 25.4 years and Mr. Tomczyk had 5.8 years.

The retirement benefits shown in the Pension Plan Table are based on the assumption that an employee retires in 2005 at normal retirement age and will elect a benefit for his or her life with 120 monthly payments guaranteed. If the employee were to elect a benefit payable to a surviving spouse of 50% or more of the employee's retirement benefit or for the employee's life only, the retirement benefit for the employee would be adjusted. The benefits listed in the Pension Plan Table are not subject to a deduction for social security or any other offset amount.

The Compensation Committee of Chemical Financial's board of directors reviews and determines Chemical Financial's compensation programs, including individual salaries of executive and senior officers. The Compensation Committee is composed of Mr. Popoff, Chairman, Ms. Bowman and Messrs. Anderson, Bernson, Currie, Moore, Oliver and Smith. All members are non-employee directors of Chemical Financial and independent as defined in the NASD listing standards.

Under the supervision of the Compensation Committee, Chemical Financial has developed and implemented compensation plans that seek to align the financial interests of Chemical Financial's executive and senior officers with those of its shareholders. Chemical Financial's executive compensation program is comprised of three primary components: base salary, annual cash incentive bonus opportunities and longer-term incentive opportunities in the form of stock option awards.

To attract and retain officers with exceptional abilities and talent, annual base salaries are set to provide competitive levels of compensation recognizing individual performance and achievements. Annual cash incentive bonuses are used to reward executive and senior officers for individual performance, accomplishments and achievement of annual business targets. A portion of potential career compensation is linked to corporate performance through stock option awards.

The Compensation Committee determines the annual base salary, incentive bonus and stock option awards for the Chief Executive Officer. Annual base salary, incentive bonus and stock option awards with respect to Chemical Financial's other executive and senior officers are recommended by the Chief Executive Officer to, and ultimately determined by, the Compensation Committee. All other executive and senior officers of Chemical Financial are eligible to participate in the same executive compensation plans that are available to the Chief Executive Officer.

In evaluating the performance of and determining the annual base salary, incentive bonus and stock option awards for the Chief Executive Officer and other executive and senior officers, the Compensation Committee takes into account management's contribution to the long-term success of Chemical Financial. The Compensation Committee considers return to shareholders to be primary in measuring financial performance. The philosophy of Chemical Financial is to maximize long-term return to shareholders consistent with its commitments to maintain the safety and soundness of the institution and provide the highest possible level of service at a fair price to the customers and communities that it serves. The Compensation Committee has taken these subjective and qualitative factors into account, along with quantitative measures of corporate performance, in establishing the annual salary, incentive bonus and stock option awards for the Chief Executive Officer and Chemical Financial's other executive and senior officers, giving at least equal weight to the subjective and qualitative factors and no particular weight to any specific factor. The determination of the size of stock option awards is based upon a subjective analysis of each recipient's position within the organization, his or her individual performance and his or her growth potential within the organization. The number of stock option awards previously granted to a recipient is not a factor considered in the determination of the grant of a new stock option award.

The Compensation Committee primarily considers five quantitative measures of corporate performance in establishing the compensation to be paid to the Chief Executive Officer and Chemical Financial's other executive and senior officers. These measures of performance are: (i) earnings per share and earnings per share growth; (ii) the level of net loan losses; (iii) capital position; (iv) targeted as compared to actual annual operating performance; and (v) Chemical Financial's annual performance and financial condition as compared to that of its Federal Reserve Bank (FRB) bank holding company peer group. These measures were considered by the Compensation Committee in determining each component of executive compensation, although no particular weight was given to any specific factor.

Mr. Ramaker's base salary for 2004 was established at the beginning of the year to provide a competitive level of compensation and took into account corporate performance through December 31, 2003. Chemical Financial's performance during 2003 exceeded that of its FRB bank holding company peer group.

Mr. Ramaker's 2004 incentive bonus was established at the end of the year based upon performance of Chemical Financial during 2004. Chemical Financial achieved record net income in 2004 of $56.7 million. In 2004, Chemical Financial's net income per share of $2.25 increased 0.9% over 2003 net income per share. Return on assets was 1.47% in 2004, compared to 1.56% in 2003. Net loan losses represented 0.11% of average loans in 2004, compared to its FRB bank holding company peer group annualized ratio as of September 30, 2004 of 0.67%.

In 1993, Congress amended the Internal Revenue Code to add Section 162(m). Section 162(m) provides that publicly held corporations may not deduct compensation paid to certain executive officers in excess of $1 million annually, with certain exemptions.

The Compensation Committee has examined Chemical Financial's executive compensation policies in light of Section 162(m) and the regulations that have been adopted to implement that section. It is not expected that any portion of Chemical Financial's deduction for employee remuneration will be disallowed in 2005 or in future years by reason of actions expected to be taken in 2005.

During 2004, all recommendations of the Compensation Committee were unanimously approved by the board of directors without modification.

Respectfully submitted,

Frank P. Popoff, Chairman
Gary E. Anderson
J. Daniel Bernson
Nancy Bowman
James A. Currie
Terence F. Moore
Aloysius J. Oliver
Dan L. Smith

The Audit Committee oversees the accounting and financial reporting processes on behalf of the board of directors. The Audit Committee operates pursuant to a written charter. Management has the primary responsibility for the financial statements and the reporting process, including the application of accounting and financial principles, the preparation, presentation and integrity of the financial statements, the systems of internal controls and other procedures designed to ensure compliance with accounting standards and applicable laws and regulations. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements that are included in the 2004 annual report to shareholders with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent registered public accounting firm, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the accounting principles and such other matters as are required to be discussed with the Audit Committee under auditing standards generally accepted in the United States. In addition, the Audit Committee has discussed with the independent registered public accounting firm the auditors' independence from management and Chemical Financial, and has received and discussed with the independent registered public accounting firm the matters in the written disclosures required by the Independence Standards Board and as required under the Sarbanes-Oxley Act of 2002, including considering the permissibility of nonaudit services with the auditors' independence.

The Audit Committee discussed with Chemical Financial's internal and independent registered public accounting firm the overall scope and plans for their respective audits. The Audit Committee met with the internal and independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the internal controls, and the overall quality of the financial reporting. The Audit Committee held six meetings during 2004.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the board of directors (and the board approved) that the audited financial statements for the year ended December 31, 2004 be included in Chemical Financial's Annual Report on Form 10-K for the year ended December 31, 2004 to be filed with the Securities and Exchange Commission. The Audit Committee has also approved the selection of Chemical Financial's independent registered public accounting firm for the year ending December 31, 2005.

Respectfully submitted,

Michael L. Dow, Co-Chairman
Terence F. Moore, Co-Chairman
Gary E. Anderson
J. Daniel Bernson
Nancy Bowman
James A. Currie
Thomas T. Huff
Frank P. Popoff
Dan L. Smith
William S. Stavropoulos

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and officers of Chemical Financial and persons who beneficially own more than 10% of the outstanding shares of Chemical Financial's common stock to file reports of beneficial ownership and changes in beneficial ownership of shares of common stock with the Securities and Exchange Commission. Securities and Exchange Commission regulations require such persons to furnish Chemical Financial with copies of all Section 16(a) reports they file. Based solely on our review of the copies of such reports received by us or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that all applicable Section 16(a) reporting and filing requirements were satisfied by such persons from January 1, 2004 through December 31, 2004.

Certain Relationships and Related Transactions

Directors, officers, principal shareholders and their associates were customers of, and had transactions (including loans and loan commitments) with, Chemical Financial's bank subsidiaries in the ordinary course of business during 2004. All such loans and commitments were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than a normal risk of collectibility or present other unfavorable features. Similar transactions may be expected to take place in the ordinary course of business in the future. None of these loan relationships presently in effect are in default as of the date of this proxy statement.

Dividend Reinvestment Program Shares ("Chemical Invest Direct")

If a shareholder is enrolled in Chemical Financial's Dividend Reinvestment Program ("Chemical Invest Direct"), the enclosed proxy card covers: (1) all shares of Chemical Financial's common stock owned directly by the shareholder at the record date, and (2) all shares of Chemical Financial's common stock held for the shareholder in Chemical Invest Direct at that time. Computershare Investor Services, LLC, as the shareholder's agent under the program, will vote any common stock held by it under the program in accordance with the shareholder's written direction as indicated on the proxy card. All such shares will be voted the way the shareholder directs. If no specific instruction is given on a returned proxy card, Computershare Investor Services, LLC will vote as recommended by the board of directors.

Independent Registered Public Accounting Firm

Ernst & Young LLP served as the independent registered public accounting firm for Chemical Financial for 2004 and the Audit Committee has reappointed the firm for 2005. In accordance with prior practice, representatives of Ernst & Young LLP are expected to be present at the annual meeting of shareholders on April 18, 2005, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

A summary of the fees paid to Ernst & Young LLP during each of the two calendar years ending December 31, 2004 follows.

	2004	2003
Audit Fees(1)	$731,500	$387,500
Audit-Related Fees(2)	12,000	11,500
Tax Fees(3)	91,500	0
All Other Fees	0	0
	$835,000	$399,000

(1) Audit of consolidated financial statements (2004 and 2003), procedures related to the Federal Deposit Insurance Corporation Improvement Act (2004 and 2003), quarterly review procedures for Forms 10-Q (2004 and 2003), Federal Home Loan Bank procedures (2003) and additional internal control testing (2004 and 2003).
(2) Benefit plan audits (2004 and 2003), information technology controls testing (2003).
(3) Tax consulting fees, federal and state (2004).

Shareholder Proposals

If you would like a proposal to be presented at the annual meeting of shareholders in 2006 and if you would like your proposal to be considered for inclusion in Chemical Financial's proxy statement and form of proxy relating to that meeting, you must submit the proposal to Chemical Financial in accordance with Securities and Exchange Commission Rule 14a-8. Chemical Financial must receive your proposal by November 16, 2005 for your proposal to be eligible for inclusion in the proxy statement and form of proxy relating to that meeting. To be considered timely, any other proposal that you intend to present at the 2006 annual meeting of shareholders must similarly be received by Chemical Financial by November 16, 2005.

Important Notice Regarding Delivery of Shareholder Documents

As permitted by Securities and Exchange Commission rules, only one copy of this proxy statement and the 2004 Annual Report to Shareholders is being delivered to multiple shareholders sharing the same address unless Chemical Financial has received contrary instructions from one or more of the shareholders who share the same address. We will deliver on a one-time basis, promptly upon written or verbal request from a shareholder at a shared address, a separate copy of our proxy statement and the 2004 Annual Report to Shareholders. Requests should be made to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350. Shareholders sharing an address who are currently receiving multiple copies of the proxy statement and annual report to shareholders may instruct us to deliver a single copy of such documents on an ongoing basis. Such instructions must be in writing, must be signed by each shareholder who is currently receiving a separate copy of the documents, must be addressed to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, and will continue in effect unless and until we receive contrary instructions as provided below. **Any shareholder sharing an address may request to receive and instruct us to send separate copies of the proxy statement and annual report to shareholders on an ongoing basis by written or verbal request to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350.** We will begin sending separate copies of such documents within thirty days of receipt of such instructions.

Form 10-K Report Available

Chemical Financial's Form 10-K Annual Report to the Securities and Exchange Commission, including financial statements and financial statement schedules, will be provided to you without charge upon written request. Please direct your requests to Chemical Financial Corporation, 333 E. Main Street, Midland, Michigan 48640, Attn: Lori A. Gwizdala, Chief Financial Officer. In addition, the Corporation's Form 10-K Annual Report to the Securities and Exchange Commission will be available on the Corporation's internet website, www.chemicalbankmi.com in the "Investor Information" section.

By Order of the Board of Directors



David B. Ramaker
President and Chief Executive Officer

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CHEMICAL
FINANCIAL CORPORATION℠

2004
Annual Report
to Shareholders



2004 ANNUAL REPORT TO SHAREHOLDERS

Contents **Page**

This is Chemical Financial Corporation's 2004 Annual Report to Shareholders. Chemical Financial Corporation ("Chemical" or the "Corporation") is a diversified financial services company providing a full range of commercial, consumer, mortgage, trust, insurance and financial planning services through three subsidiary state-chartered commercial banks. Chemical served a broad customer base through 132 banking offices and 1 loan production office across 32 counties in the lower peninsula of Michigan as of December 31, 2004.

The Corporation is headquartered in Midland, Michigan, and had total assets of $3.76 billion at December 31, 2004. In addition to its banking offices, the Corporation had 136 ATM locations, with 36 located off-bank premises. The Corporation offers trust and investment services, including financial and estate planning, retirement programs, investment management and custodial services and employee benefit programs through the Trust and Investment Management Services department (Trust Department) of its largest subsidiary bank. At December 31, 2004, the Trust Department had assets under custodial and management arrangements of $2.3 billion.

At year-end, the Corporation had 1,366 employees on a full-time equivalent basis and approximately 5,400 shareholders of record.

Chemical Financial Corporation's 2004 Annual Report to Shareholders contains audited financial statements and a detailed financial review. Although attached to our proxy statement, this report is not part of our proxy statement, is not deemed to be soliciting material, and is not deemed to be filed with the Securities and Exchange Commission (the "SEC") except to the extent that it is expressly incorporated by reference in a document filed with the SEC.

The 2004 Summary Annual Report accompanies the proxy statement. This report presents information concerning the business and financial results of Chemical Financial Corporation in a format and level of detail that we believe our shareholders will find useful and informative. Shareholders who would like to receive even more detailed information than that contained in this 2004 Annual Report to Shareholders are invited to request our Annual Report on Form 10-K.

Our 2004 Annual Report on Form 10-K, as filed with the SEC, including financial statements and financial statement schedules will be provided to any shareholder, without charge, upon written request to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640. The Annual Report on Form 10-K will also be available via our internet website www.chemicalbankmi.com in the "Investor Information" section.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

	Years Ended December 31				
	2004	2003	2002	2001	2000
Operating Results (In thousands)					
Net interest income	**$147,634**	$139,772	$145,692	$130,068	$114,908
Provision for loan losses	**3,819**	2,834	3,765	2,004	1,587
Noninterest income	**39,329**	39,094	34,534	31,873	25,495
Operating expenses	**98,469**	91,923	93,526	94,597	78,294
Net operating income[1]	**56,682**	55,716	54,945	49,800	40,801
Net income	**56,682**	55,716	54,945	42,723	40,801
Per Share Data[2]					
Net income					
Basic	**$2.26**	$2.24	$2.21	$1.72	$1.65
Diluted	**2.25**	2.23	2.20	1.72	1.64
Net operating income[1]					
Basic	**2.26**	2.24	2.21	2.01	1.65
Diluted	**2.25**	2.23	2.20	2.00	1.64
Cash dividends declared and paid	**1.01**	.95	.87	.83	.76
Book value at end of period	**19.26**	18.33	17.30	15.69	14.45
Market value at end of period	**40.62**	34.66	29.13	27.30	20.09
Shares outstanding at end of period (In thousands)[2]	**25,169**	24,991	24,868	24,822	24,772
At Year End (In thousands)					
Assets	**$3,764,125**	$3,708,888	$3,568,649	$3,488,306	$3,047,388
Loans	**2,585,585**	2,481,275	2,074,942	2,182,541	1,848,630
Deposits	**2,863,473**	2,967,236	2,847,272	2,789,524	2,443,155
Federal Home Loan Bank borrowings	**284,996**	155,373	157,393	167,893	116,806
Shareholders' equity	**484,836**	458,049	430,339	389,456	357,910
Average Balances (In thousands)					
Assets	**$3,856,036**	$3,578,678	$3,538,599	$3,213,561	$3,000,505
Interest-earning assets	**3,608,157**	3,381,083	3,325,572	3,026,296	2,813,073
Loans	**2,567,956**	2,222,704	2,088,395	1,996,803	1,771,306
Deposits	**2,976,150**	2,868,180	2,825,975	2,582,480	2,431,954
Federal Home Loan Bank borrowings	**280,769**	151,183	162,332	132,103	107,215
Shareholders' equity	**472,226**	439,178	406,762	369,829	340,181
Financial Ratios					
Return on average assets – net income	**1.47%**	1.56%	1.55%	1.33%	1.36%
Return on average assets – net operating income[1]	**1.47**	1.56	1.55	1.55	1.36
Return on average equity – net income	**12.0**	12.7	13.5	11.6	12.0
Return on average equity – net operating income[1]	**12.0**	12.7	13.5	13.5	12.0
Net interest margin	**4.13**	4.18	4.44	4.38	4.18
Efficiency ratio[3]	**52.6**	50.9	51.3	52.0	54.7
Average shareholders' equity to average assets	**12.2**	12.3	11.5	11.5	11.3
Cash dividends paid per share to diluted net income per share	**44.9**	42.6	39.4	48.3	46.5
Tangible equity to assets	**11.1**	10.5	11.0	10.1	11.1
Total risk-based capital	**17.5**	16.6	18.6	17.4	21.1
Credit Quality Statistics					
Allowance for loan losses to total loans	**1.32%**	1.34%	1.48%	1.42%	1.45%
Nonperforming loans as a percent of total loans	**.39**	.46	.35	.60	.47
Nonperforming assets as a percent of total assets	**.45**	.47	.32	.40	.31
Net loans charged off as a percent of average loans	**.11**	.15	.20	.08	.05

(1) Net operating income differs from net income by excluding merger and restructuring expenses of $7.1 million, or $.28 diluted earnings per share, on an after-tax basis incurred in 2001.

(2) Adjusted for stock dividends.

(3) Total operating expenses, excluding merger and restructuring expenses of $9.2 million in 2001, divided by the sum of net interest income (fully taxable equivalent) and noninterest income.

BUSINESS OF THE CORPORATION

The Corporation is a financial holding company with its business concentrated in a single industry segment – commercial banking. The Corporation, through its bank subsidiaries, offers a full range of commercial banking services. These banking services include accepting deposits, business and personal checking accounts, savings and individual retirement accounts, time deposit instruments, electronically accessed banking products, residential and commercial real estate financing, commercial lending, consumer financing, debit cards, safe deposit box services, money transfer services, automated teller machines, access to insurance products and corporate and personal trust services.

The principal markets for the Corporation's commercial banking services are communities within Michigan in which the Corporation's subsidiaries are located and the areas immediately surrounding these communities. As of December 31, 2004, the Corporation operated three subsidiary banks: Chemical Bank and Trust Company, headquartered in Midland, Michigan; Chemical Bank Shoreline, headquartered in Benton Harbor, Michigan; and Chemical Bank West, headquartered in the Grand Rapids, Michigan area. Together, they serve 89 communities through 132 banking offices and 1 loan production office located in 32 counties across Michigan's lower peninsula. In addition to its banking offices, the Corporation operated 136 automated teller machines, both on- and off-bank premises.

The principal source of revenue for the Corporation is interest and fees on loans, which accounted for 67% of total revenues in 2004, 65% of total revenues in 2003 and 63% of total revenues in 2002. Interest on investment securities is also a significant source of revenue, accounting for 15% of total revenues in 2004, 17% of total revenues in 2003 and 21% of total revenues in 2002. Chemical Bank and Trust Company, the Corporation's largest subsidiary, represented 38% of total loans and 45% of total deposits of the Corporation at December 31, 2004. Business volumes tend to be influenced by overall economic factors including market interest rates, business and consumer spending, and consumer confidence, as well as competitive conditions in the marketplace.

FINANCIAL HIGHLIGHTS

The following discussion and analysis is intended to cover the significant factors affecting the Corporation's consolidated statements of financial position and income included in this report. It is designed to provide shareholders with a more comprehensive review of the consolidated operating results and financial position of the Corporation than could be obtained from an examination of the financial statements alone.

Application of Critical Accounting Policies

The Corporation's consolidated financial statements are prepared in accordance with United States generally accepted accounting principles. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements. As this information changes, the consolidated financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value or when a decline in the value of an asset not carried at fair value on the financial statements warrants an impairment write-down or a valuation reserve to be established. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by third-party sources, when available. When third-party information is not available, valuation adjustments are estimated by management primarily through the use of internal discounted cash flow analysis.

The most significant accounting policies followed by the Corporation are presented in Note A to the consolidated financial statements. These policies, along with the disclosures presented in the other notes to the consolidated financial statements and in "Management's Discussion and Analysis," provide information on how significant assets and liabilities are valued in the consolidated financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, estimates and assumptions underlying those amounts, management has identified the determination of the allowance for loan losses, pension benefit and postretirement benefit plan obligations and related costs, real estate mortgage loan servicing rights, and goodwill to be the accounting areas that require the most subjective or complex judgments, and as such, could be most subject to revision as new or additional information becomes available or circumstances change, including overall changes in the economic climate and/or market interest rates.

The allowance for loan losses (allowance) represents management's estimate of credit losses inherent in the loan

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FINANCIAL HIGHLIGHTS (CONTINUED)

portfolio. Determining the amount of the allowance for loan losses is considered a critical accounting estimate because it requires significant judgment and the use of estimates related to the amount and timing of expected cash flows on impaired loans, estimated losses on commercial and real estate commercial graded loans and on pools of homogeneous loans based on historical loss experience, and consideration of current economic trends and conditions, all of which may be susceptible to significant change. It is extremely difficult to precisely measure the amount of losses that are probable in the Corporation's loan portfolio. The Corporation uses a rigorous process to attempt to accurately quantify the necessary allowance and related provision for loan losses, but there can be no assurance that the modeling process will successfully identify all of the losses that are probable in the loan portfolio. As a result, the Corporation could record future provisions for loan losses that may be significantly different than the levels that have been recorded in the past three-year period. The loan portfolio also represents the largest asset type on the consolidated statements of financial position. Note A to the consolidated financial statements describes the methodology used to determine the allowance. In addition, a discussion of the factors driving changes in the amount of the allowance is included under the subheading "Provision and Allowance for Loan Losses" in "Management's Discussion and Analysis."

The Corporation's pension benefit and postretirement benefit obligations and related costs are calculated using actuarial concepts and measurements. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense/liability measurements. We evaluate these critical assumptions annually. Other assumptions involve employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increase. There are uncertainties associated with the underlying critical assumptions, and the potential exists for significant, and possibly material, impacts on either the results of operations or cash flows (e.g., additional pension and postretirement medical benefits expense and/or additional pension plan funding, whether expected or required) from changes in the critical assumptions. If we were to determine that more conservative assumptions were necessary, pension and postretirement benefit costs would likely increase and have a negative impact on results of operations in the period in which the increase occurred. Further explanations describing the basis and methods of the development of the critical assumptions are included in Notes A and H to the consolidated financial statements.

At December 31, 2004, the Corporation had approximately $3.2 million of real estate mortgage loan servicing rights capitalized on the consolidated statements of financial position. The two critical assumptions involved in establishing the value of this asset are the estimated future prepayment speeds on the underlying real estate mortgage loans and the interest rate used to discount the net cash flows from the real estate mortgage loan portfolio being serviced. Other assumptions include the estimated amount of ancillary income that will be received in the future (such as late fees) and the estimated cost to service the real estate mortgage loans. The Corporation utilizes a third-party modeling software program to value mortgage servicing rights. The Corporation believes the assumptions utilized in the valuation are reasonable based upon market interest rates and accepted industry practices for valuing mortgage servicing rights and represent neither the most conservative nor the most aggressive assumptions.

At December 31, 2004, the Corporation had $63.3 million of goodwill recorded on the consolidated statements of financial position. Under Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142), amortization of goodwill ceased, and instead goodwill must be tested annually for impairment. Goodwill increased $35.4 million during 2003 from the acquisition of Caledonia Financial Corporation. The Corporation's goodwill impairment review is performed annually by management and additionally assessed by an independent third-party appraisal firm utilizing the methodology and guidelines established in SFAS 142. This methodology involves assumptions regarding the valuation of the Corporation's bank subsidiaries that contain the acquired entities that resulted in the recording of goodwill. The Corporation believes that the assumptions utilized are reasonable and even utilizing more conservative assumptions on the valuation would not presently result in impairment in the amount of goodwill that has been recorded. However, the Corporation may incur impairment charges related to goodwill in the future due to changes in business prospects or other matters that could affect the valuation assumptions.

Mergers and Acquisitions

The Corporation's primary method of expansion into new banking markets has been through acquisitions of other financial institutions and bank branches. During the three years ended December 31, 2004, the Corporation completed the following acquisition:

The Corporation acquired Caledonia Financial Corporation (Caledonia), a one-bank holding company headquartered in Caledonia, Michigan, on December 1, 2003. As of that date, Caledonia had total assets of $211 million, net loans of $184 million, total deposits of $171 million and shareholders' equity of $22.3 million. Shareholders of

Caledonia received $39.00 cash for each share of Caledonia common stock in a taxable transaction. The total value of the transaction was approximately $56.8 million, of which $52.3 million was paid in cash and $4.5 million represented the value of stock options. The purchase price represented a premium over book value of $34.5 million. The acquisition was accounted for by the purchase method of accounting. Therefore, the financial results of the acquired operation were included from the acquisition date, with no restatement of prior period amounts.

The Corporation operated Caledonia's bank subsidiary, State Bank of Caledonia, with branch offices in Caledonia, Dutton, Middleville and Kalamazoo, Michigan, as a separate subsidiary until June 2004. At that time, the Corporation restructured the State Bank of Caledonia into two of the Corporation's three existing bank subsidiaries. The branches in Caledonia, Middleville and Dutton became part of Chemical Bank West, headquartered in the Grand Rapids area, and the Kalamazoo branch became a part of Chemical Bank Shoreline, headquartered in Benton Harbor.

On September 30, 2003, the Corporation consolidated CFC Data Corp, its wholly-owned data processing subsidiary, into the parent. The data processing operations are primarily performed for the Corporation's bank subsidiaries.

TABLE 1. FIVE-YEAR INCOME STATEMENT – TAX EQUIVALENT BASIS* – AS A PERCENTAGE OF AVERAGE TOTAL ASSETS

	Years Ended December 31				
	2004	2003	2002	2001	2000
INTEREST INCOME					
Interest and fees on loans	**3.97%**	4.06%	4.41%	5.05%	4.93%
Interest on investment securities	**.94**	1.13	1.53	1.69	1.93
Interest on short-term investments	**.04**	.03	.08	.16	.26
TOTAL INTEREST INCOME	**4.95**	5.22	6.02	6.90	7.12
INTEREST EXPENSE					
Interest on deposits	**.80**	1.02	1.57	2.47	2.84
Interest on FHLB borrowings	**.27**	.23	.25	.23	.22
Interest on other borrowings – short-term	**.01**	.02	.03	.08	.14
TOTAL INTEREST EXPENSE	**1.08**	1.27	1.85	2.78	3.20
NET INTEREST INCOME	**3.87**	3.95	4.17	4.12	3.92
Provision for loan losses	**.10**	.08	.11	.06	.05
NONINTEREST INCOME					
Service charges and fees	**.67**	.66	.60	.55	.54
Trust services revenue	**.19**	.19	.18	.20	.23
Mortgage banking revenue	**.09**	.19	.21	.20	.06
Other	**.07**	.06	(.01)	.04	.02
TOTAL NONINTEREST INCOME	**1.02**	1.10	.98	.99	.85
OPERATING EXPENSES					
Salaries, wages and benefits	**1.49**	1.52	1.53	1.50	1.52
Occupancy	**.24**	.22	.21	.21	.21
Equipment	**.23**	.22	.24	.24	.21
Merger and restructuring expenses	**–**	–	–	.29	–
Other	**.59**	.61	.66	.70	.67
TOTAL OPERATING EXPENSES	**2.55**	2.57	2.64	2.94	2.61
INCOME BEFORE INCOME TAXES	**2.24**	2.40	2.40	2.11	2.11
Federal income taxes	**.73**	.79	.79	.70	.66
Tax equivalent adjustment	**.04**	.05	.06	.08	.09
NET INCOME	**1.47%**	1.56%	1.55%	1.33%	1.36%
AVERAGE TOTAL ASSETS – In thousands	**$3,856,036**	$3,578,678	$3,538,599	$3,213,561	$3,000,505

* Taxable equivalent basis using a federal income tax rate of 35%.

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FINANCIAL HIGHLIGHTS (CONTINUED)

Net Income

Net income in 2004 was $56.7 million, or $2.25 per diluted share, compared to net income of $55.7 million, or $2.23 per diluted share, in 2003. Net income in 2004 represented a 1.7% increase over 2003 net income, while 2003 net income represented a 1.4% increase over 2002 net income.

The Corporation's return on average assets was 1.47% in 2004, 1.56% in 2003 and 1.55% in 2002. The Corporation's return on average shareholders' equity was 12.0% in 2004, 12.7% in 2003 and 13.5% in 2002.

The Corporation defined net operating income in 2001 as net income before the impact of the merger and restructuring expenses of $7.1 million on an after-tax basis. Net operating income in 2001 was $49.8 million, or $2.00 per diluted share. There was no difference between net income and net operating income in 2004, 2003, 2002 and 2000. Net income per share has increased at an average annual compound rate of 6.9% during the five-year period ended December 31, 2004.

Deposits

The Corporation's average deposit balances and average rates paid on deposits for the past three years are included in Table 2. Average total deposits were $108 million, or 3.8%, higher in 2004 as compared to 2003. The increase in average deposits in 2004, compared to 2003, was attributable to the Caledonia acquisition that was completed on December 1, 2003. This acquisition added $171 million in deposits as of the acquisition date. The increase in average deposits attributable to the acquisition was partially offset by a decline in both brokered and retail deposits during 2004. The Corporation had $10 million and $49 million of brokered deposits as of December 31, 2004 and December 31, 2003, respectively. Brokered deposits, primarily acquired in the Caledonia acquisition, declined $39 million during 2004 as the Corporation had sufficient liquidity to fund loan growth and did not need to renew this source of funding during the year. As of December 31, 2004, the Corporation held approximately $10 million in brokered deposits. The remainder of the decline was attributable to a modest decline in core retail deposits. Average total deposits were $42 million, or 1.5%, higher in 2003 as compared to 2002.

It is the Corporation's strategy to develop customer relationships that will drive core deposit growth and stability. The Corporation has historically gathered deposits from the local markets of its bank subsidiaries.

The growth of the Corporation's deposits is impacted by competition from other investment products, such as brokerage accounts, mutual funds and various annuity products. These investment products are sold by a wide spectrum of organizations, such as brokerage and insurance companies, as well as by financial institutions. The Corporation also competes with credit unions in most of its markets. These institutions are challenging competitors, as credit unions are exempt from federal income taxes.

In response to the competition for other investment products, the Corporation's subsidiary banks, through "CFC Investment Centers," offer a wide array of mutual funds, annuity products and market securities through an alliance with PrimeVest Financial Services. During 2004 and 2003, customers purchased $52.2 million and $47.7 million, respectively, of annuity and mutual fund investments through CFC Investment Centers.

Assets

Average assets were $3.856 billion during 2004, an increase of $277 million, or 7.7%, over average assets during 2003 of $3.579 billion. The increase in average assets during 2004 was attributable to the Caledonia acquisition and a Federal Home Loan Bank borrowing transaction. The Caledonia acquisition was completed on December 1, 2003 and added $211 million in total assets as of the acquisition date. During the first quarter of 2004, the Corporation borrowed $150 million from the Federal Home Loan Bank and invested the proceeds in mortgage-backed securities. These increases were partially offset by a decline in investment securities that resulted from a decrease in total deposits. Average assets increased $40 million, or 1.1%, during 2003 over average assets of $3.539 billion in 2002.

Cash Dividends

The Corporation's annual cash dividends per share over the past five years, adjusted for all stock dividends, were as follows:

	2004	2003	2002	2001	2000
Annual Dividend	**$1.01**	$0.95	$0.87	$0.83	$0.76

During 2004, cash dividends per share of $1.01 were up 6% over cash dividends per share in 2003 of $0.95.

The Corporation has paid regular cash dividends every quarter since it began operating as a bank holding company in 1974. The compound annual growth rate of the Corporation's cash dividends per share over the past five- and ten-year periods ended December 31, 2004 was 7.9% and 11.7%, respectively. The earnings of the Corporation's subsidiaries are the principal source of funds to pay cash

TABLE 2. AVERAGE BALANCES, TAX EQUIVALENT INTEREST AND EFFECTIVE YIELDS AND RATES* (Dollars in thousands)

	Years Ended December 31								
	2004			2003			2002		
	Average Balance	**Tax Equivalent Interest**	**Effective Yield/ Rate**	Average Balance	Tax Equivalent Interest	Effective Yield/ Rate	Average Balance	Tax Equivalent Interest	Effective Yield/ Rate
ASSETS									
Interest-earning Assets:									
Loans**	**$2,567,956**	**$152,993**	**5.96%**	$2,222,704	$145,212	6.53%	$2,088,395	$156,270	7.48%
Taxable investment securities	**899,085**	**33,124**	**3.68**	1,026,318	36,700	3.58	1,011,783	49,554	4.90
Non-taxable investment securities	**42,779**	**3,187**	**7.45**	47,547	3,806	8.00	55,144	4,566	8.28
Federal funds sold	**83,871**	**1,077**	**1.28**	68,796	749	1.09	121,200	2,000	1.65
Interest-bearing deposits with unaffiliated banks	**14,466**	**411**	**2.84**	15,718	235	1.50	49,050	776	1.58
Total interest-earning assets	**3,608,157**	**190,792**	**5.29**	3,381,083	186,702	5.52	3,325,572	213,166	6.41
Less: Allowance for loan losses	**33,663**			30,893			31,098		
Other Assets:									
Cash and due from banks	**110,017**			106,288			121,499		
Premises and equipment	**48,071**			43,815			43,104		
Accrued income and other assets	**123,454**			78,385			79,522		
Total Assets	**$3,856,036**			$3,578,678			$3,538,599		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing Liabilities:									
Interest-bearing demand deposits	**$ 542,211**	**$ 2,163**	**.40%**	$ 505,278	$ 1,902	.38%	$ 492,824	$ 4,594	.93%
Savings deposits	**1,005,728**	**6,914**	**.69**	953,741	8,098	.85	848,908	13,538	1.59
Time deposits	**884,291**	**21,664**	**2.45**	919,221	26,345	2.87	1,035,506	37,404	3.61
Other borrowings – short term	**90,016**	**582**	**.65**	86,604	539	.62	108,469	968	.89
Federal Home Loan Bank borrowings	**280,769**	**10,293**	**3.67**	151,183	8,381	5.54	162,332	8,848	5.45
Total interest-bearing liabilities	**2,803,015**	**41,616**	**1.48**	2,616,027	45,265	1.73	2,648,039	65,352	2.47
Noninterest-bearing deposits	**543,920**			489,940			448,737		
Total deposits and borrowed funds	**3,346,935**			3,105,967			3,096,776		
Accrued expenses and other liabilities	**36,875**			33,533			35,061		
Shareholders' equity	**472,226**			439,178			406,762		
Total Liabilities and Shareholders' Equity	**$3,856,036**			$3,578,678			$3,538,599		
Net Interest Spread (Average yield earned minus average rate paid)			**3.81%**			3.79%			3.94%
Net Interest Income (FTE)		**$149,176**			$141,437			$147,814	
Net Interest Margin (Net interest income (FTE)/total average interest-earning assets)			**4.13%**			4.18%			4.44%

* Taxable equivalent basis using a federal income tax rate of 35%.

** Nonaccrual loans are included in average balances reported and are included in the calculation of yields.

dividends to shareholders. Cash dividends are dependent upon the earnings of the Corporation's subsidiaries, as well as capital requirements, regulatory restraints and other factors affecting each of the Corporation's subsidiary banks.

NET INTEREST INCOME

Interest income is the total amount earned on funds invested in loans, investment securities, other interest-bearing deposits and federal funds sold. Interest expense is the amount of interest paid on interest-bearing checking and savings accounts, time deposits, other borrowings – short term and Federal Home Loan Bank borrowings. Net interest income, on a fully taxable equivalent (FTE) basis, is the difference between interest income and interest expense adjusted for the tax benefit received on tax-exempt commercial loans and investment securities. Net interest margin is calculated by dividing net interest income (FTE) by average interest-earning assets. Net interest spread is the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities. Because noninterest-bearing sources of funds, or free funds (principally demand deposits and shareholders' equity) also support earning assets, the net interest margin exceeds the net interest spread.

Net interest income is influenced by a variety of factors, including changes in the volume of interest-earning assets, changes in the mix of interest-earning assets and interest-bearing liabilities, the proportion of interest-earning assets that are funded by noninterest-bearing liabilities (demand deposits) and equity capital, market rates of interest which are impacted by the national economy, monetary policies of the Federal Reserve Board, and variations in interest sensitivity between interest-earning assets and interest-bearing liabilities. Some of these factors are controlled to a certain extent by management policies and actions.

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TABLE 3. VOLUME AND RATE VARIANCE ANALYSIS* *(In thousands)*

	2004 Compared to 2003			2003 Compared to 2002		
	Increase (Decrease) Due to Changes in			Increase (Decrease) Due to Changes in		
	Average Volume	**Average Yield/Rate**	**Combined Increase (Decrease)**	Average Volume	Average Yield/Rate	Combined Increase (Decrease)
CHANGES IN INTEREST INCOME ON INTEREST-EARNING ASSETS:						
Loans	**$21,041**	**$(13,260)**	**$ 7,781**	$ 9,820	$(20,878)	$(11,058)
Taxable investment securities	**(4,673)**	**1,097**	**(3,576)**	545	(13,399)	(12,854)
Non-taxable investment securities	**(372)**	**(247)**	**(619)**	(611)	(149)	(760)
Federal funds sold	**182**	**146**	**328**	(701)	(550)	(1,251)
Interest-bearing deposits with unaffiliated banks	**(20)**	**196**	**176**	(504)	(37)	(541)
Total change in interest income on interest-earning assets	**16,158**	**(12,068)**	**4,090**	8,549	(35,013)	(26,464)
CHANGES IN INTEREST EXPENSE ON INTEREST-BEARING LIABILITIES:						
Interest-bearing demand deposits	**152**	**109**	**261**	112	(2,804)	(2,692)
Savings deposits	**419**	**(1,603)**	**(1,184)**	1,494	(6,934)	(5,440)
Time deposits	**(981)**	**(3,700)**	**(4,681)**	(3,914)	(7,145)	(11,059)
Other borrowings – short term	**19**	**24**	**43**	(171)	(258)	(429)
Federal Home Loan Bank borrowings	**5,412**	**(3,500)**	**1,912**	(612)	145	(467)
Total change in interest expense on interest-bearing liabilities	**5,021**	**(8,670)**	**(3,649)**	(3,091)	(16,996)	(20,087)
TOTAL INCREASE (DECREASE) IN NET INTEREST INCOME (FTE)	**$11,137**	**$ (3,398)**	**$ 7,739**	$11,640	$(18,017)	$ (6,377)

* Taxable equivalent basis using a federal income tax rate of 35%.

NET INTEREST INCOME (CONTINUED)

However, conditions beyond management's control also have an impact on changes in net interest income. These conditions include changes in market interest rates, the strength of credit demand by customers, competition from other financial institutions, the growth of deposit accounts at non-bank financial competitors and the continued growth in equity, mutual fund and annuity investments. Management monitors the Corporation's consolidated statement of financial position to reduce the potential adverse impact on net interest income caused by significant changes in interest rates. The Corporation's policies in this regard are further discussed under the subheading "Market Risk."

Table 2 presents, for 2004, 2003 and 2002, average daily balances of the Corporation's major categories of assets and liabilities, interest income and expense on a fully taxable equivalent (FTE) basis, average interest rates earned and paid on the assets and liabilities, net interest income (FTE), net interest spread and net interest margin.

Table 3 allocates the dollar change in net interest income (FTE) between the portion attributable to changes in the average volume of interest-earning assets and interest-bearing liabilities, including changes in the mix of assets and liabilities, and changes in average interest rates earned and paid.

Net interest income (FTE) in 2004 was $149.18 million, an increase of $7.74 million or 5.5% over 2003 net interest income (FTE) of $141.44 million. Net interest income was positively impacted in 2004 by an increase in average interest-earning assets from the Caledonia acquisition and a Federal Home Loan Bank (FHLB) borrowing transaction.

The effects of the increase in interest-earning assets attributable to the Caledonia transaction accounted for the majority of the increase in net interest income in 2004. In addition, the Corporation estimated that the net effect of the investment of the proceeds from a $150 million borrowing from the FHLB added approximately $1.7 million to net interest income in 2004. The Corporation borrowed $150 million from the FHLB during January 2004, at a weighted average life of 1.6 years and a weighted average interest rate of 1.85%. The proceeds of the borrowing were invested approximately equally in five- and seven-year balloon type mortgage-backed investment securities, with a projected weighted average life of 3.03 years, a projected duration of 2.75 years, and a projected weighted average yield of 3.40% at the investment date. The borrowing transaction was done to increase interest-earning assets of the Corporation, as a means to partially offset the impact of the lack of growth in core deposits and the continued low interest rates on net interest income, and anticipated significantly lower mortgage banking revenue. The borrowing transaction had the net effect of increasing net interest income in 2004, while the impact on net interest margin was estimated to have a net effect of a decrease of approximately twelve basis points. Net interest income was also positively impacted by a change in the mix of interest-earning assets, as total loans were up $104.3 million, or 4.2% during the year. These items were partially offset by the impact of a reduction in interest-earning assets resulting from a $103.8 million, or 3.5% decrease in total deposits during 2004.

During 2004, short-term interest rates remained constant until June 30 when the Federal Open Market Committee (FOMC) increased the Discount and Federal Funds rates by 25 basis points. The FOMC increased these rates by 25 basis points four more times during 2004, resulting in equal increases each time in the prime rate. Accordingly, the prime rate was 4.00% on January 1, 2004 and 5.25% on December 31, 2004. While short-term interest rates gradually increased during the second half of 2004, long-term interest rates remained relatively flat during the entire year. The ten-year U.S. Treasury note, which is used to price both 15- and 30-year residential mortgage loans, was 4.27% at the end of 2003 and 4.24% at the end of 2004. Consequently, the interest yield curve flattened during the second half of 2004. The combination of the historically low interest rate environment during the first six months of 2004 and increased competition for loans resulted in a 57 basis point reduction in the average yield on loans in 2004, compared to 2003. The average yield on loans was 5.96% in 2004, compared to 6.53% in 2003. The reduction in the average yield on loans and the impact of the $150 million borrowing transaction resulted in a 23 basis point reduction in the overall average yield on average interest-earning assets in 2004 to 5.29% from 5.52% in 2003. The historically low interest rate environment throughout all of 2003 and the first six months of 2004, resulted in a 25 basis point reduction in the average cost of deposits and borrowed funds in 2004, compared to the prior year. The average cost of deposits and borrowed funds was 1.48% in 2004, compared to 1.73% in 2003. The net result was a five basis point decrease in net interest margin in 2004 to 4.13% from 4.18% in 2003.

During 2003, short-term interest rates remained constant until June when the FOMC lowered the Discount and Federal Funds rates by 25 basis points, resulting in an equal reduction in the prime rate. Accordingly, the prime rate was 4.25% on January 1, 2003 and 4.00% on December 31, 2003. The net effect of the continued low interest rate environment decreased net interest margin and net interest spread in 2003 compared to 2002. Net interest margin for 2003 was 4.18%, compared to 4.44% in 2002. Net interest spread for 2003 was 3.79%, compared to 3.94% for 2002. The decrease in these year-over-year ratios was due to the reduction in the average yield of the Corporation's loans and investments exceeding the reduction in the average cost of its deposits and borrowings.

Net interest income (FTE) in 2003 was $141.44 million, down $6.37 million, or 4.3%, from 2002 net interest income (FTE) of $147.81 million. The most significant factor causing a decrease in the Corporation's net interest income in 2003 was an overall decrease in the yields of the loan and investment portfolios. Loan yields declined 95 basis points and investment securities yields declined 132 basis points in 2003, compared to 2002. In addition to the repricing downward of variable interest rate loans and new loans being priced lower than existing portfolio loans, the lower interest rate environment also motivated customers to refinance fixed interest rate loans, particularly in the residential real estate market where there are no prepayment penalties. Likewise, the lower interest rate environment motivated commercial real estate customers to renegotiate lower interest rates on fixed interest rate loans, whether or not prepayment penalties were assessable. Investment securities yields declined due to both prepayments of mortgage-backed securities and scheduled maturities. Consequently, interest income during 2003 declined $20.9 million due to the reduction in the average yield of the loan portfolio and $13.4 million due to the reduction in the average yield of the investment portfolio. Overall in 2003, the rates paid on interest-bearing liabilities declined 74 basis points, while the yield on interest-earning assets declined 89 basis points, which resulted in an $18.0 million decrease to net interest income (FTE). The overall decrease in net interest income (FTE) attributable to changes in interest rates was partially offset by an $11.6 million increase in net interest income (FTE) attributable to the growth in average interest-earning assets and a change in the composition of both assets and liabilities.

LOANS

The Corporation's bank subsidiaries are full-service community banks and, therefore, the acceptance and management of credit risk is an integral part of the Corporation's business. The Corporation maintains conservative loan policies and credit underwriting standards. These standards include the granting of loans generally only within the Corporation's market areas. The Corporation's lending markets generally consist of small communities across the middle to southern and western sections of the lower peninsula of Michigan. The Corporation has no foreign loans or any loans to finance highly leveraged transactions. The Corporation's lending philosophy is implemented through strong administrative and reporting controls at the subsidiary bank level, with additional oversight at the parent company level. The Corporation maintains a centralized independent loan review function at the parent company level, which monitors asset quality at each of the Corporation's subsidiary banks.

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TABLE 4. SUMMARY OF LOANS AND LOAN LOSS EXPERIENCE (Dollars in thousands)

	Years Ended December 31				
	2004	2003	2002	2001	2000
Distribution of Loans:					
Commercial	**$ 468,970**	$ 405,929	$ 327,438	$ 332,055	$ 287,971
Real estate construction	**120,900**	138,280	108,589	137,500	87,419
Real estate commercial	**697,779**	628,815	481,084	432,747	313,245
Real estate residential	**760,834**	767,199	648,042	769,272	776,545
Consumer	**537,102**	541,052	509,789	510,967	383,450
Total loans	**$2,585,585**	$2,481,275	$2,074,942	$2,182,541	$1,848,630
Summary of Changes in the Allowance for Loan Losses:					
Allowance for loan losses at beginning of year	**$ 33,179**	$ 30,672	$ 30,994	$ 26,883	$ 26,174
Loans charged off:					
Commercial	**(1,270)**	(2,002)	(2,345)	(544)	(326)
Real estate construction	**–**	–	(107)	–	–
Real estate commercial	**(88)**	(40)	–	(55)	(5)
Real estate residential	**(430)**	(102)	(164)	(108)	(155)
Consumer	**(2,175)**	(1,927)	(2,214)	(1,427)	(1,024)
Total loan charge-offs	**(3,963)**	(4,071)	(4,830)	(2,134)	(1,510)
Recoveries of loans previously charged-off:					
Commercial	**464**	174	329	195	234
Real estate construction	**–**	–	–	–	–
Real estate commercial	**7**	7	17	10	10
Real estate residential	**105**	38	18	23	21
Consumer	**555**	500	379	251	367
Total loan recoveries	**1,131**	719	743	479	632
Net loan charge-offs	**(2,832)**	(3,352)	(4,087)	(1,655)	(878)
Provision for loan losses	**3,819**	2,834	3,765	2,004	1,587
Allowance of banks/branches acquired	**–**	3,025	–	3,762	–
Allowance for loan losses at year-end	**$ 34,166**	$ 33,179	$ 30,672	$ 30,994	$ 26,883
Ratio of net charge-offs during the year to average loans outstanding	**.11%**	.15%	.20%	.08%	.05%
Ratio of allowance for loan losses at year-end to total loans outstanding at year-end	**1.32%**	1.34%	1.48%	1.42%	1.45%

LOANS (CONTINUED)

The Corporation experiences competition for commercial loans primarily from larger regional banks located both within and outside of the Corporation's market areas, and from other community banks located within the Corporation's lending markets. The Corporation's competition for residential real estate loans primarily includes community banks, larger regional banks, savings associations, credit unions and mortgage companies. The competition for residential real estate loans has increased over the last few years as mortgage lending companies have expanded their sales and marketing efforts. The Corporation experiences competition for consumer loans mostly from captive automobile finance companies, larger regional banks, community banks and local credit unions. The Corporation's loan portfolio is generally diversified geographically within Michigan, as well as along industry lines and, therefore, the Corporation believes that its loan portfolio is reasonably sheltered from material adverse local economic impact.

Table 4 includes the composition of the Corporation's loan portfolio, by major loan category, as of December 31, 2004, 2003, 2002, 2001 and 2000.

Total loans at December 31, 2004 were $2.59 billion, an increase of $104.3 million, or 4.2%, over total loans at December 31, 2003. The Corporation achieved an increase in commercial and real estate commercial loan categories in 2004, while residential real estate mortgage and consumer loans decreased slightly. Excluding the Caledonia acquisition, total loans increased $222 million, or 10.7%, during 2003. The Corporation achieved increases in all loan categories during 2003.

TABLE 5. COMPARISON OF LOAN MATURITIES AND INTEREST SENSITIVITY (Dollars in thousands)

	December 31, 2004 Due In				December 31, 2003 Due In			
	1 Year or Less	**1 to 5 Years**	**Over 5 Years**	**Total**	1 Year or Less	1 to 5 Years	Over 5 Years	Total
Loan Maturities:								
Commercial	**$229,694**	**$206,245**	**$ 33,031**	**$ 468,970**	$200,575	$183,329	$22,025	$ 405,929
Real estate construction	**56,746**	**36,598**	**27,556**	**120,900**	82,494	46,785	9,001	138,280
Real estate commercial	**79,912**	**566,486**	**51,381**	**697,779**	92,254	477,727	58,834	628,815
Total	**$366,352**	**$809,329**	**$111,968**	**$1,287,649**	$375,323	$707,841	$89,860	$1,173,024
Percent of Total	**28%**	**63%**	**9%**	**100%**	32%	60%	8%	100%

	December 31, 2004		December 31, 2003	
	Amount	**Percent**	Amount	Percent
Interest Sensitivity:				
Above loans maturing after one year which have:				
Fixed interest rates	**$664,968**	**72%**	$671,881	84%
Variable interest rates	**256,329**	**28**	125,820	16
Total	**$921,297**	**100%**	$797,701	100%

Real estate loans include real estate construction loans, real estate commercial loans and residential real estate loans. At December 31, 2004 and 2003, real estate loans totaled $1.58 billion and $1.53 billion, respectively. Real estate loans increased $45 million, or 2.9%, in 2004. Real estate loans as a percentage of total loans at December 31, 2004, 2003 and 2002 were 61.1%, 61.8% and 59.7%, respectively.

Real estate construction loans are originated for both business and residential properties. These loans generally convert to a real estate loan at the completion of the construction period. Real estate construction loans were $120.9 million at December 31, 2004, a decrease of $17.4 million, or 12.6% from December 31, 2003. The reduction was deemed to be attributable to the easing of the economy in Michigan during the second half of 2004. At December 31, 2004, 2003 and 2002, real estate construction loans as a percentage of total loans were 4.7%, 5.6% and 5.2%, respectively.

Construction lending is generally considered to involve a higher degree of risk than one- to four-family residential lending because of the uncertainties of construction, including the possibility of costs exceeding the initial estimates and the need to obtain a tenant or purchaser of the property if it will not be owner-occupied. The Corporation generally attempts to mitigate the risks associated with construction lending by, among other things, lending primarily in its market area, using conservative underwriting guidelines, and closely monitoring the construction process.

Real estate commercial loans increased $69 million, or 11%, during 2004 to $697.8 million at December 31, 2004. The increase was largely due to the Corporation placing greater emphasis on growing these loans in its community bank market areas. At December 31, 2004, 2003 and 2002, commercial real estate loans as a percentage of total loans were 27.0%, 25.3% and 23.2%, respectively.

Commercial loans totaled $469.0 million at December 31, 2004, an increase of $63.1 million, or 15.5%, from total commercial loans at December 31, 2003 of $405.9 million. The increase in these loans was also largely attributable to the Corporation's emphasis to increase this portion of the loan portfolio. Commercial loans represented 18.1%, 16.4% and 15.8% of total loans outstanding at December 31, 2004, 2003 and 2002, respectively.

Commercial lending and real estate commercial lending are generally considered to involve a higher degree of risk than one-to four-family residential lending. Such lending typically involves large loan balances concentrated in a single borrower for rental of business properties or for the operation of a business. In addition, the payment experience on loans secured by income-producing properties is typically dependent on the success of the operation of the related project and is typically affected by adverse conditions in the real estate market and in the economy. The Corporation generally attempts to mitigate the risks associated with commercial lending by, among other things, lending primarily in its market areas and using conservative loan-to-value ratios in the underwriting process.

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TABLE 6. NONPERFORMING ASSETS (Dollars in thousands)

	December 31				
	2004	2003	2002	2001	2000
Nonaccrual loans*	**$ 8,397**	$ 6,691	$ 4,859	$ 6,897	$7,268
Accruing loans contractually past due 90 days or more as to interest or principal payments	**1,653**	4,656	2,422	6,181	1,406
Restructured loans	**–**	–	–	–	17
Total nonperforming loans	**10,050**	11,347	7,281	13,078	8,691
Repossessed assets and other real estate	**6,799**	6,002	4,298	728	831
Total nonperforming assets	**$16,849**	$17,349	$11,579	$13,806	$9,522
Nonperforming loans as a percent of total loans	**.39%**	.46%	.35%	.60%	.47%
Nonperforming assets as a percent of total assets	**.45%**	.47%	.32%	.40%	.31%

* Interest income totaling $340,000 was recorded in 2004 on loans in nonaccrual status at December 31, 2004. Additional interest income of $356,000 would have been recorded during 2004 on these loans had they been current in accordance with their original terms.

LOANS (CONTINUED)

Table 5 on page 11 presents the maturity distribution of commercial, real estate construction and real estate commercial loans. These loans represented 49.8% of total loans at December 31, 2004 and 47.3% of total loans at December 31, 2003. The percentage of these loans maturing within one year remained low at 28% at December 31, 2004, compared with 32% at December 31, 2003. The percentage of these loans maturing beyond five years remained low at 9% at December 31, 2004 and 8% at December 31, 2003. Of those loans with maturities beyond one year, the percentage of loans with variable interest rates was 28% at December 31, 2004, compared to 16% at December 31, 2003. The increase in variable interest rate loans with maturities greater than one year was due primarily to a concerted effort to originate more variable rate commercial loans.

The continued low percentage of loans maturing within one year is due to the growth in real estate commercial loans. Real estate commercial loans are generally written as balloon-type mortgages at fixed interest rates for balloon time periods ranging from three to ten years.

Residential real estate loans decreased $6.4 million, or 0.8%, during 2004 to $760.8 million. At December 31, 2004, 2003 and 2002, residential real estate loans as a percentage of total loans were 29.4%, 30.9% and 31.2%, respectively.

The Corporation's residential real estate loans primarily consist of one- to four-family residential loans with original terms of fifteen years and less. The loan-to-value ratio at time of origination is generally 80% or less. Loans with more than an 80% loan-to-value ratio generally require private mortgage insurance.

The Corporation's general practice is to sell residential real estate loan originations with maturities of fifteen years and longer in the secondary market. The Corporation sold $153 million of long-term fixed rate residential real estate loans during 2004 in the secondary market. This compares with $409 million of residential real estate loans sold during 2003. The decrease in loans sold during 2004 was attributable to the stabilization of residential real estate market interest rates and the corresponding decline in loan refinance activity.

At December 31, 2004, the Corporation was servicing $596 million of residential mortgage loans that had been originated by the Corporation in its market areas and subsequently sold in the secondary mortgage market. At December 31, 2003, the Corporation serviced for others approximately $633 million of residential mortgages.

Consumer loans totaled $537.1 million at December 31, 2004, a decrease of $4.0 million, or 0.7%, from total consumer loans at December 31, 2003 of $541.1 million. The decrease during 2004 was primarily attributable to increased competition from captive auto finance companies on new personal vehicle loans. Consumer loans represented 20.8%, 21.8% and 24.6% of total loans outstanding at December 31, 2004, 2003 and 2002, respectively.

Consumer loans generally have shorter terms than mortgage loans but generally involve more credit risk than one- to four-family residential lending because of the type and nature of the collateral. Collateral values, particularly those of automobiles, are negatively impacted by many factors, such as new car promotions, vehicle condition and a slow economy. Consumer lending collections are dependent on the borrowers' continuing financial stability, and thus are more likely to be affected by adverse personal situations.

NONPERFORMING ASSETS

A five-year history of nonperforming assets is presented in Table 6. Nonperforming assets are comprised of loans accounted for on a nonaccrual basis, accruing loans contractually past due 90 days or more as to interest or principal payments, other loans whose terms have been restructured to provide for a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower and repossessed assets and other real estate.

The Corporation's practice is to immediately charge to the allowance for loan losses specifically identified credit losses. This determination is made for each loan at the earlier of a loss being specifically identified, or the time of transfer to nonperforming status, after considering collateral value and the borrower's ability to repay the loan principal. Nonaccrual loans were $8.4 million at December 31, 2004, compared to $6.7 million at December 31, 2003 and $4.9 million at December 31, 2002. The increase in nonaccrual loans of $1.7 million during 2004 was attributable to an increase in the residential real estate loan category of nonaccrual loans. Nonaccrual loans as a percentage of total loans were 0.32% at December 31, 2004, 0.27% at December 31, 2003 and 0.23% at December 31, 2002.

Accruing loans past due ninety days or more were $1.7 million at December 31, 2004, compared to $4.7 million at December 31, 2003 and $2.4 million at December 31, 2002. There were no restructured loans at December 31, 2004 or 2003.

Total nonperforming loans were $10.1 million, or 0.39% of total loans at December 31, 2004, compared to $11.3 million or 0.46% of total loans at December 31, 2003, and $7.3 million, or 0.35% of total loans at December 31, 2002. The level and composition of nonperforming loans are affected by economic conditions in the Corporation's local markets.

Repossessed assets and other real estate totaled $6.8 million at December 31, 2004, and consisted of commercial real estate of $3.9 million, residential real estate of $2.4 million and other repossessions, mostly automobiles, of $0.5 million. Repossessed assets and other real estate totaled $6.0 million at December 31, 2003, and consisted of commercial real estate of $3.7 million, residential real estate of $1.9 million and other repossessions, mostly automobiles, of $0.4 million.

The Corporation's policy and related disclosures for impaired loans is as follows: a loan is considered impaired when management determines it is probable that all of the principal and interest due under the contractual terms of the loan will not be collected. In most instances, the impairment is measured based on the fair market value of the underlying collateral. Impairment may also be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. A portion of the allowance for loan losses may be allocated to impaired loans.

Impaired loans were $4.6 million as of December 31, 2004, $5.5 million as of December 31, 2003 and $2.3 million as of December 31, 2002. After analyzing the various components of the customer relationships and evaluating the underlying collateral of impaired loans, it was determined that the total of impaired loans requiring an allocation of the allowance for loan losses was $0.8 million at December 31, 2004, $1.1 million at December 31, 2003 and $1.0 million at December 31, 2002. The allowance for loan losses allocated to impaired loans was as follows: $0.4 million as of December 31, 2004, $0.8 million as of December 31, 2003, and $0.3 million as of December 31, 2002. The process of measuring impaired loans and the allocation of the allowance for loan losses requires judgment and estimation, therefore the eventual outcome may differ from the estimates used on these loans.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses (provision) is the amount added to the allowance for loan losses (allowance) to absorb loan losses (charge-offs) in the loan portfolio. A summary of the activity in the allowance for years 2004 through 2000 is included in Table 4. Management regularly evaluates the allowance to ensure the level is adequate to absorb losses inherent in the loan portfolio. This evaluation is based on a continuous review of the loan portfolio, both individually and by category, and includes consideration of changes in the mix and volume of the loan portfolio, actual loan loss experience, the financial condition of the borrowers, industry and geographical exposures within the portfolio, economic conditions and employment levels of the Corporation's local markets, and special factors affecting business sectors. A formal evaluation of the allowance is prepared quarterly to assess the risk in the loan portfolio and to determine the adequacy of the allowance. The Corporation's loan review personnel, who are independent of the loan origination function, review this evaluation. The Corporation's loan review personnel perform a detailed credit quality review quarterly on large commercial and real estate commercial loans, particularly focusing on loans that have deteriorated below certain levels of credit risk.

The allowance provides for probable losses that have been identified with specific customer relationships and for probable losses believed to be inherent in the remainder of

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PROVISION AND ALLOWANCE FOR LOAN LOSSES (CONTINUED)

the loan portfolio but that have not been specifically identified. The allowance for loan losses is comprised of specific allowances (assessed for loans that have known credit weaknesses), allowances based on assigned risk ratings, general allowances on the remainder of the loan portfolio based primarily on historical loan loss experience, and an unallocated allowance for imprecision in the subjective nature of the specific and general allowance methodology. Factors contributing to the determination of specific allocations include the financial condition of the borrower, changes in the value of pledged collateral and general economic conditions. The Corporation establishes the allowance allocations by the application of projected risk percentages to adversely-graded commercial and real estate commercial loans by grade categories. General allowances are allocated to all other loans by loan category, based on a defined methodology that has been in use without material change for several years. Allocations to loan categories are developed based on historical loss and past due trends, management's judgment concerning those trends and other relevant factors, including delinquency, default, and loss rates, as well as general economic conditions. Some loans will not be repaid in full. Therefore, an allowance for loan losses is maintained at a level which represents our best estimate of losses incurred.

In determining the allowance and the related provision for loan losses, the Corporation considers four principal elements: (i) specific allocations based upon probable losses identified during the review of adversely-graded commercial and real estate commercial loan portfolios (primarily focusing on impaired loans), (ii) allocations established for adversely-rated commercial and real estate commercial loans, (iii) allocations on all other loans based principally on historical loan loss experience, and (iv) additional allowances based on the imprecision in the allowance methodology.

The first element reflects the Corporation's estimate of probable losses based upon the systematic review of specific commercial and real estate commercial adversely-graded loans. This review is primarily focused on impaired loans. These estimates are based upon a number of objective factors, such as payment history, financial condition of the borrower, and discounted collateral exposure. The Corporation measures the investment in an impaired loan based on one of three methods: the loan's observable market price, the fair value of the collateral, or the present value of expected future cash flows discounted at the loan's effective interest rate.

The second element reflects the application of the Corporation's loan grading system. This grading system is similar to those employed by state and federal banking regulators. Commercial and real estate commercial loans that are rated below a certain predetermined classification are assigned a loss allocation factor for each loan classification category that is based upon a historical analysis of losses incurred. The lower the grade assigned to a loan or category, the greater the allocation percentage that is applied.

The third element is determined by assigning allocations based principally upon the three-year average of loss experience for each type of loan. Average losses may be further adjusted based on the current delinquency rate and for the projected impact of loans acquired in branch and bank acquisitions. Loss analyses are conducted at least annually.

The fourth element is based on factors that cannot be associated with a specific credit or loan category and reflects an attempt to ensure that the overall allowance for loan losses appropriately reflects a margin for the imprecision necessarily inherent in the estimates of expected credit losses. The unallocated allowance is judgmentally determined and generally serves to compensate for the uncertainty in estimating losses, particularly in times of changing economic conditions, and considers the possibility of improper risk ratings and possible under-allocation of specific reserves. The unallocated allowance also considers the lagging impact of historical charge-off ratios in periods where future charge-offs are expected to increase. In addition, the unallocated allowance considers trends in delinquencies and nonaccrual loans, the changing portfolio mix in terms of collateral, average loan balance, loan growth, the degree of seasoning in the various loan portfolios and loans recently acquired through acquisitions.

The underlying credit quality of the Corporation's residential real estate and consumer loan portfolios is dependent primarily on each borrower's ability to continue to make required loan payments and, in the event a borrower is unable to continue to do so, the value of the collateral, if any, securing the loan. A borrower's ability to pay typically is dependent primarily on employment and other sources of income, which in turn is impacted by general economic conditions, although other factors may also impact a borrower's ability to pay.

The provision for loan losses was $3.82 million in 2004, $2.83 million in 2003, and $3.77 million in 2002. The Corporation experienced net loan charge-offs of $2.83 million in 2004, $3.35 million in 2003 and $4.09 million in 2002. The Corporation's allowance was $34.2 million at December 31, 2004 and represented 1.32% of total loans, compared to 1.34% at December 31, 2003 and 1.48% at December 31, 2002. During 2003, the Corporation acquired an allowance of $3 million in the Caledonia acquisition.

The Corporation's provision for loan losses was approximately $1 million higher in 2004 than in 2003. This increase was partially attributable to the increased size of the loan portfolio, as the amount of risk of the loan portfolio increased proportionally with the increase in total loans. Additionally, the Corporation's net loan charge-offs approximately doubled in the fourth quarter of 2004, compared to the prior three quarters of 2004, and nonaccrual loans increased from both September 30, 2004 and December 31, 2003 levels. The Corporation's net loan charge-offs were $1.7 million during the first nine months of 2004 (an average of $0.55 million per quarter), compared to $1.2 million for the fourth quarter of 2004. The Corporation's nonaccrual loans decreased slightly during the first three quarters of 2004, as compared to December 31, 2003, although these loans increased $2.6 million, or 45%, during the fourth quarter of 2004 from $5.8 million at September 30, 2004 to $8.4 million at December 31, 2004. The increased risk from a higher level of nonaccrual loans at December 31, 2004 was partially mitigated by a decrease in loans past due 90 days or more as of this date. Loans 90 days or more past due were $1.7 million as of December 31, 2004, compared to $5.9 million as of September 30, 2004 and $4.7 million as of December 31, 2003.

While the Corporation uses relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

The allocation of the allowance in Table 7 is based upon ranges of estimates and is not intended to imply either limitations on the usage of the allowance or exactness of the specific amounts. The entire allowance is available to absorb any future loan losses without regard to the categories in which the loan losses are classified. The allocation of the allowance is based on a combination of factors, including historical loss factors, credit-risk grading, past-due experiences, and the trends in these, as well as other factors.

The changes in the allocation of the allowance for loan losses during 2004 were based on the results of the process previously described that analyzes the allowance based on four principal elements. The growth of real estate commercial loans, the assessment of increased risk based on the Corporation's risk grading system and historical loan loss experience were the primary reasons for the increased allowance allocation in real estate commercial loans during 2004. During 2004, real estate commercial loans increased $69.0 million, or 11.0%. The decrease in the allowance allocation in real estate construction loans was primarily attributable to a $17.4 million, or a 12.6% decrease in these type loans during 2004.

TABLE 7. ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES (Dollars in thousands)

	December 31									
	2004		2003		2002		2001		2000	
Loan Type	**Allowance Amount**	**Percent of Loans in Each Category to Total Loans**	Allowance Amount	Percent of Loans in Each Category to Total Loans	Allowance Amount	Percent of Loans in Each Category to Total Loans	Allowance Amount	Percent of Loans in Each Category to Total Loans	Allowance Amount	Percent of Loans in Each Category to Total Loans
Commercial	**$ 8,752**	**18.1%**	$ 8,814	16.4%	$ 9,065	15.8%	$ 9,562	15.2%	$ 9,320	15.6%
Real estate construction	**1,382**	**4.7**	1,874	5.6	1,097	5.2	1,031	6.3	769	4.8
Real estate commercial	**11,914**	**27.0**	9,997	25.3	6,167	23.2	5,817	19.9	3,381	16.9
Real estate residential	**4,023**	**29.4**	4,006	30.9	3,563	31.2	4,026	35.2	4,882	42.0
Consumer	**6,659**	**20.8**	7,799	21.8	7,930	24.6	6,827	23.4	6,196	20.7
Not allocated	**1,436**		689		2,850		3,731		2,335	
Total	**$34,166**	**100%**	$33,179	100%	$30,672	100%	$30,994	100%	$26,883	100%

NONINTEREST INCOME

Noninterest income totaled $39.3 million in 2004, $39.1 million in 2003 and $34.5 million in 2002. Noninterest income increased $0.2 million, or 0.6%, in 2004 and $4.6 million, or 13.2%, in 2003 over the prior year. Noninterest income as a percentage of net revenue (net interest income plus noninterest income) was 21.0% in 2004, compared to 21.9% in 2003 and 19.2% in 2002.

The following schedule includes the major components of noninterest income during the past three years.

Noninterest Income (In thousands)

	Years Ended December 31		
	2004	2003	2002
Service charges on deposit accounts	**$19,301**	$16,935	$14,002
Trust services revenue	**7,396**	6,794	6,405
Other fees for customer services	**2,121**	2,319	2,561
ATM and network user fees	**2,541**	1,911	2,199
Investment fees and insurance commissions	**1,933**	2,375	2,371
Mortgage banking revenue	**3,328**	6,954	7,513
Investment securities gains (losses)	**1,367**	1,296	(768)
Other	**1,342**	510	251
Total Noninterest Income	**$39,329**	$39,094	$34,534

Service charges on deposit accounts were $19.3 million in 2004, $16.9 million in 2003, and $14.0 million in 2002. The increases of $2.4 million, or 14.0% in 2004 and $2.9 million, or 20.9% in 2003 were primarily attributable to a higher level of customer activity in areas where fees and service charges are applicable.

Trust services revenue was $7.4 million in 2004, $6.8 million in 2003 and $6.4 million in 2002. Trust services revenue increased $0.6 million, or 8.9%, in 2004. The increase in 2004 was due primarily to an increase in discretionary assets coupled with strong investment returns in the equity markets. Trust services revenue increased $0.4 million, or 6.1% in 2003 as the rebound in the stock market improved the valuation of assets under management, on which the calculation of management fees is based.

Increases in noninterest income in 2004 were largely offset by a decline in mortgage banking revenue (MBR). During 2003, residential mortgage loan interest rates declined to lows not seen in decades, resulting in unprecedented strong mortgage loan refinance activity. The residential mortgage loan refinancing activity slowed considerably in 2004, virtually ending mid-way through the year when residential mortgage loan interest rates stabilized. The Corporation generally sells the majority of its long-term fixed interest rate residential real estate loan originations in the secondary market as a part of its interest rate risk management strategy. During 2004, the Corporation sold $153 million of residential real estate loans in the secondary market, compared to $409 million in 2003. During 2004, generally all fifteen-year term mortgages were sold in the secondary market. Consequently, MBR of $3.33 million in 2004 was $3.62 million or 52% less than MBR of $6.95 million earned in 2003.

During the fourth quarter of 2004, the Corporation realized gains of $0.6 million from the sale of a branch office in Lansing, Michigan that had total deposits of approximately $6 million and the sale of the Corporation's insurance agency book of business. These two transactions added approximately $0.3 million to net income during 2004.

Noninterest income from all other sources, which includes other fees for customer services, ATM and network user fees, investment fees and insurance commissions, investment securities gains (losses) and other, totaled $9.3 million in 2004, $8.4 million in 2003 and $6.6 million in 2002. The increase of $0.9 million, or 10.6% in 2004 was primarily attributable to an increase in ATM and network user fees, resulting from higher customer use of ATMs and debit cards.

OPERATING EXPENSES

Total operating expenses were $98.5 million in 2004, $91.9 million in 2003 and $93.5 million in 2002.

The following schedule includes the major categories of operating expenses during the past three years.

Operating Expenses (Dollars in thousands)

	Years Ended December 31		
	2004	2003	2002
Salaries and wages	**$44,763**	$43,944	$43,258
Employee benefits	**12,788**	10,536	10,910
Occupancy	**9,165**	7,921	7,590
Equipment	**8,955**	8,045	8,391
Postage and courier	**3,123**	2,948	2,814
Stationery and supplies	**1,082**	1,293	1,932
Professional fees	**3,502**	3,148	3,571
Michigan single business tax	**1,645**	1,841	2,788
Advertising and marketing	**1,659**	1,358	1,461
Intangible asset amortization	**2,274**	1,883	1,953
Telephone	**1,797**	1,807	1,927
Federal Deposit Insurance Corporation (FDIC) premiums	**444**	452	496
Other	**7,272**	6,747	6,435
Total Operating Expenses	**$98,469**	$91,923	$93,526
Full-time equivalent staff (at December 31)	**1,366**	1,447	1,412
Efficiency ratio	**52.6%**	50.9%	51.3%

Operating expenses were $98.5 million in 2004, an increase of $6.5 million, or 7.1% over operating expenses in 2003. The increase in operating expenses was primarily attributable to the Caledonia acquisition. The acquisition was completed on December 1, 2003, and therefore, operating expenses in 2003 included only one month of operating expenses of Caledonia. The Corporation estimated that approximately $4 million, or 62% of the increase in operating expenses in 2004 was attributable to operating expenses of Caledonia. Excluding the estimated expenses of Caledonia, operating expenses were up approximately $2.5 million, or 2.8% in 2004 over 2003.

Total operating expenses as a percentage of total average assets were 2.55% in 2004, compared to 2.57% in 2003 and 2.64% in 2002.

Salaries, wages and employee benefits remain the largest component of operating expenses. These expenses totaled $57.6 million in 2004, $54.5 million in 2003 and $54.2 million in 2002. Salaries and wages increased by $0.8 million, or 1.9% in 2004, resulting primarily from the increase in employees from the Caledonia acquisition and normal salary/wage increases. These increases were partially offset by a reduction in the number of full-time equivalent employees (FTEs) during 2004. The Corporation's FTE staff declined 81 employees or 5.6% during 2004. The decrease in FTEs was partially attributable to technology expenditures incurred during 2004 and 2003 that improved the efficiency of back-office operations. Personnel expenses as a percentage of total operating expenses were 58.4% in 2004, 59.3% in 2003 and 57.9% in 2002.

Occupancy expense increased $1.2 million, or 15.7%, in 2004. The increase in occupancy expense in 2004 was largely attributable to the Caledonia acquisition and a full year of operating expenses on an office building purchased in 2003. Occupancy expense increased $0.3 million, or 4.4%, in 2003, primarily due to the purchase on July 31, 2003, of an office building one block from the Corporation's largest subsidiary bank's main office in downtown Midland, Michigan, for $4.5 million. This purchase was consummated to accommodate future expansion of the Corporation.

Equipment expense increased $0.9 million or 11.3% in 2004, due to higher depreciation and software expenses incurred in 2004. Depreciation expense was $6.2 million, $5.5 million and $5.8 million in 2004, 2003 and 2002, respectively.

Other categories of operating expenses include a wide array of expenses, including postage, supplies, professional fees, Michigan single business tax, advertising and marketing expenses, intangible asset amortization, telephone costs, FDIC premiums and miscellaneous other expenses. These other operating expenses totaled $22.8 million in 2004, $21.5 million in 2003 and $23.4 million in 2002. The increase in these expenses in 2004 was primarily attributable to higher advertising and marketing expense of $0.30 million, higher intangible asset amortization of $0.39 million and higher professional fees of $0.35 million. Higher professional fees in 2004 were partially due to increased costs associated with compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The decrease in the total of all other operating expenses in 2003 was primarily attributable to lower Michigan single business tax expense of $0.95 million, lower office supplies of $0.64 million and lower professional fees of $0.42 million. The decrease in office supplies was primarily due to lower office supply costs associated with a change in proof operations. Professional fees decreased due to lower legal expenses.

The Corporation's 2004 efficiency ratio, which measures total operating expenses divided by the sum of net interest income (fully taxable equivalent) and noninterest income was 52.6%, compared to 50.9% in 2003 and 51.3% in 2002. The slight increase in 2004 was attributable to increased operating expenses, as both net interest income and noninterest income increased in 2004.

INCOME TAXES

The Corporation's effective federal income tax rate was 33.1% in 2004, 33.8% in 2003 and 33.7% in 2002. Approximately one-half of the decrease in the effective federal income tax rate between 2003 and 2004 was attributable to a reduction in federal income tax provisions previously recorded that are no longer required. The changes in the Corporation's effective federal income tax rate also reflect the changes each year in the proportion of interest income exempt from federal taxation, nondeductible interest expense and other nondeductible expenses relative to pretax income and tax credits.

Tax-exempt income (FTE), net of related nondeductible interest expense, totaled $4.6 million for 2004, $4.8 million for 2003 and $5.5 million for 2002. Tax-exempt income (FTE) as a percentage of total interest income (FTE) was 2.4% in 2004 and 2.6% in both 2003 and 2002.

Income before income taxes (FTE) was $86.2 million in 2004, $85.8 million in 2003 and $85.1 million in 2002.

LIQUIDITY RISK

The Corporation manages its liquidity to ensure that it has the ability to meet the cash withdrawal needs of its depositors, provide funds for borrowers and at the same time ensure that the Corporation's own cash requirements are met. The Corporation accomplishes these goals through the management of liquidity at two levels – the parent company and the bank subsidiaries.

During the three-year period ended December 31, 2004, the parent company's primary source of funds was subsidiary dividends. The parent company manages its liquidity position to provide the cash necessary to pay dividends to shareholders, invest in subsidiaries, enter new banking markets, pursue investment opportunities and satisfy other operating requirements.

Federal and state banking laws place certain restrictions on the amount of dividends that a bank may pay to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations or impede its ability to manage its liquidity needs. As of January 1, 2005, the Corporation's bank subsidiaries could pay dividends totaling $87.1 million to the parent company and remain "well capitalized" under the regulatory "risk-based" capital guidelines, without obtaining regulatory approval. In addition to the funds available from subsidiaries, the parent company had $20.8 million in cash and cash equivalents at December 31, 2004.

The subsidiary banks manage liquidity to ensure adequate funds are available to meet the cash flow needs of depositors and borrowers. The subsidiary banks' most readily available sources of liquidity are federal funds sold, interest-bearing deposits with unaffiliated banks, investment securities classified as available for sale and investment securities classified as held to maturity maturing within one year. These sources of liquidity are supplemented by new deposits and by loan payments received from customers. At December 31, 2004, the Corporation had $34.5 million in federal funds sold, $5.9 million of interest-bearing deposits with unaffiliated banks, $716.8 million in investment securities available for sale and $69.7 million in other investment securities maturing within one year. These short-term assets totaled $826.9 million and represented 28.9% of total deposits at December 31, 2004.

The Corporation's investment securities portfolio has historically been composed primarily of U.S. Treasury and agency securities, comprising 55%, 68% and 70% of the investment portfolio at December 31, 2004, 2003 and 2002, respectively. The decrease in the percentage of U.S. Treasury and agency securities held in the investment securities portfolio was attributable to the proceeds of a $150 million borrowing transaction that occurred in the first quarter of 2004 being invested in mortgage-backed investment securities, split evenly between five-year and seven-year balloon maturities. The Corporation's investment securities portfolio historically has been short-term in nature. The acquisition of $150 million in mortgage-backed securities, described above, moderately increased the average length of the investment securities portfolio in 2004. The average life of the investment securities portfolio, which expresses the average number of years that each principal dollar will be outstanding, was 2.8 years as of December 31, 2004, compared to 2.0 years as of December 31, 2003. At December 31, 2004, $249.5 million, or 27.9% of the Corporation's investment securities portfolio will mature during 2005, and another $128.9 million or 14.4% of the investment securities portfolio will mature during 2006. The combination of the 2005 and 2006 scheduled maturities results in 42.4% of the Corporation's investment securities portfolio maturing within two years as of December 31, 2004. Information about the Corporation's investment securities portfolio is summarized in Tables 8, 9 and 10.

LIQUIDITY RISK

TABLE 8. MATURITIES AND YIELDS* OF INVESTMENT SECURITIES AT DECEMBER 31, 2004 (Dollars in thousands)

	Maturity**										
	Within One Year		After One but Within Five Years		After Five but Within Ten Years		After Ten Years		Total Carrying Value		Total Market Value
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	
Available for Sale:											
U.S. Treasury and agencies	$144,834	4.52%	$200,067	3.27%	$ 3,446	4.17%	$ 672	5.47%	$349,019	3.49%	$349,019
States and political subdivisions	2,901	5.58	3,327	5.62	6,435	5.41	870	5.62	13,533	5.47	13,533
Mortgage-backed securities	–	–	96,223	3.59	111,416	4.08	74,798	4.71	282,437	4.43	282,437
Collateralized mortgage obligations	–	–	373	3.58	–	–	1,086	5.79	1,459	5.67	1,459
Corporate bonds	32,017	4.73	16,729	3.01	–	–	–	–	48,746	3.50	48,746
Equity securities	–	–	–	–	–	–	21,563	4.01	21,563	4.01	21,563
Total Investment Securities Available for Sale	179,752	4.57	316,719	3.41	121,297	4.16	98,989	4.72	716,757	4.29	716,757
Held to Maturity:											
U.S. Treasury and agencies	63,364	3.35	78,258	3.36	–	–	–	–	141,622	3.36	141,641
States and political subdivisions	6,099	5.49	13,919	6.90	7,499	7.12	3,704	7.05	31,221	7.00	32,164
Mortgage-backed securities	3	6.65	135	8.09	162	8.66	1,119	7.33	1,419	7.41	1,527
Other debt securities	250	2.69	–	–	–	–	2,005	5.00	2,255	4.94	2,255
Total Investment Securities Held to Maturity	69,716	3.66	92,312	4.04	7,661	7.15	6,828	7.08	176,517	5.10	177,587
Total Investment Securities	$249,468	4.38%	$409,031	3.52%	$128,958	4.34%	$105,817	4.80%	$893,274	4.36%	$894,344

* Yields are weighted by amount and time to contractual maturity, are on a taxable equivalent basis using a 35% federal income tax rate and are based on amortized cost.

** Based on final contractual maturity. Mortgage-backed securities and collateralized mortgage obligations are based on scheduled principal maturity. Equity securities have no stated maturity.

TABLE 9. SUMMARY OF INVESTMENT SECURITIES (In thousands)

	December 31		
	2004	2003	2002
Available for Sale:			
U.S. Treasury and agencies	**$349,019**	$474,279	$ 590,183
States and political subdivisions	**13,533**	19,022	19,478
Mortgage-backed securities	**282,437**	126,766	128,884
Collateralized mortgage obligations	**1,459**	1,995	13,658
Corporate bonds	**48,746**	82,865	86,328
Equity securities	**21,563**	23,572	20,213
Total Available for Sale	**716,757**	728,499	858,744
Held to Maturity:			
U.S. Treasury and agencies	**141,622**	153,585	204,422
States and political subdivisions	**31,221**	34,233	41,009
Mortgage-backed securities	**1,419**	2,619	5,682
Other debt securities	**2,255**	2,926	18,125
Total Held to Maturity	**176,517**	193,363	269,238
Total Investment Securities	**$893,274**	$921,862	$1,127,982

TABLE 10. MATURITY ANALYSIS OF INVESTMENT SECURITIES (as a % of total portfolio)

	December 31		
	2004	2003	2002
Maturity:			
Under 1 year	**27.9%**	29.5%	18.4%
1-5 years	**45.8**	61.7	69.3
5-10 years	**14.4**	4.0	5.0
Over 10 years	**11.9**	4.8	7.3
Total	**100%**	100%	100%

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LIQUIDITY RISK (CONTINUED)

Table 11 presents the maturity distribution of time deposits of $100,000 or more at the end of each of the last three years. Time deposits of $100,000 or more and the percentage of these deposits to total deposits have remained relatively stable during the past three years. These deposits increased during 2004 to $218.2 million at December 31, 2004 from $169.7 million at December 31, 2003 due to an increase in short-term interest rates during the latter part of 2004. During 2003, the modest spread between money market accounts and short-term time deposits prompted some large balance customers to maintain their funds in accounts with no defined maturities. Time deposits of $100,000 or more represented 7.6%, 5.7% and 7.3% of total deposits at December 31, 2004, 2003 and 2002, respectively.

TABLE 11. MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 OR MORE (Dollars in thousands)

	December 31					
	2004		2003		2002	
	Amount	**Percent**	Amount	Percent	Amount	Percent
Maturity:						
Within 3 months	**$ 99,896**	**46%**	$ 59,292	35%	$ 80,810	39%
After 3 but within 6 months	**26,010**	**12**	22,233	13	28,123	14
After 6 but within 12 months	**33,656**	**15**	31,070	18	54,953	26
After 12 months	**58,670**	**27**	57,112	34	44,435	21
Total	**$218,232**	**100%**	$169,707	100%	$208,321	100%

BORROWED FUNDS

Other borrowings–short term are comprised primarily of securities sold under agreements to repurchase. These are amounts advanced by customers that are secured by investment securities owned by the Corporation's subsidiary banks, as they are not covered by FDIC insurance. These advances are highly interest rate sensitive. Total other borrowings–short term were $101.8 million as of December 31, 2004, compared to $91.5 million as of December 31, 2003.

Long-term debt, comprised of FHLB advances, were $285.0 million as of December 31, 2004, compared to $155.4 million as of December 31, 2003. During January 2004 the Corporation borrowed $150 million from the FHLB in fixed interest rate advances with maturities ranging from November 2004 through May 2006. The weighted average life of the $150 million borrowing was 1.6 years and the weighted average interest cost was 1.85%. The advance that matured in November 2004, in the amount of $10 million, was repaid and the Corporation replaced it with a new borrowing of $10 million with a maturity of 24 months. The Corporation invested the proceeds from the $150 million FHLB borrowing transaction equally in five- and seven-year balloon type mortgage-backed securities that had a projected average yield of 3.40%, a projected weighted average life of 3.03 years, and a projected duration of 2.75 years, at the date of the transaction. A summary of FHLB advances outstanding as of December 31, 2004 and 2003, appears in Note J to the consolidated financial statements.

FINANCIAL OBLIGATIONS

The Corporation has various financial obligations, including contractual obligations, that may require future cash payments. Table 12 summarizes the Corporation's obligations and estimated future payments at December 31, 2004. These payments do not include interest. Refer to Notes F, I, J and P to the consolidated financial statements for a further discussion of these obligations.

The Corporation also has other commitments that may impact liquidity. Table 13 summarizes the Corporation's commitments and expected expiration dates by period at December 31, 2004. Since many of these commitments historically have expired without being drawn upon, the total amount of these commitments does not necessarily represent future cash requirements of the Corporation.

TABLE 12. FINANCIAL OBLIGATIONS (In thousands)

	December 31, 2004 Minimum Payments Due by Period				
	Less than 1 year	**1-3 years**	**3-5 years**	**More than 5 years**	**Total**
Deposits with no stated maturity	**$2,000,722**	**–**	**–**	**–**	**$2,000,722**
Time deposits	**543,467**	**$246,289**	**$60,540**	**$12,455**	**862,751**
Other borrowings – short term	**101,834**	**–**	**–**	**–**	**101,834**
Federal Home Loan Bank borrowings	**123,232**	**88,715**	**30,049**	**43,000**	**284,996**
Low income housing project	**78**	**545**	**471**	**347**	**1,441**
Operating leases and non-cancelable contracts	**2,204**	**3,671**	**998**	**443**	**7,316**
Total financial obligations	**$2,771,537**	**$339,220**	**$92,058**	**$56,245**	**$3,259,060**

TABLE 13. COMMITMENTS (In thousands)

	December 31, 2004 Expected Expiration Dates by Period				
	Less than 1 year	**1-3 years**	**3-5 years**	**More than 5 years**	**Total**
Unused commitments to extend credit	**$178,988**	**$18,359**	**$60,927**	**$22,384**	**$280,658**
Undisbursed loans	**67,609**	**–**	**–**	**–**	**67,609**
Standby letters of credit	**15,904**	**6,043**	**3,361**	**1,133**	**26,441**
Total commitments	**$262,501**	**$24,402**	**$64,288**	**$23,517**	**$374,708**

MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due primarily to changes in interest rates. Interest rate risk is the Corporation's primary market risk and results from timing differences in the repricing of assets and liabilities and changes in relationships between rate indices. Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Consistency of the Corporation's net interest income is largely dependent upon the effective management of interest rate risk. Interest rate risk arises in the normal course of the Corporation's business due to differences in the repricing and maturity characteristics of interest rate sensitive assets and liabilities. Sensitivity of earnings to interest rate changes arises when yields on assets change differently from the interest costs on liabilities. Interest rate sensitivity is determined by the amount of interest-earning assets and interest-bearing liabilities repricing within a specific time period and the magnitude by which interest rates change on the various types of interest-earning assets and interest-bearing liabilities. The management of interest rate sensitivity includes monitoring the maturities and repricing opportunities of interest-earning assets and interest-bearing liabilities. Interest rate sensitivity management aims at achieving reasonable stability in both net interest income and the net interest margin through periods of changing interest rates. The Corporation's goal is to avoid a significant decrease in net interest income and thus an adverse impact on the profitability of the Corporation in periods of changing interest rates. It is necessary to analyze projections of net interest income based upon the repricing characteristics of the Corporation's interest-earning assets and interest-bearing liabilities and the varying magnitude by which interest rates may change on loans, investment securities, interest-bearing deposit accounts and borrowings. The Corporation's interest rate sensitivity is managed through policies and risk limits approved by the boards of directors of the Corporation and its subsidiary banks, and an Asset and Liability Committee (ALCO). The ALCO, which is comprised of executive management from various areas of the Corporation, including finance, lending, investments and deposit gathering, meets regularly to execute asset and liability management strategies. The ALCO establishes guidelines and monitors the sensitivity of earnings to changes in interest rates. The goal of the ALCO process is to maximize net interest income and the net present value of future cash flows within authorized risk limits.

The Corporation has not used interest rate swaps or other derivative financial instruments in the management of interest rate risk, other than best efforts forward commitments utilized to offset the interest rate risk of interest rate lock commitments provided to customers on unfunded residential mortgage loans intended to be sold in the secondary market. In the normal course of the mortgage loan selling process, the Corporation enters into a best effort forward loan delivery commitment with an investor. The Corporation's exposure to market risk on these best effort forward loan delivery commitments is not significant.

The primary technique utilized by the Corporation to measure its interest rate risk is simulation analysis. Simulation analysis forecasts the effects on the balance sheet structure and net interest income under a variety of scenarios that incorporate changes in interest rates, changes in the shape of the Treasury yield curve, changes in interest rate relationships, changes in asset and liability mix and loan prepayments.

These forecasts are compared against net interest income projected in a stable interest rate environment. While many assets and liabilities reprice either at maturity or in accordance with their contractual terms, several balance sheet components demonstrate characteristics that require an evaluation to more accurately reflect their repricing behavior. Key assumptions in the simulation analysis include prepayments on loans, probable calls of investment securities, changes in market conditions, loan volumes and loan pricing, deposit sensitivity, and customer preferences. These assumptions are inherently uncertain as they are subject to fluctuation and revision in a dynamic environment. As a result, the simulation analysis cannot precisely forecast the impact of rising and falling interest rates on net interest income. Actual results will differ from simulated results due to many factors such as changes in balance sheet components, interest rate changes, changes in market conditions and management strategies.

Management performed various simulation analyses throughout 2004. The Corporation's interest rate sensitivity is estimated by first forecasting the next twelve months of net interest income under an assumed environment of constant market interest rates. The Corporation then compares various simulation analysis results to the constant interest rate forecast. As of December 31, 2004 and 2003, the Corporation projected the change in net interest income during the next twelve months assuming short-term market interest rates were to uniformly and gradually increase or decrease by up to 200 basis points over the same time period. These projections were based on the Corporation's assets and liabilities remaining static over the next twelve months, while factoring in probable calls of U.S. agency securities, and prepayments of mortgage-backed securities, residential mortgage loans and certain consumer loans. Mortgage-backed securities and mortgage loan prepayment assumptions were developed from industry averages of prepayment speeds, adjusted for the historical prepayment performance of the Corporation's own loans. The Corporation's forecasted net interest income sensitivity is monitored by the ALCO within established limits as defined in the interest rate risk policy. The Corporation's policy limits the adverse change of a 200 basis point increase or decrease in short-term interest rates over the succeeding twelve months to no more than seven percent of management's most likely net interest income forecast. Throughout 2004, the forecasted interest rate risk exposure was within the Corporation's established policy limits.

Summary information about the interest rate risk measures, as described above, at December 31, 2004 and December 31, 2003 is presented below:

Year-End 2004 Twelve Month Projection

Interest Rate Change Projection (in basis points)	-200	-100	0	+100	+200
Percent change in net interest income vs constant rates	(2.6)%	(0.8)%	-	0.6%	0.9%

Year-End 2003 Twelve Month Projection

Interest Rate Change Projection (in basis points)	-200	-100	0	+100	+200
Percent change in net interest income vs constant rates	(0.8)%	0.4%	-	0.1%	0.1%

At the end of 2004, the interest rate risk position was slightly asset sensitive, meaning net income should increase as rates rise and decrease as rates fall, other things being equal.

CAPITAL

Capital provides the foundation for future growth and expansion. Total shareholders' equity was $484.8 million at December 31, 2004, an increase of $26.8 million, or 5.8%, from total shareholders' equity at December 31, 2003. The increase in 2004 was derived primarily from earnings retention of $31.3 million. This amount was partially offset by a decrease in the unrealized gain on securities available for sale, net of taxes, of $10.0 million.

The ratio of shareholders' equity to total assets was 12.9% at December 31, 2004, compared to 12.4% at December 31, 2003 and 12.1% at December 31, 2002. The Corporation's tangible equity to assets ratio was 11.1%, 10.5% and 11.0% at December 31, 2004, 2003 and 2002, respectively. The slight decrease in the tangible equity to assets ratio during 2003 was due to $37.5 million of goodwill and other intangible assets recorded related to the acquisition of Caledonia.

Under the regulatory "risk-based" capital guidelines in effect for both banks and bank holding companies, minimum capital levels are based upon perceived risk in the Corporation's various asset categories. These guidelines assign risk weights to on- and off-balance sheet items in arriving at total risk-adjusted assets. Regulatory capital is divided by the computed total of risk-adjusted assets to arrive at the risk-based capital ratios.

The Corporation's capital ratios exceeded the minimum levels prescribed by the Federal Reserve Board at December 31, 2004, as shown in the following table.

	December 31, 2004		
	Leverage Ratio	Risk-Based Capital Ratios	
		Tier 1	Total
Chemical Financial Corporation's capital ratios	11.0%	16.2%	17.5%
Regulatory capital ratios- "well capitalized" definition	5	6	10
Regulatory capital ratios- minimum requirements	3	4	8

The Corporation's Tier 1 and Total regulatory capital ratios are significantly above the regulatory minimum and "well capitalized" levels due to the Corporation holding $151 million of investment securities and other assets that are assigned a 0% risk rating, $828 million of investment securities and other assets that are assigned a 20% risk rating, and $911 million of loans secured by first liens on residential real estate properties and other assets that are assigned a 50% risk rating. These three categories of assets represented 50% of the Corporation's total assets at December 31, 2004.

At December 31, 2004, all of the Corporation's bank subsidiaries exceeded the minimum capital ratios required of a "well-capitalized" institution, as defined by the Federal Deposit Insurance Corporation Improvement Act of 1991.

OUTLOOK

The Corporation's philosophy is that it intends to be a "family" of community banks which operate under the direction of a corporate board of directors, three regional bank boards of directors, a holding company management team, and a number of community bank advisory boards of directors. The Corporation is committed to the community banking philosophy. The Corporation remains committed to the communities it serves. Community bank advisory boards of directors have been established in the communities where the legal bank charter was merged into a regional subsidiary bank or area considered significant by the Corporation. The purpose of these internal consolidations was to provide the Corporation with operating efficiencies.

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OUTLOOK (CONTINUED)

The Corporation strives to remain a quality sales and service organization and is dedicated to sustained profitability through the preservation of the community banking concept in an ever-changing and increasingly competitive environment.

The Corporation believes it has designed its policies regarding asset/liability management, liquidity, lending, investment strategy and expense control to provide for the safety and soundness of the organization, continued earnings growth and the avoidance of wide fluctuations in earnings from one year to the next. This strategy resulted in an increase in net income per share of 0.9% over the prior year and a return on assets of 1.47% during 2004.

OTHER MATTERS

Forward Looking Statements

This discussion and analysis of financial condition and results of operations, and other sections of this Annual Report, contain forward-looking statements that are based on management's beliefs, assumptions, current expectations, estimates and projections about the financial services industry, the economy, and the Corporation itself. Words such as "anticipates," "believes," "estimates," "judgment," "expects," "forecasts," "intends," "is likely," "plans," "predicts," "projects," variations of such words and similar expressions are intended to identify such forward-looking statements. In addition, certain statements under the subheadings "Liquidity Risk" and "Market Risk" are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("risk factors") that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. The Corporation undertakes no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise.

Risk factors include, but are not limited to, changes in interest rates and interest rate relationships; demand for products and services; the degree of competition by traditional and non-traditional competitors; changes in banking laws and regulations; changes in tax laws; changes in prices, levies and assessments; the impact of technological advances and issues; governmental and regulatory policy changes; the outcomes of pending and future litigation and contingencies; trends in customer behavior as well as their ability to repay loans; changes in the local and national economy; opportunities for acquisition and the effective completion of acquisitions and integration of acquired entities; and the local and global effects of the ongoing war on terrorism and other military actions, including actions in Iraq. These are representative of the risk factors that could cause a difference between an ultimate actual outcome and a preceding forward-looking statement.

Important Notice Regarding Delivery of Shareholder Documents

As permitted by SEC rules, only one copy of Chemical's Proxy Statement and the 2004 Annual Report to Shareholders is being delivered to multiple shareholders sharing the same address unless Chemical has received contrary instructions from one or more of the shareholders who share the same address. Chemical will deliver on a one-time basis, promptly upon written or verbal request from a shareholder at a shared address, a separate copy of Chemical's Proxy Statement and the 2004 Annual Report to Shareholders. Requests should be made to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350. Shareholders sharing an address who are currently receiving multiple copies of the Proxy Statement and Annual Report to Shareholders may instruct Chemical to deliver a single copy of such documents on an ongoing basis. Such instructions must be in writing, must be signed by each shareholder who is currently receiving a separate copy of the documents, must be addressed to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350, and will continue in effect unless and until Chemical receives contrary instructions as provided below. **Any shareholder sharing an address may request to receive and instruct Chemical to send separate copies of the Proxy Statement and Annual Report to Shareholders on an ongoing basis by written or verbal request to Chemical Financial Corporation, Attn: Lori A. Gwizdala, Chief Financial Officer, 333 E. Main Street, Midland, Michigan 48640, telephone (989) 839-5350.** Chemical will begin sending separate copies of such documents within thirty days of receipt of such instructions.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2004	2003	2002
	(In thousands, except per share data)		
INTEREST INCOME			
Interest and fees on loans	**$152,534**	$144,835	$155,803
Interest on investment securities:			
Taxable	**33,124**	36,700	49,554
Tax-exempt	**2,104**	2,518	2,911
Total interest on securities	**35,228**	39,218	52,465
Interest on federal funds sold	**1,077**	749	2,000
Interest on deposits with unaffiliated banks	**411**	235	776
TOTAL INTEREST INCOME	**189,250**	185,037	211,044
INTEREST EXPENSE			
Interest on deposits	**30,741**	36,345	55,536
Interest on Federal Home Loan Bank borrowings	**10,293**	8,381	8,848
Interest on other borrowings — short term	**582**	539	968
TOTAL INTEREST EXPENSE	**41,616**	45,265	65,352
NET INTEREST INCOME	**147,634**	139,772	145,692
Provision for loan losses	**3,819**	2,834	3,765
NET INTEREST INCOME after provision for loan losses	**143,815**	136,938	141,927
NONINTEREST INCOME			
Service charges on deposit accounts	**19,301**	16,935	14,002
Trust services revenue	**7,396**	6,794	6,405
Other charges and fees for customer services	**6,595**	6,605	7,131
Mortgage banking revenue	**3,328**	6,954	7,513
Investment securities gains (losses)	**1,367**	1,296	(768)
Other	**1,342**	510	251
TOTAL NONINTEREST INCOME	**39,329**	39,094	34,534
OPERATING EXPENSES			
Salaries, wages and employee benefits	**57,551**	54,480	54,168
Occupancy	**9,165**	7,921	7,590
Equipment	**8,955**	8,045	8,391
Other	**22,798**	21,477	23,377
TOTAL OPERATING EXPENSES	**98,469**	91,923	93,526
INCOME BEFORE INCOME TAXES	**84,675**	84,109	82,935
Federal income taxes	**27,993**	28,393	27,990
NET INCOME	**$ 56,682**	$ 55,716	$ 54,945
NET INCOME PER SHARE			
Basic	**$ 2.26**	$ 2.24	$ 2.21
Diluted	**2.25**	2.23	2.20
CASH DIVIDENDS PER SHARE	**1.01**	.95	.87

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (In thousands)

	December 31	
	2004	2003
ASSETS		
Cash and demand deposits due from banks	**$ 106,565**	$ 131,184
Federal funds sold	**34,500**	25,900
Interest-bearing deposits with unaffiliated banks	**5,869**	5,107
Investment securities:		
Available for sale (at estimated market value)	**716,757**	728,499
Held to maturity (estimated market value – $177,587 in 2004 and $197,983 in 2003)	**176,517**	193,363
Total investment securities	**893,274**	921,862
Loans	**2,585,585**	2,481,275
Less: Allowance for loan losses	**34,166**	33,179
Net loans	**2,551,419**	2,448,096
Premises and equipment	**47,577**	49,616
Intangible assets	**74,421**	76,846
Accrued income and other assets	**50,500**	50,277
TOTAL ASSETS	**$3,764,125**	$3,708,888
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	**$ 555,287**	$ 532,752
Interest-bearing	**2,308,186**	2,434,484
Total deposits	**2,863,473**	2,967,236
Other borrowings – short term	**101,834**	91,524
Interest payable and other liabilities	**28,986**	36,706
Federal Home Loan Bank borrowings	**284,996**	155,373
Total liabilities	**3,279,289**	3,250,839
Shareholders' equity:		
Common stock, $1 par value		
Authorized – 30,000 shares		
Issued and outstanding – 25,169 shares at December 31, 2004 and 23,801 shares at December 31, 2003	**25,169**	23,801
Surplus	**378,694**	328,774
Retained earnings	**80,266**	94,746
Accumulated other comprehensive income	**707**	10,728
Total shareholders' equity	**484,836**	458,049
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$3,764,125**	$3,708,888

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2004	2003	2002
		(In thousands)	
OPERATING ACTIVITIES			
Net income	**$ 56,682**	$ 55,716	$ 54,945
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**3,819**	2,834	3,765
Gains on sales of loans	**(2,125)**	(6,426)	(7,442)
Proceeds from sales of loans	**158,453**	413,212	506,850
Loans originated for sale	**(153,458)**	(380,325)	(483,384)
Investment securities (gains) losses	**(1,367)**	(1,296)	768
Net loss on sale of other real estate	**363**	112	60
Gain on sale of branch office and insurance book of businesses	**(553)**	-	-
Depreciation of fixed assets	**6,215**	5,461	5,837
Amortization of intangible assets	**3,810**	3,779	4,029
Net amortization of investment securities	**9,449**	12,225	6,350
Mortgage servicing rights impairment provision (recovery)	**(793)**	—	613
Deferred income tax provision	**1,115**	3,292	1,363
Net (increase) decrease in accrued income and other assets	**4,674**	(9,833)	(6,124)
Net increase (decrease) in interest payable and other liabilities	**(5,044)**	2,561	6,584
NET CASH PROVIDED BY OPERATING ACTIVITIES	**81,240**	101,312	94,214
INVESTING ACTIVITIES			
Bank acquisitions, net of cash assumed	**-**	(46,583)	-
Net cash outflow from sale of branch office	**(5,738)**		
Securities available for sale:			
Proceeds from maturities, calls and principal reductions	**247,081**	284,859	271,826
Proceeds from sales	**101,967**	122,673	3,274
Purchases	**(359,687)**	(282,518)	(396,666)
Securities held to maturity:			
Proceeds from maturities, calls and principal reductions	**94,133**	181,113	123,656
Purchases	**(79,022)**	(108,834)	(191,025)
Net (increase) decrease in loans	**(117,998)**	(250,934)	80,311
Proceeds from sales and pay-offs of other real estate and repossessed assets	**6,498**	3,302	1,607
Purchases of premises and equipment, net	**(4,189)**	(9,881)	(5,510)
NET CASH USED IN INVESTING ACTIVITIES	**(116,955)**	(106,803)	(112,527)
FINANCING ACTIVITIES			
Net increase (decrease) in demand deposits, NOW accounts and savings accounts	**(48,614)**	98,241	139,249
Net decrease in time deposits	**(49,085)**	(149,449)	(81,501)
Net increase (decrease) in other borrowings – short term	**10,403**	(23,288)	(14,372)
Increase in Federal Home Loan Bank (FHLB) borrowings	**160,000**	-	-
Repayment of FHLB borrowings	**(30,377)**	(9,020)	(10,500)
Cash dividends paid	**(25,379)**	(23,691)	(21,648)
Proceeds from directors' stock purchase plan	**219**	182	191
Proceeds from exercise of stock options	**3,291**	5,071	512
Repurchases of common stock	**-**	(1,511)	(408)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**20,458**	(103,465)	11,523
DECREASE IN CASH AND CASH EQUIVALENTS	**(15,257)**	(108,956)	(6,790)
Cash and cash equivalents at beginning of year	**162,191**	271,147	277,937
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 146,934**	$ 162,191	$ 271,147
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Interest paid on deposits, FHLB borrowings and other borrowings – short term	**$ 41,566**	$ 46,128	$ 66,394
Federal income taxes paid	**27,540**	23,870	27,925
Loans transferred to other real estate and repossessed assets	**7,986**	4,620	4,885

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

Years Ended December 31, 2004, 2003 and 2002

(In thousands, except per share data)	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCES AT JANUARY 1, 2002	$22,514	$290,656	$64,792	$11,494	$389,456
Stock dividend – 5%	1,128	34,240	(35,368)		
Comprehensive income:					
Net income for 2002			54,945		
Net unrealized gains on securities available for sale, net of tax expense of $3,657				6,792	
Reclassification adjustment for realized net losses included in net income, net of tax benefit of $269				499	
Comprehensive income					62,236
Cash dividends paid of $.87 per share			(21,648)		(21,648)
Shares issued – stock options	50	462			512
Shares issued – directors' stock purchase plan	7	184			191
Repurchase of shares	(15)	(393)			(408)
BALANCES AT DECEMBER 31, 2002	23,684	325,149	62,721	18,785	430,339
Comprehensive income:					
Net income for 2003			55,716		
Net unrealized losses on securities available for sale, net of tax benefit of $3,884				(7,215)	
Reclassification adjustment for realized net gains included in net income, net of tax expense of $454				(842)	
Comprehensive income					47,659
Cash dividends paid of $.95 per share			(23,691)		(23,691)
Shares issued – stock options	162	4,909			5,071
Shares issued – directors' stock purchase plan	7	175			182
Repurchase of shares	(52)	(1,459)			(1,511)
BALANCES AT DECEMBER 31, 2003	**23,801**	**328,774**	**94,746**	**10,728**	**458,049**
Stock dividend – 5%	**1,199**	**44,584**	**(45,783)**		
Comprehensive income:					
Net income for 2004			**56,682**		
Net unrealized losses on securities available for sale, net of tax benefit of $4,918				**(9,132)**	
Reclassification adjustment for realized net gains included in net income, net of tax expense of $478				**(889)**	
Comprehensive income					**46,661**
Cash dividends paid of $1.01 per share			**(25,379)**		**(25,379)**
Shares issued – stock options	**162**	**5,124**			**5,286**
Shares issued – directors' stock purchase plan	**7**	**212**			**219**
BALANCES AT DECEMBER 31, 2004	**$25,169**	**$378,694**	**$80,266**	**$ 707**	**$484,836**

See notes to consolidated financial statements.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Chemical Financial Corporation (the "Corporation") and its subsidiaries conform to United States generally accepted accounting principles and prevailing practices within the banking industry. Management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from these estimates. Significant accounting policies of the Corporation and its subsidiaries are described below:

Basis of Presentation and Principles of Consolidation:
The consolidated financial statements of the Corporation include the accounts of the parent company and its subsidiaries, all of which are wholly-owned. Subsidiaries include Chemical Bank and Trust Company, Chemical Bank Shoreline, Chemical Bank West, CFC Financial Services, Inc. and CFC Title Services, Inc. All significant income and expenses are recorded on the accrual basis. Intercompany accounts and transactions have been eliminated in preparing the consolidated financial statements.

Cash and Cash Equivalents:
For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from unaffiliated banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Investment Securities Available for Sale:
Investment securities available for sale include those securities that might be sold as part of the Corporation's management of interest rate and prepayment risk in response to changes in interest rates or in response to a desire to increase liquidity.

Investment securities available for sale are stated at estimated market value, with the aggregate unrealized gains and losses, net of income taxes, classified as a component of accumulated other comprehensive income. Realized gains and losses from the sale of investment securities available for sale are determined using the specific identification method and are classified as noninterest income in the consolidated statements of income. Unrealized losses on investment securities available for sale are recognized in earnings if the Corporation does not have the ability or intent to hold the security until market recovery or if full collection of the amounts due according to the contractual terms of the security is not expected.

Premiums and discounts on investment securities available for sale, as well as on investment securities held to maturity, are amortized over the estimated lives of the related investment securities.

Investment Securities Held to Maturity:
Designation as an investment security held to maturity is made at the time of acquisition and is based on the Corporation's intent and ability to hold the security to maturity. Investment securities held to maturity are stated at cost, adjusted for the amortization of premium and accretion of discount to maturity.

Loans:
Loans are stated at their principal amount outstanding. Loan origination and commitment points are deferred. The amount deferred is reported as part of loans and is recognized as interest income over the term of the loan as a yield adjustment.

Loan performance is reviewed regularly by loan review personnel, loan officers and senior management. Loan interest income is recognized on the accrual basis. The past-due status of a loan is based on the loan's contractual terms. A loan is placed in the nonaccrual category when principal or interest is past due 90 days or more, unless the loan is both well secured and in the process of collection, or earlier when, in the opinion of management, there is sufficient reason to doubt the collectibility of future principal or interest. Interest previously accrued, but not collected, is reversed and charged against interest income at the time the loan is placed in nonaccrual status. The subsequent recognition of interest income on a nonaccrual loan is then recognized only to the extent cash is received and where future collection of principal is probable. Loans are returned to accrual status when principal and interest payments are brought current and collectibility is no longer in doubt. Interest income on restructured loans is recognized according to the terms of the restructure, subject to the above described nonaccrual policy.

Nonperforming loans are comprised of those loans accounted for on a nonaccrual basis, accruing loans contractually past due 90 days or more as to interest or principal payments, and other loans for which the terms have been restructured to provide for a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower.

All nonaccrual commercial and real estate commercial loans are considered impaired loans by the Corporation. A loan is defined to be impaired when it is probable that payment of principal and interest will not be made in accordance with the contractual terms of the loan agreement. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral, if the loan is collateral dependent. A portion of the allowance for loan losses may be allocated to

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NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

impaired loans. All nonaccrual commercial loans and real estate commercial loans are evaluated individually to determine whether or not an impairment allowance is required.

Allowance for Loan Losses:
The allowance for loan losses (allowance) is maintained at a level that, in management's judgment, is considered to be adequate to provide for loan losses inherent in the loan portfolio. The Corporation maintains formal policies and procedures to monitor and control credit risk. Management's evaluation of the adequacy of the allowance is based on a continuing review of the loan portfolio, actual loan loss experience, risk characteristics of the loan portfolio, the level and composition of nonperforming loans, the financial condition of the borrowers, balance of the loan portfolio, loan growth, economic conditions, employment levels of the Corporation's local markets, and special factors affecting specific business sectors.

In determining the allowance and the related provision for loan losses, the Corporation considers four principal elements: (i) specific allocations based upon probable losses identified during the review of the loan portfolio, (ii) allocations established for adversely-rated commercial and real estate commercial loans, (iii) allocations for all other loans, based principally on historical loan loss experience, and (iv) additional allowances to provide for imprecision in the subjective nature of the specific and general methodology. This analysis considers subjective factors, including local and general economic business factors and trends, changes in the size and/or the general terms of the loan portfolios, changes in loss experience trends, changes in the amount and portfolio percentage of adversely-rated commercial and real estate commercial loans, and changes in the amount and portfolio percentage of past-due loans. Although the Corporation periodically allocates portions of the allowance to specific loans and loan portfolios, the entire allowance is available for any losses that occur. Collection efforts may continue and recoveries may occur after a loan is charged against the allowance.

While the Corporation uses relevant information to recognize losses on loans, additional provisions for related losses may be necessary based on changes in economic conditions, customer circumstances and other credit risk factors.

This evaluation involves a high degree of uncertainty. Loans that are considered uncollectible are charged off and deducted from the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance. The allowance for loan losses is presented as a reserve against loans, while the allowance for losses on lending-related commitments is presented in other liabilities on the balance sheet.

Mortgage Banking Operations:
The origination of mortgage loans is an integral component of the business of the Corporation. The Corporation generally sells its originations of long-term fixed interest rate residential mortgage loans in the secondary market. Gains and losses on the sales of loans are determined using the specific identification method. Long-term fixed interest rate residential mortgage loans originated for sale are generally held for thirty days or less. The Corporation sells mortgage loans in the secondary market on either a servicing retained or released basis. Loans held for sale are carried at the lower of cost or market on an aggregate basis.

The Corporation accounts for mortgage servicing rights in accordance with Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" (SFAS 140). SFAS 140 requires that an asset be recognized for the rights to service mortgage loans, including those rights that are created by the origination of mortgage loans that are sold with the servicing rights retained by the originator. The recognition of the asset results in an increase in the gains recognized upon the sale of the mortgage loans sold. The Corporation amortizes mortgage servicing rights in proportion to, and over the life of, the estimated net future servicing income and performs a periodic evaluation of the fair market value of the mortgage servicing rights. Prepayments of mortgage loans result in increased amortization of mortgage servicing rights as the remaining book value of the mortgage servicing right is expensed at the time of prepayment. Any impairment of mortgage servicing rights is recognized as a valuation allowance, resulting in a reduction of mortgage banking revenue. The valuation allowance is recovered when impairment no longer exists. For purposes of measuring impairment, the Corporation utilizes a third-party modeling software program, which stratifies capitalized mortgage servicing rights by interest rate, term and loan type. Servicing income is recognized in noninterest income when received and expenses are recognized when incurred.

Premises and Equipment:
Premises and equipment are stated at cost less accumulated depreciation. Premises and equipment are depreciated over the estimated useful lives of the assets. Depreciation is computed on the straight-line method. The estimated useful lives are generally 25 to 35 years for buildings and three to ten years for equipment.

A summary of premises and equipment at December 31 follows:

	2004	2003
	(In thousands)	
Bank premises	**$ 67,916**	$ 67,221
Equipment	**35,958**	35,420
	103,874	102,641
Accumulated depreciation	**(56,297)**	(53,025)
Total	**$ 47,577**	$ 49,616

Included in bank premises is a building that the Corporation leases under a fifteen-year capital lease agreement that expires December 31, 2014. The gross amount of this lease was $1.4 million at December 31, 2004 and December 31, 2003. The accumulated amortization was $0.22 million and $0.17 million at December 31, 2004 and 2003, respectively. The following schedule shows the future minimum lease payments together with the present value of this building as of December 31, 2004 (in thousands):

2005	$ 134
2006	150
2007	155
2008	159
Thereafter	1,063
Total minimum lease payments	1,661
Amount representing interest	(486)
Present value of minimum lease payments	$1,175

Other Real Estate:

Other real estate represents properties acquired through foreclosure or by acceptance of a deed in lieu of foreclosure. The carrying values of these properties are periodically evaluated and are adjusted to the lower of cost or fair market value minus estimated costs to sell. Other real estate totaling $6.3 million and $5.6 million at December 31, 2004 and 2003, respectively, is included in other assets in the consolidated statements of financial position.

Intangible Assets:

Intangible assets consist of goodwill, core deposit and other intangibles, and mortgage servicing rights. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (SFAS 142), goodwill is no longer amortized, but is subject to annual impairment tests in accordance with SFAS 142. Other intangible assets continue to be amortized over their useful lives. Core deposit and other intangible assets are amortized over periods ranging from three to fifteen years on a straight-line or accelerated basis, as applicable.

Unconsolidated Investments:

Investments that are not consolidated are accounted for using either the equity method or the cost method. The equity method is used for investments in a corporate joint venture and investments where the Corporation has the ability to exercise significant influence over the investee's operation and financial policies, which is generally presumed to exist if the Corporation owns more than 20% of the voting interest of the investee. Equity method investments are included in "accrued income and other assets" on the consolidated statements of financial position, with income and losses recorded in "equity in earnings of unconsolidated subsidiaries" on the consolidated statements of income. Unconsolidated equity investments that do not meet the criteria to be accounted for under the equity method are accounted for under the cost method. Cost method investments in publicly traded companies are included in "investment securities available for sale" on the consolidated statements of financial position. Cost method investments in non-publicly traded companies are included in "accrued income and other assets" on the consolidated statements of financial position, with income distributions (net of write-downs) recorded in "other" noninterest income on the consolidated statements of income.

Stock Options:

The Corporation periodically grants stock options for a fixed number of shares with an exercise price equal to the market value of the shares on the date of grant. In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), the Corporation accounts for stock option grants under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). Under APB 25, because the exercise prices of the Corporation's employee stock options equal the market prices of the underlying stock at the dates of grant, no compensation expense is recognized at the date of grant. The Corporation has elected to provide pro forma disclosures for net income and earnings per share as if it had adopted the fair value accounting method for stock-based compensation. The stock based compensation plan is described more fully in Note O.

Other Borrowings – Short Term:

Other borrowings – short term consist primarily of securities sold under agreements to repurchase, which represent amounts advanced by customers that are secured by investment securities owned by the Corporation's subsidiary banks, as they are not covered by FDIC insurance. They are treated as debt and are reflected as a liability in the consolidated statements of financial position.

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NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Pension and Postretirement Benefit Plan Actuarial Assumptions:
The Corporation's pension benefit and postretirement benefit obligations and related costs are calculated using actuarial concepts and measurements within the framework of Statement of Financial Accounting Standards No. 87, "Employer's Accounting for Pensions" (SFAS 87) and Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions" (SFAS 106), respectively. Two critical assumptions, the discount rate and the expected return on plan assets, are important elements of expense and/or liability measurement. The Corporation evaluates these critical assumptions annually. Other assumptions involve employee demographic factors such as retirement patterns, mortality, turnover and the rate of compensation increase.

The discount rate enables the Corporation to state expected future benefit payments as a present value on the measurement date. The guideline for setting this rate is a high-quality long-term corporate bond rate. A lower discount rate increases the present value of benefit obligations and increases pension and postretirement benefit expense. The Corporation decreased the discount rate used to determine benefit obligations to 5.75% as of December 31, 2004 from 6.00% as of December 31, 2003 to reflect market interest rate conditions.

To determine the expected long-term rate of return on the plan assets, the Corporation considers the current and expected asset allocation, as well as historical and expected returns on each plan asset class. A lower expected rate of return on pension plan assets will increase pension expense. The long-term expected return on plan assets was 8.00% in both 2004 and 2003, respectively. See Note H to the consolidated financial statements.

Income Taxes:
The Corporation files a consolidated federal income tax return and is responsible for the payment of any tax liability of the consolidated organization. Income tax expense is based on income and expenses, as reported in the consolidated financial statements. When income and expenses are recognized in different periods for tax purposes than for book purposes, applicable deferred taxes are provided for in the consolidated financial statements.

Earnings Per Share:
Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). All earnings per share amounts for all periods presented conform to the requirements of SFAS 128. Basic earnings per share for the Corporation is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share for the Corporation is computed by dividing net income by the sum of the weighted average number of common shares outstanding and the dilutive effect of common stock equivalents outstanding during the period.

The Corporation's common stock equivalents consist of common stock issuable under the assumed exercise of stock options granted under the Corporation's stock option plans, using the treasury stock method. Average common stock equivalents in 2004, 2003 and 2002 were 87,772, 66,053 and 68,626, respectively. The following table summarizes the number of shares used in the denominator of the basic and diluted earnings per share computations for the years ended December 31:

	2004	2003	2002
Denominator for basic earnings per share	**25,130,082**	24,877,785	24,860,454
Denominator for diluted earnings per share	**25,217,854**	24,943,838	24,929,080

Comprehensive Income:
Comprehensive income of the Corporation includes net income and an adjustment to equity for unrealized gains and losses on investment securities available for sale, net of income taxes, as required under Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS 130). The Corporation displays comprehensive income as a component in the consolidated statements of changes in shareholders' equity.

Operating Segment:
It is management's opinion that the Corporation operates in a single operating segment – commercial banking. The Corporation is a financial holding company that operates three commercial banks, a title insurance company and an insurance subsidiary, each as a separate direct subsidiary of the Corporation. The Corporation's three commercial bank subsidiaries operate as community banks and offer a full range of commercial banking and fiduciary products and services to the residents and business customers in their geographical market areas. The products and services offered by the commercial bank subsidiaries are generally consistent throughout the Corporation, as generally is the pricing of these products and services. These services include personal and business checking accounts, savings and individual retirement accounts, time deposit instruments, electronically accessed banking products, residential and commercial real

estate financing, commercial lending, consumer financing, debit cards, safe deposit services, automated teller machines, access to insurance and investment products, money transfer services, corporate and personal trust services and other banking services. Each of the Corporation's commercial bank subsidiaries operates exclusively within the State of Michigan. The marketing of products and services by the Corporation's subsidiary banks is generally uniform, as some of the markets served by the subsidiaries overlap. The distribution of products and services is uniform throughout the Corporation's commercial bank subsidiaries and is achieved primarily through retail branch banking offices, automated teller machines and electronically accessed banking products. The commercial bank subsidiaries are state chartered commercial banks and operate under the same banking regulations.

The Corporation's primary sources of revenues are from its loan products and investment securities.

The following table summarizes the Corporation's revenue from its specific loan products for the years ended December 31:

	2004	2003	2002
		(In thousands)	
Interest income and fee revenue:			
Commercial	**$ 26,418**	$ 21,088	$ 22,706
Real estate construction	**7,249**	6,649	8,070
Real estate commercial	**42,066**	35,173	34,753
Real estate residential	**44,166**	47,289	50,557
Consumer	**32,635**	34,636	39,717
Total	**$152,534**	$144,835	$155,803

Common Stock:
All per share data and share amounts included in the consolidated financial statements and in the related notes thereto have been retroactively adjusted to reflect stock dividends paid on January 28, 2005 and January 24, 2003.

Business Combinations:
In compliance with Statement of Financial Accounting Standards No. 141, "Business Combinations" (SFAS 141), the purchase method of accounting is to be used for all business combinations initiated after June 30, 2001. SFAS 141 includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives continue to be amortized over their estimated useful lives.

Recent Accounting Pronouncements:
In January 2004, the Financial Accounting Standards Board (FASB) issued a FASB Staff Position (FSP), "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," subsequently revised May 12, 2004. The FSP permitted a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") and required certain disclosures pending further consideration of the underlying accounting issues. In accordance with the FSP, the Corporation elected to defer accounting for the effects of the Act. The Act, signed into law by President Bush on December 8, 2003, introduces a prescription drug benefit under Medicare (Medicare Part D). In an effort to dissuade companies from curtailing any existing drug benefits (and thus transferring the liability to the government), the Act provides for the government to pay companies (beginning in 2006) a subsidy of 28% of drug costs between $250 and $5,000, tax-free, if the company provides coverage that is "actuarially equivalent" to the coverage provided under Medicare Part D.

At the time of issuance of the FSP, the detailed regulations necessary to implement the Act had not been issued, including i) the manner in which actuarial equivalency must be determined, and ii) the evidence required to demonstrate actuarial equivalency to the Secretary of Health and Human Services. In addition, the magnitude of the subsidy for a sponsor depends on how many Medicare-eligible retired plan participants choose not to enroll in the voluntary Medicare Part D plan. Further, specific regulations regarding the documentation requirements and payment/reimbursement mechanism for the subsidy are yet to be defined by the appropriate administrative agency.

On May 19, 2004, the FASB issued FSP 106-2, which provides authoritative guidance in the accounting for the federal subsidy resulting from the Act. The Corporation adopted FSP 106-2 effective July 1, 2004. The Corporation's measures of the net periodic postretirement benefit cost do not reflect an amount associated with the federal subsidy because the Corporation, as of December 31, 2004, believed that the benefits provided by the Retiree Plan (see note H) are not actuarially equivalent to Medicare Part D under the Act. The Corporation's postretirement benefits plan may be amended to benefit from the new legislation. The Corporation has determined that the impact of FSP 106-2 is not material to the consolidated statements of financial position and income.

In March 2004, the Emerging Issues Task Force (EITF), a standard setting body working under the FASB, reached a revised consensus on EITF Issue No. 03-1, "The Meaning of Other than Temporary Impairment and its Application to

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NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Certain Investments." The revised consensus contained a model to be used in determining whether an investment is other-than-temporarily impaired and guidance on the recognition of other-than-temporary impairment. The other-than-temporary impairment evaluation and recognition guidance was to be effective on July 1, 2004. In September 2004, the FASB issued FSP EITF Issue No. 03-1-a, which delayed the effective date of the guidance in EITF Issue No. 03-1 related to the evaluation and recognition of impairment on investments. In September 2004, the FASB also issued a proposed FSP which would, if adopted, revise the other-than-temporary impairment guidance contained in EITF Issue No. 03-1. The FASB had not issued final authoritative guidance on this topic at December 31, 2004. When this occurs, the effect of this guidance on the Corporation's financial condition and results of operations, if any, will be determined.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123(R) "Share-Based Payment" (SFAS 123(R)), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS 123(R) supersedes APB Opinion No. 25 "Accounting for Stock Issued to Employees," and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) must be adopted no later than July 1, 2005. Early adoption is permitted in periods in which financial statements have not yet been issued. The Corporation expects to adopt SFAS 123(R) on July 1, 2005.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.
2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

As of December 31, 2004 the Corporation had not determined the method or assumptions that it will use to adopt SFAS 123(R) on July 1, 2005.

As permitted by SFAS 123, the Corporation currently accounts for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS 123(R)'s fair value method will have an impact on the Corporation's consolidated results of operations, although it will have no impact on its overall financial position. The impact of adoption of SFAS 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Corporation adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and earnings per share in Note O to the consolidated financial statements. SFAS 123(R) also requires the benefit of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Corporation cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $609,000, $504,000, and $56,000 in 2004, 2003 and 2002, respectively.

In December 2003, the FASB revised Statement of Financial Accounting Standards No. 132, "Employers' Disclosures about Pension and Other Postretirement Benefits" (SFAS 132). The revision retains the disclosures required by the original SFAS 132 and requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension and postretirement plans. See Note H for the additional pension and other postretirement benefit disclosures. The Corporation adopted the provisions of the revisions as of December 31, 2003.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which provides guidance on how to identify a variable interest entity (VIE), and when the assets, liabilities, noncontrolling interests and results of operations of a VIE need to be included in a company's consolidated financial statements. This interpretation was revised in December 2003 with the issuance of Interpretation No. 46(R), "Consolidation of Variable Interest Entities" (FIN 46(R)). The Corporation adopted the provisions of FIN 46(R) effective December 31, 2003 for all interests held in a VIE.

In general, a VIE is an entity that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If any of these characteristics is present, the entity is subject to a variable interests consolidation model, and consolidation is based on variable interests, not on ownership of the entity's outstanding voting stock. Variable interests are defined as contractual, ownership, or other money interests in an entity that change with fluctuations in the entity's net asset value. The primary beneficiary consolidates the VIE; the primary beneficiary is defined as the enterprise that absorbs a majority of expected losses or receives a majority of residual returns (if the losses or returns occur), or both.

The following provides a summary of the VIE in which the Corporation has a significant interest, and discusses the accounting changes that resulted from the adoption of FIN 46(R).

The Corporation is a significant limited partner in one low income housing tax credit partnership that was acquired in 2001 as part of the merger with Shoreline Financial Corporation (SFC). SFC acquired the limited partnership interest of the low income housing tax credit partnership in 2000. SFC invested in a low income housing tax credit project to promote the revitalization of a low-to-moderate income neighborhood. As a limited partner in this unconsolidated project, the Corporation is allocated tax credits and deductions associated with the underlying project. This entity meets the FIN 46(R) definition of a VIE. As of December 31, 2004, the Corporation is not the primary beneficiary of the VIE it holds an interest in, and therefore the equity investment in the VIE is not consolidated in the financial statements. The low income housing tax credit partnership had approximately $10.4 million in assets at December 31, 2004. Exposure to loss as a result of its involvement with this entity at December 31, 2004 was limited to approximately $2.0 million of book basis of the Corporation's investment, which includes unfunded obligations to this project of $1.6 million. The Corporation's future financial obligation to this project of $1.6 million was recorded as follows: $1.4 million in other liabilities and $0.2 million in FHLB borrowings, assumed by the Corporation on behalf of the project, and recorded as such, at December 31, 2004.

Reclassification:
Certain amounts in the 2003 and 2002 consolidated financial statements and notes thereto have been reclassified to conform with the 2004 presentation. Such reclassifications had no impact on shareholders' equity or net income.

NOTE B – MERGERS AND ACQUISITIONS

During the three years ended December 31, 2004, the Corporation completed the following mergers and acquisitions:

The Corporation acquired Caledonia Financial Corporation (Caledonia), a one-bank holding company headquartered in Caledonia, Michigan, on December 1, 2003. As of that date, Caledonia had total assets of $211 million, net loans of $184 million, total deposits of $171 million and shareholders' equity of $22.3 million. Shareholders of Caledonia received $39.00 cash for each share of Caledonia common stock in a taxable transaction. The total value of the transaction was approximately $56.8 million, of which $52.3 million was paid in cash and $4.5 million represented the value of stock options. The purchase price represented a premium over book value of $34.5 million. The acquisition was accounted for by the purchase method; therefore, the financial results of Caledonia were included from the acquisition date, with no restatement of prior period amounts.

The Corporation continued to operate Caledonia's bank subsidiary, State Bank of Caledonia, with branch offices in Caledonia, Dutton, Middleville and Kalamazoo, as a separate subsidiary until June 2004. At that time, the Corporation restructured the State Bank of Caledonia into two of the Corporation's three existing bank subsidiaries. The branches in Caledonia, Middleville and Dutton became part of Chemical Bank West, headquartered in the Grand Rapids area, and the Kalamazoo branch became a part of Chemical Bank Shoreline, headquartered in Benton Harbor.

On September 30, 2003, the Corporation consolidated CFC Data Corp, its wholly-owned data processing subsidiary, into the parent. The data processing operations are primarily performed for the Corporation's bank subsidiaries.

NOTE C – INVESTMENT SECURITIES

The following is a summary of the amortized cost and estimated market value of investment securities available for sale and investment securities held to maturity at December 31, 2004 and 2003 (in thousands):

Investment Securities Available for Sale:

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and agency securities	$348,746	$1,945	$1,672	$349,019
States and political subdivisions	12,983	553	3	13,533
Mortgage-backed securities	282,908	1,541	2,012	282,437
Collateralized mortgage obligations	1,432	28	1	1,459
Corporate bonds	48,678	230	162	48,746
Total debt securities	694,747	4,297	3,850	695,194
Equity securities	20,921	642	–	21,563
Total	$715,668	$4,939	$3,850	$716,757

December 31, 2003	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and agency securities	$463,448	$11,041	$210	$474,279
States and political subdivisions	18,214	808	–	19,022
Mortgage-backed securities	124,910	1,958	102	126,766
Collateralized mortgage obligations	1,938	58	1	1,995
Corporate bonds	81,080	1,787	2	82,865
Total debt securities	689,590	15,652	315	704,927
Equity securities	22,404	1,212	44	23,572
Total	$711,994	$16,864	$359	$728,499

Investment Securities Held to Maturity:

December 31, 2004	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury and agency securities	$141,622	$ 553	$534	$141,641
States and political subdivisions	31,221	961	18	32,164
Mortgage-backed securities	1,419	108	–	1,527
Other debt securities	2,255	–	–	2,255
Total	$176,517	$1,622	$552	$177,587
December 31, 2003				
U.S. Treasury and agency securities	$153,585	$2,960	$ 5	$156,540
States and political subdivisions	34,233	1,425	–	35,658
Mortgage-backed securities	2,619	239	–	2,858
Other debt securities	2,926	1	–	2,927
Total	$193,363	$4,625	$ 5	$197,983

The amortized cost and estimated market value of debt and equity securities at December 31, 2004, by contractual maturity for both available for sale and held to maturity investment securities follows:

Investment Securities Available for Sale:

	December 31, 2004	
	Amortized Cost	Estimated Market Value
	(In thousands)	
Due in one year or less	$178,137	$179,751
Due after one year through five years	221,293	220,123
Due after five years through ten years	9,513	9,882
Due after ten years	1,464	1,542
Mortgage-backed securities	282,908	282,437
Collateralized mortgage obligations	1,432	1,459
Equity securities	20,921	21,563
Total	$715,668	$716,757

Investment Securities Held to Maturity:

	December 31, 2004	
	Amortized Cost	Estimated Market Value
	(In thousands)	
Due in one year or less	$ 69,713	$ 69,889
Due after one year through five years	92,177	92,479
Due after five years through ten years	7,499	7,864
Due after ten years	5,709	5,828
Mortgage-backed securities	1,419	1,527
Total	$176,517	$177,587

Investment securities with a book value of $362.6 million at December 31, 2004 were pledged to collateralize public fund deposits and for other purposes as required by law; at December 31, 2003, the corresponding amount was $343.4 million.

The Corporation recognized net gains on investment securities of $1.37 million during 2004, net gains of $1.30 million in 2003 and net losses of $0.77 million in 2002. During 2002, the Corporation recorded a $0.47 million write-down to market value relating to certain equity securities, as part of its total net investment securities losses of $0.77 million, as the Corporation projected that the decline in the market value of these securities was "other than temporary." The equity securities were sold in 2004 at a book gain of $0.61 million. The equity securities portfolio at December 31, 2004 consisted of $1.6 million of common and preferred stocks of various publicly and non-publicly traded entities, $18.7 million of Federal Home Loan Bank stock and $1.3 million of Federal Reserve Bank stock.

An analysis is performed quarterly by the Corporation to determine whether unrealized losses in its investment securities portfolio are temporary or other-than-temporary. The Corporation reviews factors such as financial statements, credit ratings, news releases and other pertinent information of the underlying issuer or company to make its determination. Management does not believe any individual unrealized loss as of December 31, 2004 represents an other-than-temporary impairment. Management believes that the unrealized losses on investment securities are temporary in nature and due primarily to changes in interest rates and not as a result of credit related issues. The Corporation has both the intent and ability to hold the securities described in the previous table to maturity or until such time as the unrealized losses reverse.

The Corporation did not have a trading portfolio during the three years ended December 31, 2004.

The following table presents the age of gross unrealized losses and estimated market value by investment category.

	December 31, 2004					
	Less Than 12 Months		12 Months or More		Total	
	Estimated Gross Market Value	Estimated Gross Unrealized Losses	Estimated Gross Market Value	Estimated Gross Unrealized Losses	Estimated Gross Market Value	Estimated Gross Unrealized Losses
	(In thousands)					
U.S. Treasury and agency securities	$207,352	$1,731	$32,032	$475	$239,384	$2,206
States and political subdivisions	3,062	21	–	–	3,062	21
Mortgage-backed securities	190,999	1,987	6,357	25	197,356	2,012
Collateralized mortgage obligations	182	1	265	–	447	1
Corporate bonds	17,505	147	1,132	15	18,637	162
Equity securities	–	–	–	–	–	–
Total	$419,100	$3,887	$39,786	$515	$458,886	$4,402

NOTE D – SECONDARY MARKET MORTGAGE ACTIVITY

For the three years ended December 31, 2004, activity for capitalized mortgage servicing rights was as follows (in thousands):

	2004	2003	2002
Mortgage Servicing Rights:			
Beginning of year	**$ 3,264**	$ 2,495	$ 2,844
Additions	**677**	1,960	2,340
Addition from bank acquisition	**–**	705	–
Amortization	**(1,537)**	(1,896)	(2,076)
Impairment (provision) recovery	**793**	–	(613)
End of year	**$ 3,197**	$ 3,264	$ 2,495
Loans sold and serviced that have servicing rights capitalized	**$596,390**	$633,029	$543,255

The Corporation assumed $114 million of loans serviced for others in the Caledonia acquisition during 2003.

The activity in the valuation allowance for capitalized mortgage servicing rights during the three years ended December 31, 2004 follows (in thousands):

	2004	2003	2002
Valuation allowance, beginning of year	**$ 793**	$793	$180
Impairment provision	**–**	–	613
Impairment recovery	**(793)**	–	–
Valuation allowance, end of year	**$ –**	$793	$793

The fair value of mortgage servicing rights (MSRs) was estimated by calculating the present value of estimated future net servicing cash flows, taking into consideration the expected prepayment rates, discount rates, servicing costs and other economic factors which are based on current market conditions. The prepayment speed and the discount rate are the most significant factors affecting the MSR valuation. Increases in mortgage loan prepayments reduce estimated future net servicing cash flows because the life of the underlying loan is reduced. Expected loan prepayment rates are validated by a third-party model. At December 31, 2004, the weighted average constant prepayment rate used was 17% and the discount rate was 8%.

During 2004 and 2003, the Corporation did not record an impairment provision as there was no decline in the estimated fair value of MSRs compared to the recorded book value. During 2004, the Corporation recovered the impairment valuation allowance of $.79 million, as the estimated fair value of the MSRs at December 31, 2004 exceeded the book value (original cost less accumulated amortization) of MSRs. An impairment provision of $0.61 million was recorded in 2002. The impairment provision in 2002 reduced mortgage banking revenue shown on the consolidated statements of income. The decline in the estimated fair value of MSRs in 2002 was due to the decline in overall market interest rates of residential mortgages and the corresponding increase in prepayments of loans serviced for others.

NOTE E – LOANS

The following summarizes loans as of December 31:

	2004	2003
	(In thousands)	
Commercial	**$ 468,970**	$ 405,929
Real estate construction	**120,900**	138,280
Real estate commercial	**697,779**	628,815
Real estate residential	**760,834**	767,199
Consumer	**537,102**	541,052
Total loans	**$2,585,585**	$2,481,275

The Corporation's subsidiary banks have extended loans to its directors, executive officers and their affiliates. The loans were made in the ordinary course of business upon normal terms, including collateralization and interest rates prevailing at the time and did not involve more than the normal risk of repayment by the borrower or present other unfavorable features. The aggregate loans outstanding to the directors, executive officers and their affiliates totaled approximately $42.6 million at December 31, 2004 and $45.5 million at December 31, 2003. During 2004, there were approximately $26.4 million of new loans and other additions, while repayments and other reductions totaled approximately $29.3 million.

Loans held for sale were $2.1 million at December 31, 2004, $4.9 million at December 31, 2003 and $31.4 million at December 31, 2002. The higher amount of loans held for sale at the end of 2002 was attributable to the significant decline in overall market interest rates at the end of 2002, resulting in a historically high level of refinance volume as of that date.

Changes in the allowance for loan losses were as follows for the years ended December 31:

	2004	2003	2002
		(In thousands)	
Balance at beginning of year	**$33,179**	$30,672	$30,994
Loan charge-offs	**(3,963)**	(4,071)	(4,830)
Loan recoveries	**1,131**	719	743
Net loan charge-offs	**(2,832)**	(3,352)	(4,087)
Provision for loan losses	**3,819**	2,834	3,765
Allowance of bank acquired	–	3,025	–
Balance at end of year	**$34,166**	$33,179	$30,672

A summary of nonperforming loans at December 31 follows:

	2004	2003	2002
		(In thousands)	
Nonaccrual loans	**$ 8,397**	$ 6,691	$4,859
Accruing loans contractually past due 90 days or more as to interest or principal payments	**1,653**	4,656	2,422
Total nonperforming loans	**$10,050**	$11,347	$7,281

Interest income totaling $340,000 was recorded on nonaccrual loans in 2004 compared to $218,000 in 2003 and $135,000 in 2002.

A summary of impaired loans and related valuation allowance follows:

	Impaired Loans			Valuation Allowance		
	2004	2003	2002	**2004**	2003	2002
			(In thousands)			
Balances – December 31:						
Impaired loans with valuation allowance	**$ 804**	$1,107	$1,046	**$379**	$798	$300
Impaired loans with no valuation allowance	**3,762**	4,344	1,301	**–**	–	–
Total impaired loans	**$4,566**	$5,451	$2,347	**$379**	$798	$300
Average balance of impaired loans during the year	**$4,237**	$3,819	$6,410			

NOTE F – DEPOSITS

A summary of deposits follows:

	December 31 2004	2003
	(In thousands)	
Noninterest-bearing demand	**$ 555,287**	$ 532,752
Interest-bearing demand	**517,409**	537,342
Savings	**928,026**	983,085
Time deposits over $100,000	**218,232**	169,707
Other time deposits	**644,519**	744,350
Total	**$2,863,473**	$2,967,236

Excluded from total deposits are demand deposit account overdrafts, which have been reclassified as loans. At December 31, 2004 and 2003, these overdrafts totaled $2.8 million and $2.6 million, respectively. Time deposits with remaining maturities of one year or more were $319.3 million at December 31, 2004. The maturities of these time deposits are as follows: $141.8 million in 2006, $104.5 million in 2007, $57.6 million in 2008, $2.9 million in 2009 and $12.5 million thereafter.

NOTE G – FEDERAL INCOME TAXES

The provision for federal income taxes is less than that computed by applying the federal statutory income tax rate of 35%, primarily due to tax-exempt interest on investment securities and loans, as shown in the following analysis for the years ended December 31:

	2004	2003	2002
		(In thousands)	
Tax at statutory rate	**$29,636**	$29,438	$29,027
Changes resulting from:			
Tax-exempt interest income	**(876)**	(954)	(1,228)
Other, net	**(767)**	(91)	191
Total federal income tax expense	**$27,993**	$28,393	$27,990

The provision for federal income taxes consisted of the following for the years ended December 31:

	2004	2003	2002
		(In thousands)	
Current	**$26,878**	$25,101	$26,627
Deferred	**1,115**	3,292	1,363
Total	**$27,993**	$28,393	$27,990

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant temporary differences that comprise the deferred tax assets and liabilities of the Corporation were as follows as of December 31:

	2004	2003
	(In thousands)	
Deferred tax assets:		
Allowance for loan losses	**$11,579**	$11,163
Accrued expenses	**2,204**	2,000
Investment securities marked to market	**389**	769
Other	**1,670**	2,498
Total deferred tax assets	**15,842**	16,430
Deferred tax liabilities:		
Investment securities available for sale	**381**	5,776
Premises and equipment	**1,237**	1,180
Employee benefit plans	**1,034**	644
Mortgage servicing rights	**1,119**	1,142
Goodwill	**1,278**	1,025
Other	**925**	1,080
Total deferred tax liabilities	**5,974**	10,847
Net deferred tax assets	**$ 9,868**	$ 5,583

Federal income tax expense (benefit) applicable to gains (losses) on investment securities transactions was $0.26 million in 2004, $0.47 million in 2003 and $(0.1) million in 2002, and is included in federal income taxes on the consolidated statements of income.

NOTE H – PENSION AND POSTRETIREMENT BENEFITS

The Corporation has one noncontributory defined benefit pension plan ("Plan") covering the majority of its employees. Normal retirement benefits of the Plan are based on years of service and the employee's average annual pay for the five highest consecutive years during the ten years preceding retirement under the Plan. Contributions are intended to provide not only for benefits attributed to service-to-date, but also for those expected to be earned in the future.

The assets of the Plan are invested by the Trust and Investment Management Services Department of the Corporation's bank subsidiary, Chemical Bank and Trust Company. The investment policy and allocation of the assets of the Pension Trust were approved by the Pension Committee of the Board of Directors of the Corporation.

The assets of the Plan are invested in a diversified portfolio of U.S. Government Treasury notes, U.S. Government agency notes and high quality corporate bonds and equity securities, primarily blue chip stocks. The notes and the bonds purchased are rated A or better by the major bond rating companies and mature within five years from the date of purchase. The stocks are diversified among the major economic sectors of the market and are selected based on balance sheet strength, expected earnings growth, the management team, and position within their industries, among other characteristics.

The Plan's asset allocations at December 31, 2004 and 2003, by asset category, were as follows:

Asset Category	Plan Assets at December 31 2004	2003
Equity securities	**67.2%**	68.4%
Debt securities	**28.7**	30.2
Other	**4.1**	1.4
Total	**100%**	100%

As of December 31, 2004, based upon current market conditions, the Corporation's strategy was to maintain equity securities between 60% and 70% of total Plan assets, and the "Other" category was expected to be maintained at less than 10% of total Plan assets. As of December 31, 2004 and December 31, 2003, equity securities included 211,395 shares of the Corporation's common stock. During 2004, $0.2 million in cash dividends were paid on the Corporation's common stock held by the Plan. The market value of the Corporation's common stock held in the Plan was $8.6 million at December 31, 2004 and $7.3 million at December 31, 2003, and represented 11.9% and 11.4%, respectively, of total Plan assets as of these dates.

The measurement date used to determine both pension and other postretirement benefit amounts disclosed herein was December 31 of each year.

The following table sets forth the changes in the benefit obligation and plan assets of the Plan:

	2004	2003
	(In thousands)	
Projected benefit obligation:		
Benefit obligation at beginning of year	**$69,906**	$60,019
Service cost	**4,510**	3,643
Interest cost	**4,135**	3,841
Net actuarial loss	**(313)**	4,924
Benefits paid	**(2,197)**	(2,521)
Benefit obligation at end of year	**$76,041**	$69,906
Fair value of plan assets:		
Beginning fair value	**$64,434**	$49,969
Actual return on plan assets	**5,066**	8,902
Employer contributions	**4,634**	8,084
Benefits paid	**(2,197)**	(2,521)
Fair value of plan assets at end of year	**$71,937**	$64,434
Funded status of the plan	**$ (4,104)**	$ (5,472)
Unrecognized net actuarial loss	**16,078**	16,419
Unrecognized prior service benefit	**(172)**	(220)
Prepaid benefit cost	**$11,802**	$10,727

The Corporation's accumulated benefit obligation as of December 31, 2004 and 2003 was $58.9 million and $54.1 million, respectively.

During 2004, the Corporation contributed $4.6 million to the Plan. The Corporation has historically contributed the maximum amount deductible under Internal Revenue Service regulations to the Plan. The 2005 maximum deductible Plan contribution was estimated at $5.3 million. As of December 31, 2004, based upon the estimate, the Corporation anticipated making the maximum deductible contribution in 2005.

Weighted-average rate assumptions as of December 31 follow:

	2004	2003	2002
Discount rate used in determining benefit obligations	**5.75%**	6.00%	6.50%
Discount rate used in determining pension expense	**6.00%**	6.50%	7.00%
Expected long-term return on Plan assets	**8.00%**	8.00%	8.00%
Rate of compensation increase	**5.00%**	5.00%	5.00%

Net periodic pension cost of the Plan consisted of the following for the years ended December 31:

	2004	2003	2002
		(In thousands)	
Service cost	**$ 4,510**	$ 3,643	$ 3,065
Interest cost	**4,135**	3,841	3,503
Expected return on Plan assets	**(5,422)**	(4,973)	(4,409)
Amortization of transition amount	**–**	(11)	(15)
Amortization of prior service benefit	**(36)**	(46)	(55)
Amortization of unrecognized net loss	**372**	—	—
Pension expense	**$ 3,559**	$ 2,454	$ 2,089

The following table presents estimated future Plan benefit payments (in thousands):

2005	$ 2,163
2006	2,490
2007	2,736
2008	3,076
2009	3,353
2010 – 2014	22,706
Total	$36,524

Other Employee Benefit Plans:

The Corporation maintains a 401(k) Savings Plan with an employer match. The Corporation matches 50% of the participants' elective deferrals on the first 4% of the participants' compensation. Expense under the 401(k) Savings Plan was $0.52 million in 2004 and 2003 and $0.48 million in 2002.

The Corporation has a postretirement benefit plan that provides medical benefits, and dental benefits through age 65, to a small portion of its employees, to employees who retired through December 31, 2001, and others who are provided eligibility via acquisitions. Through December 31,

continued on next page

NOTE H – PENSION AND POSTRETIREMENT BENEFITS (CONTINUED)

2001, eligibility for such benefits was age 55 with at least ten years of service with the Corporation. Effective January 1, 2002, the Corporation adopted a revised retiree medical program ("Retiree Plan"), which substantially reduced the future obligation of the Corporation for retiree medical and dental costs. Retirees and certain employees that met age and service requirements as of December 31, 2001 were grandfathered under the Retiree Plan. As of December 31, 2004, the Retiree Plan included 44 employees that are in the grandfathered group, and 121 retirees. Retirees are required to make contributions toward the cost of their benefits based on their years of credited service and age at retirement. Retiree contributions are generally adjusted annually. The accounting for these postretirement benefits anticipates changes in future cost-sharing features such as retiree contributions, deductibles, copayments and coinsurance. The Corporation reserves the right to amend, modify or terminate these benefits at any time. Employees who retire at age 55 or older and have at least ten years of service with the Corporation are provided access to the group health insurance coverage for themselves and their spouses. There is no employer subsidy. These employees are not considered eligible to participate in the Retiree Plan.

The following table sets forth changes in the Corporation's postretirement benefit obligation:

	2004	2003
	(In thousands)	
Accumulated postretirement benefit obligation:		
Benefit obligation at beginning of year	**$ 5,722**	$ 4,140
Service cost	**30**	22
Interest cost	**316**	261
Net actuarial (gain) loss	**(457)**	1,212
Increase due to bank acquisition	**–**	326
Benefits paid, net of retiree contributions	**(283)**	(239)
Benefit obligation at end of year	**$ 5,328**	$ 5,722
Unfunded status of the plan	**$ 5,328**	$ 5,722
Unrecognized net actuarial loss	**(1,659)**	(2,440)
Unrecognized prior service credit	**2,571**	2,895
Accrued postretirement benefit cost	**$ 6,240**	$ 6,177

Net periodic postretirement benefit cost consisted of the following for the years ended December 31:

	2004	2003	2002
	(In thousands)		
Service cost	**$ 30**	$ 22	$ 22
Interest cost	**316**	261	275
Amortization of prior service credit	**(324)**	(324)	(324)
Amortization of unrecognized net loss	**324**	167	231
Net periodic postretirement benefit cost	**$ 346**	$ 126	$ 204

Estimated Future Benefit Payments

The following table presents estimated future Retiree Plan benefit payments (in thousands):

2005	$ 302
2006	324
2007	343
2008	358
2009	370
2010 – 2014	1,900
Total	$3,597

Weighted-average rate assumptions as of December 31 follow:

	2004	2003	2002
Discount rate used in determining the accumulated postretirement benefit obligation	**5.75%**	6.00%	6.50%
Discount rate used in determining periodic postretirement benefit cost	**6.00%**	6.50%	7.00%
Year 1 increase in cost of postretirement benefits	**10.00%**	8.33%	9.00%

For measurement purposes, the annual rates of increase in the per capita cost of covered health care benefits and dental benefits for 2005 were each assumed at 10.0%. These rates were assumed to decrease gradually to 5% in 2009 and remain at that level thereafter.

Assumptions:

Certain actuarial assumptions, such as the discount rate, long-term rate of return on plan assets and the health care cost trend rates have a significant effect on the amounts reported for net periodic pension and postretirement medical benefit expense, as well as the respective benefit obligation amounts.

Discount rate – The assumed discount rate for the pension plan and the postretirement benefit plan was determined based upon the market rates for high-quality fixed income investments based on a long-term high quality corporate bond index rate through December 31, 2003. As of December 31, 2004, the Corporation utilized the results from a bond matching technique to match cash flows of the Plan against both a bond portfolio derived from the S&P bond database of AA or better bonds and the Citigroup Pension Discount Curve to determine the discount rate. For 2005, the discount rate was decreased twenty-five basis points to 5.75% to reflect market interest rate conditions.

Long-term return on plan assets – The assumed rate of return on plan assets represents an estimate of long-term returns on an investment portfolio consisting primarily of equities and fixed income investments. When determining the expected long-term return on plan assets, the

Corporation considers long-term rates of return on the asset classes in which the Corporation expects the pension funds to be invested. The expected long-term rate of return is based on both historical and forecasted returns of the overall stock and bond markets and the actual portfolio. The following rates of return by asset class were considered in setting the long-term return on assets assumption:

Equity securities	9% – 10%
Debt securities	5% – 7%
Other	3% – 5%

The long-term return on assets is used to compute the subsequent year's expected return on assets, using the "market-related value" of Plan assets. The difference between the expected return on Plan assets and the actual return on Plan assets during the year are either asset gains or losses, which are deferred and amortized over future periods.

Health care and dental cost trend rate – The Corporation reviews external data and its own historical trends for health care and dental costs to determine the health care and dental cost trend rates for the postretirement medical benefit plan. For 2005, a 10.0% annual rate of increase was assumed in the per capita cost of covered health care and dental claims with the rate decreasing in even increments over five years until reaching 5.0%.

The assumed health care and dental cost trend rates could have a significant effect on the amounts reported. A one percentage-point change in these rates would have had the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
	(In thousands)	
Effect on total of service and interest cost components in 2004	$ 38	$ (27)
Effect on postretirement benefit obligation as of December 31, 2004	$610	$(500)

NOTE I – OTHER BORROWINGS – SHORT TERM

	2004	2003	2002
	(Dollars in thousands)		
Balance at December 31	**$101,834**	$91,524	$104,212
Maximum outstanding at any month end	**101,834**	93,447	131,183
Average amount outstanding	**90,016**	86,604	108,469
Weighted average interest rate of average amount outstanding	**.65%**	.62%	.89%
Weighted average interest rate at December 31 for amounts outstanding at December 31	**1.10%**	.42%	.72%

The carrying value of investment securities securing repurchase agreements as of December 31, 2004, 2003 and 2002 were $119.6 million, $104.8 million and $97.0 million, respectively.

NOTE J – FEDERAL HOME LOAN BANK BORROWINGS

Borrowings from the Federal Home Loan Bank of Indianapolis ("FHLB") consisted of the following:

	December 31 **2004**	2003
	(In thousands)	
Fixed-rate advances; with maturities from February 2005 through May 2009, rates ranging from 1.51% – 6.40% and a weighted average rate of 2.39% at December 31, 2004	**$171,996**	$ 39,373
Convertible fixed-rate advances; with maturities from June 2005 through February 2011, rates ranging from 4.49% – 6.75% and a weighted average rate of 5.56% at December 31, 2004	**113,000**	116,000
Total	**$284,996**	$155,373

For the convertible fixed-rate advances, the FHLB has the option to convert the advance to a variable rate beginning one, two or five years after the origination date depending on the advance, and quarterly thereafter. The Corporation has the option to prepay, without penalty, an FHLB convertible fixed-rate advance when the FHLB exercises its option to convert it to a variable-rate advance. During 2004, the FHLB did not exercise this option on any advance. Prepayments of both fixed-rate and convertible fixed-rate advances are subject to prepayment penalties under the provisions and conditions of the credit policy of the FHLB. The Corporation did not incur any prepayment penalties for 2004, 2003 or 2002.

The FHLB borrowings are collateralized by a blanket lien on qualified one- to four-family residential mortgage loans. The carrying value of these loans was $695 million, which represents a total borrowing capacity based on collateral of $479 million. Therefore, the Corporation's additional borrowing availability through the FHLB at December 31, 2004 under the blanket lien agreement was $194 million.

continued on next page

NOTE J – FEDERAL HOME LOAN BANK BORROWINGS (CONTINUED)

At year-end 2004, scheduled principal reductions on these advances were as follows (in thousands):

2005	$123,232
2006	78,692
2007	10,023
2008	30,024
2009	25
Thereafter	43,000
Total	$284,996

NOTE K – RESTRICTED ASSETS AND DIVIDEND LIMITATIONS OF SUBSIDIARY BANKS

Banking regulations require that banks maintain cash reserve balances in vault cash, with the Federal Reserve Bank, or with certain other qualifying banks. The aggregate average amount of such legal balances required to be maintained by the Corporation's subsidiary banks was $24.8 million during 2004 and $23.9 million during 2003. During 2004 the Corporation's subsidiary banks satisfied their legal reserve requirements almost entirely by maintaining vault cash balances in excess of legal reserve requirements. The Corporation's subsidiary banks generally do not maintain compensating balances with correspondent banks.

Federal and state banking regulations place certain restrictions on the transfer of assets in the form of dividends, loans or advances from the bank subsidiaries to the Corporation. At December 31, 2004, substantially all of the assets of the bank subsidiaries were restricted from transfer to the Corporation in the form of loans or advances. Dividends from its bank subsidiaries are the principal source of funds for the Corporation. Under the most restrictive of these regulations, the aggregate amount of dividends that can be paid by the Corporation's bank subsidiaries to the parent company, without obtaining prior approval from bank regulatory agencies, was $87.1 million as of January 1, 2005. Dividends paid to the Corporation by its banking subsidiaries totaled $37.6 million in 2004, $56.1 million in 2003 and $25.6 million in 2002. In addition to the statutory limits, the Corporation also considers the overall financial and capital position of each subsidiary prior to making any cash dividend decisions.

NOTE L – CAPITAL

The Corporation and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Under these capital requirements, the subsidiary banks must meet specific capital guidelines that involve quantitative measures of assets and certain off-balance sheet items as calculated under regulatory accounting practices. In addition, capital amounts and classifications are subject to qualitative judgments by the regulators. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements.

Quantitative measures established by regulation to ensure capital adequacy require minimum ratios of Tier 1 capital to average assets (Leverage Ratio), and of Tier 1 and Total capital to risk-weighted assets. These capital guidelines assign risk weights to on- and off-balance sheet items in arriving at total risk-weighted assets. Minimum capital levels are based upon perceived risk of various asset categories and certain off-balance sheet instruments.

At December 31, 2004 and 2003, the Corporation's and each of its bank subsidiaries' capital ratios exceeded the quantitative capital ratios required for an institution to be considered "well-capitalized." Significant factors that may affect capital adequacy include, but are not limited to, a disproportionate growth in assets versus capital and a change in mix or credit quality of assets.

The table below compares the Corporation's and each of its bank subsidiaries' actual capital amounts and ratios with the quantitative measures established by regulation to ensure capital adequacy at December 31, 2004.

Capital Analysis

	December 31, 2004					
			Risk-Based Capital			
	Leverage		Tier 1		Total	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in millions)			
Corporation's capital	$413	11%	$413	16%	$445	17%
Required capital – minimum	113	3	102	4	204	8
Required capital – "well capitalized" definition	188	5	153	6	255	10
Chemical Bank and Trust Company's capital	187	11	187	19	199	20
Required capital – minimum	50	3	40	4	79	8
Required capital – "well capitalized" definition	83	5	59	6	99	10
Chemical Bank Shoreline's capital	119	10	119	13	130	14
Required capital – minimum	38	3	36	4	73	8
Required capital – "well capitalized" definition	63	5	55	6	91	10
Chemical Bank West's capital	81	10	81	13	89	14
Required capital – minimum	25	3	26	4	51	8
Required capital – "well capitalized" definition	42	5	38	6	64	10

NOTE M – GOODWILL

Goodwill was $63.3 million at December 31, 2004 and 2003. The Corporation's goodwill impairment review is performed annually by management and is additionally reviewed by an independent third party appraisal firm. The income approach methodology was utilized by the appraisal firm to estimate the value of the Corporation's goodwill. The income approach quantifies the present value of future economic benefits by capitalizing or discounting the cash flows of a business. This approach considers projected dividends, earnings, dividend paying capacity and future residual value. Based on the results of these valuations, the Corporation's goodwill was not impaired at December 31, 2004 and 2003.

NOTE N – ACQUIRED INTANGIBLE ASSETS

The following tables set forth the carrying amount, accumulated amortization and amortization expense of acquired intangible assets (in thousands):

	December 31, 2004			
	Original Amount	**Accumulated Amortization**	**Other Reduction**	**Carrying Amount**
Core deposit intangibles	**$19,269**	**$11,762**	**—**	**$7,507**
Other	**865**	**356**	**85**	**424**

	December 31, 2003		
	Original Amount	Accumulated Amortization	Carrying Amount
Core deposit intangibles	$19,269	$9,773	$9,496
Other	865	72	793

There were no additions of acquired intangible assets during 2004. During 2004, the Corporation sold its insurance agency book of business that resulted in the write-off of the remaining intangible asset applicable to this book of business of $85 thousand.

Amortization expense for the years ended December 31, follows:

2004	**$2,273**
2003	1,883

Estimated amortization expense for the years ended December 31 follows:

2005	$2,101
2006	1,886
2007	1,635
2008	1,292
2009	1,016

NOTE O – STOCK OPTIONS

The Corporation's stock option plans provide for grants of stock options, incentive stock options, stock appreciation rights, or a combination thereof. At December 31, 2004, there were a total of 173,718 shares available for future awards under the Corporation's 1997 plan. The plan provides that the option price shall not be less than the fair market value of common stock at the date of grant, options become exercisable as specified in the option agreement governing the option as determined by the Compensation Committee of the board of directors and all awards expire no later than ten years and one day after the date of grant. The Corporation does not record expense as a result of the grant or exercise of stock options.

Options granted may include a stock appreciation right that entitles the grantee to receive cash or a number of shares of common stock without payment to the Corporation. A stock appreciation right is calculated by the difference between the option price and the market price of the total number of shares in the option at the time of exercise of the stock appreciation right. As of December 31, 2004, there were no outstanding options with stock appreciation rights.

The activity in the Corporation's stock option plans during the three years ended December 31, 2004, was as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding – January 1, 2002	547,735	$21.91
Activity during 2002:		
Granted	73,426	27.78
Exercised	(81,987)	14.90
Cancelled	(13,358)	23.48
Outstanding – December 31, 2002	525,816	23.78
Activity during 2003:		
Granted	87,465	35.67
Issued in bank acquisition	244,131	15.88
Exercised	(211,236)	17.98
Cancelled	(7,656)	25.24
Outstanding – December 31, 2003	638,520	24.26
Activity during 2004:		
Granted	**188,738**	**39.69**
Exercised	**(195,695)**	**18.57**
Cancelled	**(5,548)**	**22.15**
Outstanding – December 31, 2004	**626,015**	**$30.73**

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding				**Options Exercisable**	
Number Outstanding	**Weighted Average Exercise Price**	**Average Life(a)**	**Range of Exercise Prices**	**Number Exercisable**	**Weighted Average Exercise Price**
19,957	**$14.84**	**4.09**	**$13.54 – 15.81**	**19,957**	**$14.84**
7,850	**17.11**	**7.20**	**17.02 – 17.12**	**7,850**	**17.11**
125,407	**22.54**	**3.62**	**21.64 – 25.62**	**119,966**	**21.52**
197,911	**27.35**	**5.39**	**26.17 – 27.78**	**184,350**	**25.45**
274,890	**38.43**	**9.64**	**35.67 – 39.69**	**67,095**	**35.67**
626,015	**$30.73**	**6.88**	**$13.54 – 39.69**	**399,218**	**$26.45**

(a) Weighted average remaining contractual life in years

The Corporation does not recognize compensation cost in accounting for awards of options under its stock option plans. If the Corporation had elected to recognize compensation cost for options granted in 2004, 2003 and

2002, based on the fair value of the options granted at the grant date, net income and earnings per share would have been reduced to the pro forma amounts indicated below (in thousands, except per share amounts):

	2004	2003	2002
Net income – as reported	**$56,682**	$55,716	$54,945
Proforma stock-based employee compensation cost, net of tax	**552**	281	186
Net income – pro forma	**56,130**	55,435	54,759
Basic earnings per share – as reported	**2.26**	2.24	2.21
Basic earnings per share – pro forma	**2.24**	2.23	2.20
Diluted earnings per share – as reported	**2.25**	2.23	2.20
Diluted earnings per share – pro forma	**2.23**	2.22	2.20

The weighted average fair values of options granted during 2004, 2003 and 2002 were $11.53, $10.79 and $7.13 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2004	2003	2002
Expected dividend yield	**2.50%**	3.00%	3.20%
Expected stock volatility	**32.60%**	33.70%	32.70%
Risk-free interest rate	**3.14%**	4.00%	3.03%
Expected life of options – in years	**7.00**	7.80	6.50

Because of the unpredictability of the assumptions required, the Black-Scholes model, or any other valuation model, is incapable of accurately predicting the Corporation's stock price or of placing an accurate present value on options to purchase its stock. In addition, the Black-Scholes model was designed to approximate value for types of options that are very different from those issued by the Corporation. In spite of any theoretical value which may be placed on a stock option grant, no value is possible under options issued by the Corporation without an increase in the market value of the Corporation's stock.

NOTE P – COMMITMENTS AND OTHER MATTERS

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan contract. Commitments generally have fixed expiration dates or other termination clauses. Historically, the majority of the commitments of the Corporation's subsidiaries have not been drawn upon and, therefore, may not represent future cash requirements. Standby letters of credit are conditional commitments issued generally by the Corporation's subsidiaries to guarantee the performance of a customer to a third party. Both arrangements have credit risk essentially the same as that involved in making loans to customers and are subject to the Corporation's normal credit policies. Collateral obtained upon exercise of commitments is determined using management's credit evaluation of the borrowers and may include real estate, business assets, deposits and other items. The Corporation's subsidiaries at any point in time also have approved but undisbursed loans. The majority of these undisbursed loans will convert to booked loans within a three-month period.

Total unused loan commitments, standby letters of credit and undisbursed loans were $281 million, $26 million and $68 million, respectively, at December 31, 2004 and $373 million, $13 million and $116 million, respectively, at December 31, 2003. A significant portion of the unused loan commitments and standby letters of credit outstanding as of December 31, 2004 expire one year from their contract date, however $24 million of unused loan commitments extend for more than five years.

The Corporation's unused loan commitments and standby letters of credit have been estimated to have no realizable fair value, as historically the majority of the unused loan commitments have not been drawn upon and generally the Corporation's subsidiaries do not receive fees in connection with these agreements.

The Corporation has operating leases and other non-cancelable contractual obligations on buildings, equipment and certain computer software that will require annual payments through 2015, including renewal option periods. Minimum payments due in each of the next five years are as follows (in millions):

2005	$2.2
2006	1.9
2007	1.7
2008	0.8
2009	0.2
Thereafter	0.5
Total	$7.3

Minimum payments include estimates where applicable including estimated usage and Consumer Price Index increases of approximately 3%.

Total expense recorded under operating lease and other non-cancelable contractual obligations was $1.8 million in 2004, and $1.4 million in both 2003 and 2002.

The Corporation and its subsidiary banks are subject to certain legal actions arising in the ordinary course of business. In the opinion of management, after consulting with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated net income or financial position of the Corporation.

NOTE Q – DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments" (SFAS 107), requires disclosures about the estimated fair values of the Corporation's financial instruments. The Corporation utilized quoted market prices, where available, to compute the fair values of its financial instruments. In cases where quoted market prices were not available, the Corporation used present value methods to estimate the fair values of its financial instruments. These estimates of fair value are significantly affected by the assumptions made and, accordingly, do not necessarily indicate amounts that could be realized in a current market exchange. It is also the Corporation's general practice and intent to hold the majority of its financial instruments until maturity and, therefore, the Corporation does not expect to realize the estimated amounts disclosed.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and demand deposits due from banks:
The carrying amounts reported in the consolidated statements of financial position for cash and demand deposits due from banks approximate their fair values.

Interest-bearing deposits with unaffiliated banks and federal funds sold:
The carrying amounts reported in the consolidated statements of financial position for interest-bearing deposits with unaffiliated banks and federal funds sold approximate their fair values.

Investment securities:
Fair values for investment securities are based on quoted market prices.

Loans:
For variable interest rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. The fair values for fixed interest rate loans are estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The resulting amounts are adjusted to estimate the effect of declines in the credit quality of borrowers since the loans were originated.

Deposit liabilities:
The fair values of deposit accounts without defined maturities, such as interest- and noninterest-bearing checking, savings and money market accounts, are equal to the amounts payable on demand. Fair values for interest-bearing deposits with defined maturities are based on the discounted value of contractual cash flows, using interest rates currently being offered for deposits of similar maturities. The fair values for variable interest rate certificates of deposit approximate their carrying amounts.

Other borrowings – short term:
The carrying amounts of other borrowings — short term, which consist of repurchase agreements, approximate their fair values.

Federal Home Loan Bank (FHLB) borrowings:
Fair value is estimated based on the present value of future estimated cash flows using current rates offered to the Corporation for debt with similar terms.

Commitments to extend credit, standby letters of credit and undisbursed loans:
The Corporation's unused loan commitments, standby letters of credit and undisbursed loans have no carrying amount and have been estimated to have no realizable fair value. Historically, a majority of the unused loan commitments have not been drawn upon and, generally, the Corporation does not receive fees in connection with these commitments.

Estimates of fair values have not been made for items that are not defined by SFAS 107 as financial instruments, including such items as the Corporation's core deposits and the value of its Trust Department. The Corporation believes it is impractical to estimate a representative fair value for these types of assets, even though management believes they add significant value to the Corporation.

The following is a summary of carrying amounts and estimated fair values of financial instrument components of the consolidated statements of financial position at December 31:

	2004		2003	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
	(In thousands)			
Assets:				
Cash and demand deposits due from banks	**$ 106,565**	**$ 106,565**	$ 131,184	$ 131,184
Interest-bearing deposits and federal funds sold	**40,369**	**40,369**	31,007	31,007
Investment securities	**893,274**	**894,344**	921,862	926,483
Net loans	**2,551,419**	**2,541,810**	2,448,096	2,453,012
Liabilities:				
Deposits without defined maturities	**$2,000,722**	**$2,000,722**	$2,053,179	$2,053,179
Time deposits	**862,751**	**868,506**	914,057	924,824
Other borrowings – short term	**101,834**	**101,834**	91,524	91,524
FHLB borrowings	**284,996**	**279,360**	155,373	167,276

NOTE R – PARENT COMPANY ONLY FINANCIAL INFORMATION

Condensed financial statements of Chemical Financial Corporation (parent company) follow:

Condensed Statements of Financial Position	December 31 2004	2003
	(In thousands)	
Assets:		
Cash and cash equivalents at subsidiary bank	**$ 20,825**	$ 17,662
Investment securities available for sale	**6,063**	5,625
Investment in bank subsidiaries	**457,619**	435,733
Investment in non-bank subsidiaries	**768**	539
Premises and equipment	**6,414**	6,893
Goodwill	**1,093**	1,093
Other assets	**3,092**	5,464
Total assets	**$495,874**	$473,009
Liabilities and Shareholders' Equity:		
Other liabilities	**$ 11,038**	$ 14,960
Total liabilities	**11,038**	14,960
Shareholders' equity	**484,836**	458,049
Total liabilities and shareholders' equity	**$495,874**	$473,009

Condensed Statements of Income	Years Ended December 31 2004	2003	2002
		(In thousands)	
Income:			
Cash dividends from bank subsidiaries	**$ 37,620**	$ 56,076	$ 25,615
Cash dividends from non-bank subsidiaries	**–**	550	750
Interest income from bank subsidiaries	**198**	366	564
Other interest income and dividends	**218**	132	134
Rental revenue	**536**	245	–
Investment securities gains (losses)	**656**	71	(829)
Other	**213**	26	–
Total income	**39,441**	57,466	26,234
Expenses:			
Operating expenses	**3,938**	2,590	2,796
Total expenses	**3,938**	2,590	2,796
Income before income taxes and equity in undistributed net income of subsidiaries	**35,503**	54,876	23,438
Federal income tax benefit	**1,047**	601	828
Equity in undistributed net income of:			
Bank subsidiaries	**19,903**	158	30,625
Non-bank subsidiaries	**229**	81	54
Net income	**$ 56,682**	$ 55,716	$ 54,945

Condensed Statements of Cash Flows	Years Ended December 31 2004	2003	2002
		(In thousands)	
Operating Activities:			
Net income	**$ 56,682**	$ 55,716	$ 54,945
Investment securities (gains) losses	**(656)**	(71)	829
Depreciation and amortization expense	**982**	467	250
Equity in undistributed net income of subsidiaries	**(20,132)**	(239)	(30,679)
Net (increase) decrease in accrued income and other assets	**2,588**	(2,171)	(1,826)
Net increase (decrease) in interest payable and other liabilities	**(1,927)**	(2,694)	2,909
Net cash provided by operating activities	**37,537**	51,008	26,428
Investing Activities:			
Capital infusion into subsidiary bank	**(11,600)**	–	–
Cash assumed in merger of data processing subsidiary into parent	**–**	3,185	–
Net cash used in acquisition	**–**	(52,295)	–
Purchases of premises and equipment	**(470)**	(5,725)	(468)
Purchases of investment securities available for sale	**(4,059)**	(1,552)	(1,258)
Proceeds from sales and maturities of investment securities available for sale	**3,624**	836	1,017
Net cash used in investing activities	**(12,505)**	(55,551)	(709)
Financing Activities:			
Repurchases of common stock	**–**	(1,511)	(408)
Proceeds from directors' stock purchase plan	**219**	182	191
Proceeds from exercise of stock options	**3,291**	5,071	512
Cash dividends paid	**(25,379)**	(23,691)	(21,648)
Net cash used in financing activities	**(21,869)**	(19,949)	(21,353)
Increase (decrease) in cash and cash equivalents	**3,163**	(24,492)	4,366
Cash and cash equivalents at beginning of year	**17,662**	42,154	37,788
Cash and cash equivalents at end of year	**$ 20,825**	$ 17,662	$ 42,154

Management's Responsibility For Financial Statements

Management of the Corporation is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements and related information included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management's best estimates and judgments.

The Board of Directors of the Corporation has an Audit Committee, consisting entirely of independent directors. The Audit Committee meets regularly with management, internal auditors and the independent registered public accounting firm and reviews accounting, internal control, audit and financial reporting matters. Ernst & Young LLP, the independent registered public accounting firm, and the internal auditors have direct and confidential access to the Audit Committee at all times to discuss the results of their examinations.

Management's Assessment of Internal Control Over Financial Reporting

Management of the Corporation is responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified. Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2004, in relation to criteria for effective internal control over financial reporting as described in "Internal Control – Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has concluded that, as of December 31, 2004, its system of internal control over financial reporting was effective and meets the criteria of the "Internal Control – Integrated Framework." Ernst & Young LLP has issued an attestation report on internal control over financial reporting which is included herein.

REPORTS OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report on Consolidated Financial Statements

Audit Committee of the Board of Directors and Shareholders of Chemical Financial Corporation

We have audited the accompanying consolidated statements of financial position of Chemical Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chemical Financial Corporation and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chemical Financial Corporation's internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Detroit, Michigan
March 15, 2005

Report on Internal Control Over Financial Reporting

Audit Committee of the Board of Directors and Shareholders of Chemical Financial Corporation

We have audited management's assessment, included in the accompanying report of Management's Assessment of Internal Control Over Financial Reporting, that Chemical Financial Corporation maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chemical Financial Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Chemical Financial Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Chemical Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial position of Chemical Financial Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of Chemical Financial Corporation and our report dated March 15, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Detroit, Michigan
March 15, 2005

SUPPLEMENTAL QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(In thousands, except per share data)

	2004				2003			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	**$47,185**	**$46,583**	**$47,318**	**$48,164**	$48,246	$46,697	$45,237	$44,857
Interest expense	**10,363**	**10,174**	**10,165**	**10,914**	13,122	11,668	10,473	10,002
Net interest income	**36,822**	**36,409**	**37,153**	**37,250**	35,124	35,029	34,764	34,855
Provision for loan losses	**746**	**661**	**701**	**1,711**	295	1,272	540	727
Investment securities gain	**983**	**267**	**9**	**108**	184	308	417	387
Income before income taxes	**20,878**	**20,833**	**21,576**	**21,388**	21,117	20,661	21,797	20,534
Net income	**14,119**	**13,866**	**14,296**	**14,401**	14,014	13,670	14,469	13,563
Net income per share								
Basic	**.56**	**.55**	**.58**	**.57**	.56	.55	.58	.55
Diluted	**.56**	**.55**	**.57**	**.57**	.56	.55	.58	.54

MARKET FOR CHEMICAL FINANCIAL CORPORATION COMMON STOCK AND RELATED SHAREHOLDER MATTERS

Chemical Financial Corporation common stock is traded on The Nasdaq Stock Market® under the symbol CHFC. As of December 31, 2004, there were approximately 25.2 million shares of Chemical Financial Corporation common stock issued and outstanding, held by approximately 5,400 shareholders of record. The table below sets forth the range of high and low trade prices for Chemical Financial Corporation common stock for the periods indicated. These quotations reflect inter-dealer prices, without retail markup, markdown, or commission, and may not necessarily represent actual transactions.

	2004		2003	
	High	**Low**	High	Low
First quarter	**$37.45**	**$33.73**	$32.99	$26.43
Second quarter	**37.20**	**33.32**	32.50	26.10
Third quarter	**37.70**	**33.03**	34.71	29.05
Fourth quarter	**43.33**	**36.06**	38.10	31.20

The earnings of the Corporation's subsidiary banks are the principal source of funds to pay cash dividends. Consequently, cash dividends are dependent upon the earnings, capital needs, regulatory constraints, and other factors affecting each individual subsidiary bank. See Note K to the Consolidated Financial Statements for a discussion of such limitations. The Corporation has paid regular cash dividends every quarter since it began operation as a bank holding company in 1974. The following table summarizes the quarterly cash dividends paid to shareholders over the past five years, adjusted for stock dividends paid during this time period. Management expects the Corporation to declare and pay comparable regular quarterly cash dividends on its common shares in 2005.

	Years Ended December 31				
	2004	2003	2002	2001	2000
First quarter	**$ .252**	$.238	$.217	$.207	$.190
Second quarter	**.252**	.238	.217	.207	.190
Third quarter	**.252**	.238	.217	.207	.190
Fourth quarter	**.252**	.238	.217	.207	.190
Total	**$1.008**	$.952	$.868	$.828	$.760

At December 31, 2004

Board of Directors

J. Daniel Bernson – President and Chief Executive Officer, The Hanson Group (a holding company with interests in diversified businesses in Southwest Michigan)

Nancy Bowman – Certified Public Accountant, Co-owner, Bowman & Rogers, PC (an accounting and tax services company)

James A. Currie – Investor

Michael L. Dow – Investor

Thomas T. Huff – Attorney at Law, Thomas T. Huff, P.C.

Terence F. Moore – President and Chief Executive Officer, MidMichigan Health (a health care organization)

Aloysius J. Oliver – Retired Chairman, President and Chief Executive Officer, Chemical Financial Corporation

Frank P. Popoff – Chairman of Chemical Financial Corporation, Retired Chairman, President and Chief Executive Officer, The Dow Chemical Company (a diversified science and technology company that manufactures chemical, plastic and agricultural products)

David B. Ramaker – President and Chief Executive Officer, Chemical Financial Corporation

Dan L. Smith – Retired Chairman and Chief Executive Officer, Shoreline Financial Corporation (a bank holding company)

William S. Stavropoulos – Chairman, The Dow Chemical Company (a diversified science and technology company that manufactures chemical, plastic and agricultural products)

Executive Officers

David B. Ramaker – President and Chief Executive Officer

Bruce M. Groom – Executive Vice President and Senior Trust Officer, Chemical Bank and Trust Company

Lori A. Gwizdala – Executive Vice President, Chief Financial Officer and Treasurer

Thomas W. Kohn – President and Chief Executive Officer, Chemical Bank West

William C. Lauderbach – Executive Vice President and Senior Investment Officer, Chemical Bank and Trust Company

James R. Milroy – Executive Vice President, Chief Operating Officer and Secretary

John A. Reisner – President and Chief Executive Officer, Chemical Bank and Trust Company

James E. Tomczyk – President and Chief Executive Officer, Chemical Bank Shoreline